Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTERCONTINENTAL EXCHANGE, INC.,

RED MERGER SUB INC.,

INTERACTIVE DATA HOLDINGS CORPORATION

and

THE EQUITYHOLDERS’ REPRESENTATIVE NAMED HEREIN

Dated as of October 26, 2015

-i-

-ii-

4.16	Litigation	55
4.17	Compliance with Laws; Permits	56
4.18	Environmental Matters	56
4.19	Insurance	57
4.20	Transactions with Related Persons; Affiliates	57
4.21	Investment Advisers Act	57
4.22	Financial Advisors	58
4.23	Anti-Corruption; Sanctions	58

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		59

5.1	Organization and Good Standing	59
5.2	Authorization of Agreement	59
5.3	Noncontravention; Government Approvals	60
5.4	Litigation	60
5.5	Compliance with Laws	61
5.6	Financial Advisors	61
5.7	Solvency	61
5.8	Financial Ability	62
5.9	Financial Statements	62
5.10	Investment Representation; Investigation	63
5.11	Disclaimer Regarding Projections	63
5.12	Ownership; No Prior Activities	63
5.13	Equityholder and Management Arrangements	64
5.14	Reports	64
5.15	Capitalization	64
5.16	Internal Controls	65
5.17	Absence of Changes	66
5.18	Taxes	66
5.19	No Required Vote	67
5.20	State Takeover Laws	68
5.21	Anti-Corruption; Sanctions	68

ARTICLE VI COVENANTS		69

6.1	Conduct of the Business Pending the Closing	69
6.2	Access to Information	74
6.3	Confidentiality	75
6.4	Consents	75
6.5	Further Assurances; Regulatory Approvals	75
6.6	Indemnification, Exculpation and Insurance	78
6.7	Preservation of Records	80
6.8	No Publicity	81
6.9	Employment and Employee Benefits	81
6.10	Exclusivity; Alternative Transactions	83
6.11	Equityholder and Management Arrangements	83
6.12	Closing Agreements	84
6.13	FIRPTA Certificate	84

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6.14	Company Stockholder Approval	84
6.15	Shareholders Arrangements	84
6.16	Certain Indebtedness	84
6.17	Section 280G	85
6.18	No Parent Stockholder Approval	85
6.19	Section 16 Matters	86
6.20	Other Cooperation	86
6.21	Listing	86
6.22	Discussions Regarding a Possible Tax-Free Reorganization	86

ARTICLE VII CONDITIONS TO CLOSING		86

7.1	Conditions Precedent to Obligations of Parent and Merger Sub	86
7.2	Conditions Precedent to Obligations of the Company	87
7.3	Waiver of Conditions; Frustration of Closing Conditions	88

ARTICLE VIII TERMINATION		89

8.1	Termination of Agreement	89
8.2	Procedure Upon Termination	90
8.3	Effect of Termination	90

ARTICLE IX ADDITIONAL AGREEMENTS		91

9.1	No Other Representations	91
9.2	No Survival of Representations, Warranties and Covenants	92

ARTICLE X MISCELLANEOUS		92

10.1	Remedies	92
10.2	Payment of Transfer Taxes	93
10.3	Expenses	93
10.4	Entire Agreement; Amendments and Waivers	94
10.5	Governing Law; Consent to Jurisdiction	95
10.6	Notices	96
10.7	Release	98
10.8	Severability	99
10.9	Binding Effect; Assignment; Third Party Beneficiaries	99
10.10	Non-Recourse	100
10.11	Provision Respecting Legal Representation	101
10.12	Parent Guarantee	102
10.13	Counterparts; Delivery by Facsimile or Email	102
10.14	Waiver of Jury Trial	103

Exhibits:
Exhibit A     –     Calculation of Net Working Capital

Exhibit B     –     Form of Company Optionholder Participation Agreement
Exhibit C     –     Form of FIRPTA Certificate

Exhibit D     –     Form of Parent Registration Rights Agreement
Exhibit E     –     Form of Certificate of Incorporation
Exhibit F     –     Form of Letter of Transmittal

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 26, 2015 (as amended, restated, supplemented or modified from time to time, this “Agreement”), is by and among INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation (“Parent”), RED MERGER SUB INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), INTERACTIVE DATA HOLDINGS CORPORATION, a Delaware corporation (the “Company”), and IGLOO MANAGER CO-INVEST, LLC, a Delaware limited liability company, solely in its capacity as agent and attorney-in-fact for the Company Stockholders and Company Optionholders (each as defined herein) (in such capacity, the “Equityholders’ Representative” and collectively with Parent, Merger Sub and the Company, the “parties”).

WITNESSETH:

WHEREAS, Parent desires to acquire, directly or indirectly, 100% of the issued and outstanding capital stock of the Company in a reverse subsidiary merger transaction on the terms and subject to the conditions set forth herein;

WHEREAS, the boards of directors of each of Parent and Merger Sub have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, at or prior to the date of this Agreement, the Sponsors have executed and delivered to the Company, Parent and Merger Sub the Sponsor Consent;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, Parent has agreed to enter into the Parent Registration Rights Agreement with certain of the holders of Company Common Stock; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions thereto.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1          Definitions.

(a)          For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1(a):

“2012 Indenture” means the Indenture, dated as of December 18, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee, as amended, restated, modified or supplemented from time to time.

“2014 Indenture” means the Indenture, dated as of May 2, 2014, among IDC, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as amended, restated, modified or supplemented from time to time.

“Accredited Investor” has the meaning set forth in Section 3.8(b).

“Accredited Investor Closing Cash Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Accredited Investor Closing Stock Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Accredited Investor Company Common Stock Closing Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Accredited Investor Company Common Stock Merger Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent, Merger Sub and their respective Representatives and Affiliates) with respect to any (a) merger, business combination, reorganization, recapitalization, share issuance or share exchange, consolidation or similar transaction involving 25% or more of the Company Common Stock or other capital stock of the Company or any of its Subsidiaries, or (b) acquisition or purchase of 25% or more of the assets of the Company or any of its Subsidiaries, in each case, other than the transactions contemplated pursuant to this Agreement.

“Additional Company Option Merger Consideration” has the meaning set forth in Section 3.1(b).

“Additional Merger Consideration” means the aggregate amount of all funds (if any) distributed to the Company Stockholders and the Surviving Corporation (on behalf of the Company Optionholders) pursuant to and in accordance with Section 3.6(f)(iv)(B).

“Advisers Act” has the meaning set forth in Section 4.21(a).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, that in no event shall the Company or any of its Subsidiaries be considered an Affiliate of any “portfolio company” (as such term is customarily understood among institutional private equity investors) of any investment fund affiliated with either or both Sponsors, nor shall any portfolio company of any investment fund affiliated with either or both Sponsors be considered an Affiliate of the Company or any of its Subsidiaries.

“Aggregate Share Consideration” means (i) 6,491,874.685877 shares of Parent Common Stock as long as the Parent Common Stock Closing Price is equal to or greater than $238.76, (ii) if the Parent Common Stock Closing price is (x) less than $238.76 and (y) greater than $179.07, then a number of shares of Parent Common Stock equal to (A) $1,550,000,000 divided by (B) the Parent Common Stock Closing Price and (iii) if the Parent Common Stock Closing Price is equal to or less than $179.07 then 8,655,832.914503 shares of Parent Common Stock.

“Applicable Withholding Amount” means such amounts as are required to be withheld or deducted under the Code or any applicable provision of Law with respect to the payments made in connection with the cancellation of a Vested Company Option or other Company Award.

“Agreement” has the meaning set forth in the Preamble.

“Balance Sheet” has the meaning set forth in Section 4.6.

“Balance Sheet Date” has the meaning set forth in Section 4.6.

“Breakage Costs” means any termination fees, prepayment premiums, penalties, make-whole payments, breakage costs or other similar fees, costs or expenses incurred in connection with the prepayment, repayment, redemption, payoff, amendment, modification or supplement of any Indebtedness, including the Credit Agreement and the Notes (and including, for the avoidance of doubt, any portion of the redemption price of the PIK Toggle Notes or the Senior Notes, as applicable, that exceeds 100% of the principal amount of such Notes, as set forth in Section 3.07 of the applicable Indenture), pursuant to the terms of this Agreement or the consummation of the transactions contemplated hereby.

“Business Day” means any day of the year on which national banking institutions in New York, New York and San Francisco, California are open to the public for conducting business and are not required or authorized to be closed.

“Cash on Hand” means, with respect to the Company and its Subsidiaries, the sum of (a) all cash, cash equivalents and marketable securities, in each case, excluding the Unpaid Dividend Amount and determined as of the Reference Time plus (b) any fees, costs or expenses payable by Parent or Merger Sub to the Company or its Subsidiaries pursuant to Sections 6.5(c) and 6.16(a) and not yet paid as of the Reference Time. For the avoidance of doubt, Cash on Hand shall (i) be calculated net of uncleared checks and drafts issued by the Company or its Subsidiaries and (ii) include uncleared checks and drafts received or deposited for the account of the Company or its Subsidiaries, including deposits in transit.

“Certificates” has the meaning set forth in Section 3.2(c).

“Certificate of Incorporation” has the meaning set forth in Section 2.5.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Claims” has the meaning set forth in Section 10.7.

“Closing” has the meaning set forth in Section 2.2.

“Closing Cash Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Indebtedness” means the Indebtedness of the Company and its Subsidiaries (excluding any such Indebtedness that is owed to the Company or its Subsidiaries) as of the Reference Time.

“Closing Statement” has the meaning set forth in Section 3.6(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Award” means, collectively, (i) an agreement between the Company or its Subsidiaries, on the one hand, and any other Person, on the other hand, under which the Company issues any options to acquire shares of Company Common Stock or shares of Company Common Stock that are subject to forfeiture or vesting conditions to such Person in exchange for services provided by such Person to the Company or any of the Company’s Subsidiaries and (ii) the terms of the Company Incentive Plan under which such Company Options or Company Restricted Stock, as applicable, were issued.

“Company Benefit Plans” has the meaning set forth in Section 4.14(a).

“Company Charter Documents” has the meaning set forth in Section 4.1(b).

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Common Stock Closing Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Company Common Stock Merger Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Company Documents” has the meaning set forth in Section 4.2(a).

“Company Incentive Plan” means the Interactive Data Holdings Corporation 2010 Incentive Plan, as amended from time to time.

“Company Option Closing Consideration” has the meaning set forth in Section 3.1(b)(ii).

“Company Optionholder Participation Agreement” has the meaning set forth in Section 3.2(c).

“Company Optionholders” means those Persons holding outstanding Company Options immediately prior to the Effective Time.

“Company Option Merger Consideration” has the meaning set forth in Section 3.1(b)(ii).

“Company Options” means all options to acquire shares of Company Common Stock granted pursuant to a Company Award.

“Company Registered Intellectual Property” has the meaning set forth in Section 4.12(a).

“Company Restricted Stock” means any issued and outstanding shares of Company Common Stock subject, at the time of issuance, forfeiture or vesting conditions granted pursuant to a Company Award.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement in accordance with the DGCL.

“Company Stockholders” means those Persons holding outstanding shares of Company Common Stock (including the Company Restricted Stock), in each case, immediately prior to the Effective Time.

“Company Tax Benefit” means Eighty Six Million Dollars ($86,000,000).

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

“Confidentiality Agreement” has the meaning set forth in Section 6.3.

“Continuing Employees” has the meaning set forth in Section 6.9(a).

“Contract” means any contract, indenture, note, bond, lease or other legally binding agreement, other than any Company Benefit Plans.

“Contracting Parties” has the meaning set forth in Section 10.10.

“Credit Agreement” means the Credit Agreement, dated as of May 2, 2014, among Intermediate, IDC, the lenders party thereto and Bank of America, N.A., as Administrative Agent and as Collateral Agent, as amended, restated, modified or supplemented from time to time.

“Delayed Financial Advisors Fee” means the amounts payable to the Financial Advisors pursuant to the terms of the Engagement Letters, in each case in respect of consideration to be received by the Company Stockholders or the Surviving Corporation (on behalf of the Company Optionholders) following the Effective Time; provided, that any such amounts shall be no greater than the aggregate amounts released and paid from the Purchase Price Escrow Account pursuant to Section 3.6(f)(iv)(A), and the Equityholders’ Representative Account pursuant to Section 3.12(a).

“DGCL” has the meaning set forth in Section 2.1.

“Dispute Notice” has the meaning set forth in Section 3.6(b).

“Disputed Items” has the meaning set forth in Section 3.6(b).

“Dissenting Shares” has the meaning set forth in Section 3.1(d).

“Dollars” or “$” means United States dollars.

“Effective Time” has the meaning set forth in Section 2.3.

“Enforceability Exceptions” has the meaning set forth in Section 4.2(a).

“Engagement Letters” means such engagement letters as may be entered into by the Company or any of its Subsidiaries during the Interim Period with respect to a Pre-Closing Engagement.

“Environmental Law” means any applicable Law as in effect on the date of this Agreement relating to pollution or the protection of the environment or health and safety as it relates to any Hazardous Substance.

“Equityholders’ Representative” has the meaning set forth in the Preamble.

“Equityholders’ Representative Account” means an account designated in writing by the Equityholders’ Representative to Parent no later than five (5) Business Days prior to the Closing Date.

“Equityholders’ Representative Account Distribution” has the meaning set forth in Section 3.13.

“Equityholders’ Representative Account Distribution Amount” has the meaning set forth in Section 3.13(b).

“Equityholders’ Representative Amount” means One Million Dollars ($1,000,000).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Escrow Agent” means a bank of national standing to be mutually agreed in writing by Parent and the Equityholders’ Representative acting reasonably in good faith.

“Escrow Agreement” means the escrow agreement to be entered into at Closing by Parent, the Equityholders’ Representative, the Company and the Escrow Agent in a form to be agreed upon by Parent, the Equityholders’ Representative and the Escrow Agent acting reasonably in good faith.

“Estimated Closing Statement” has the meaning set forth in Section 3.2(a).

“Estimated Merger Cash Consideration” means (i) the Estimated Merger Consideration, minus (ii) $1,550,000,000, minus (iii) the aggregate amount of cash to be issued to the holders of the Vested Company Options pursuant to clause (A) of Section 3.1(b)(ii).

“Estimated Merger Consideration” means (i) the Transaction Value, plus (ii) Cash on Hand, minus (iii) Closing Indebtedness, minus (iv) Transaction Costs, plus (v) the amount (if any) by which Estimated Net Working Capital is in excess of the Net Working Capital Target, minus (vi) the amount (if any) by which the Net Working Capital Target is in excess of Estimated Net Working Capital, in each case as set forth in the Estimated Closing Statement, minus (vii) the Purchase Price Escrow Amount, minus (viii) the Equityholders’ Representative Amount, plus (ix) the Company Tax Benefit.

“Estimated Merger Consideration Elements” means, collectively, the following: (i) Cash on Hand; (ii) Closing Indebtedness; (iii) Transaction Costs; (iv) Estimated Net Working Capital; (v) the Per Share Portion; (vi) the Fully Diluted Per Share Portion and (vii) the Company Tax Benefit.

“Estimated Net Working Capital” means the Company’s good-faith estimate of the amount of Net Working Capital, as determined in accordance with Exhibit A attached hereto.

“Excess Amount” has the meaning set forth in Section 3.1(b)(ii).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Rate” means, in respect of any amount expressed in a currency other than Dollars, as of any date of determination, the rate of exchange of Dollars for such currency appearing in The Wall Street Journal published on the Business Day immediately prior to such date of determination.

“Exercise Number” has the meaning set forth in Section 3.1(b)(ii).

“Existing Policy” has the meaning set forth in Section 6.6(d).

“Expectation Damages” has the meaning set forth in Section 10.1(d).

“FCA” means the United Kingdom Financial Conduct Authority, and/or its predecessor organization the Financial Services Authority or any other predecessor organization, as the context may require.

“Final Closing Statement” has the meaning set forth in Section 3.6(e).

“Final Merger Consideration” means (i) the Transaction Value, plus (ii) Cash on Hand, minus (iii) Closing Indebtedness, minus (iv) Transaction Costs, plus (v) the amount (if any) by which Net Working Capital is in excess of the Net Working Capital Target, minus (vi) the amount (if any) by which the Net Working Capital Target is in excess of Net Working Capital, in each case as set forth in the Final Closing Statement; plus (vii) the Company Tax Benefit; provided, that as such term is used in Sections 3.6(f)(i), 3.6(f)(ii) and 3.6(f)(iii), the Final Merger Consideration also shall be reduced by (A) the Purchase Price Escrow Amount and (B) the Equityholders’ Representative Amount.

“Final Merger Consideration Elements” means, collectively, the following: (i) Cash on Hand; (ii) Closing Indebtedness; (iii) Transaction Costs; (iv) Net Working Capital; (v) the Per Share Portion; (vi) the Fully Diluted Per Share Portion and (vii) the Company Tax Benefit.

“Financial Advisors” has the meaning set forth in Section 4.22.

“Financial Statements” has the meaning set forth in Section 4.6.

“Financing Sources” means the financial institutions that have committed to provide (directly or indirectly), or otherwise entered into agreements in connection with, the financing of the transactions contemplated by this Agreement, which agreements have been provided to the Company prior to the date hereof, together with their respective Affiliates and Representatives.

“Foreign Plan” has the meaning set forth in Section 4.14(a).

“FSMA” means the United Kingdom Financial Services and Markets Act 2000.

“Fully Diluted Per Share Portion” means a fraction (i) the numerator of which is one, and (ii) the denominator of which is equal to (A) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Common Stock held by the Company as treasury stock and other than any shares of Company Common Stock held by Parent, Merger Sub or any of their respective Affiliates immediately prior to the Effective Time that is cancelled for no consideration pursuant to Section 3.1(a)(ii), but including, without duplication, the Company Restricted Stock), plus (B) the number of shares of Company Common Stock issuable upon the exercise of all Company Options (other than Underwater Options and other Company Options cancelled for no consideration pursuant to Section 3.1(b)).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Antitrust Entity” means any Governmental Body with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, or self-regulatory organization, whether foreign, European Union, multi-national or other supra-national, national, federal, regional, state or local or any agency, instrumentality, authority, department, commission, board or bureau thereof, or any court, arbitrator, arbitration panel or similar judicial body.

“Hazardous Substances” means any and all pollutants, contaminants or wastes and any and all other materials or substances that are regulated under any applicable Environmental Laws as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, radioactive materials, radon gas, mold, petroleum compounds, friable asbestos and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IDC” means Interactive Data Corporation, a Delaware corporation and indirect wholly owned Subsidiary of the Company.

“Indebtedness” means, as of the particular time and without duplication, (i) the principal amount of and accrued interest that is payable by the borrower under the definitive documentation governing such Indebtedness, in each case, in respect of (A) any indebtedness of the Company or any of its Subsidiaries for money borrowed and (B) any indebtedness of the Company or any of its Subsidiaries evidenced by a note, bond, debenture or other similar instrument or debt security, (ii) all obligations of the type referred to in clause (i) above of other Persons for the payment of which the Company or its Subsidiaries is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations, (iii) all obligations in respect of letters of credit, bankers’ acceptances and similar facilities issued for the account of the Company or any of its Subsidiaries (but solely to the extent drawn and not paid) (iv) all obligations of the Company or any of its Subsidiaries as lessee that are capitalized in accordance with GAAP (but not including operating lease obligations) and (v) all Breakage Costs. Notwithstanding anything herein to the contrary, Indebtedness shall not include (1) Indebtedness due to the Company, (2) Indebtedness from the Company or any Subsidiary to the Company or any other wholly owned Subsidiary of the Company, (3) any amounts taken into account in Net Working Capital or Transaction Costs, (4) the Unpaid Dividend Amount or (5) Indebtedness incurred by Parent, Merger Sub or any of their respective Affiliates to finance the payment of the Estimated Merger Cash Consideration.

“Indemnitees” has the meaning set forth in Section 6.6(a).

“Indentures” means the 2012 Indenture and the 2014 Indenture, collectively.

“Independent Accountant” means Alvarez & Marsal or, if it is unable or unwilling to serve, such other firm of independent accountants of national standing to which Parent and the Equityholders’ Representative mutually agree in writing.

“Insurance Cap” has the meaning set forth in Section 6.6(d).

“Intellectual Property” means all intellectual property and proprietary rights, including rights in (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations; (ii) trademarks, service marks, trade dress, logos, corporate names, trade names and internet domain names (“Marks”); (iii) copyrights and works of authorship, including copyrights in Software; (iv) trade secrets, know-how, formulae, inventions (whether or not patentable), processes, techniques, technical data, designs, drawings and specifications; and (v) any applications or registrations of any of the foregoing.

“Interim Period” means the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE VIII.

“Intermediate” means Interactive Data Intermediate Corporation, a Delaware corporation and a direct wholly owned Subsidiary of the Company.

“Investor Designation” has the meaning set forth in Section 3.8(b).

“IPO Process” means the preparation of the Registration Statement and the proposed initial public offering of the Company.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means any and all computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, websites and all other information technology assets, including all associated documentation related to any of the foregoing, owned by the Company or any of its Subsidiaries.

“Knowledge of the Company” means the actual knowledge of those Persons identified on Schedule 1.1(a)(i).

“Knowledge of Parent” means the actual knowledge of those Persons identified on Schedule 1.1(a)(ii).

“Law” means any law, statute, code, ordinance, rule, regulation, treaty, decree or Order of any Governmental Body.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body.

“Letter of Transmittal” has the meaning set forth in Section 3.2(c).

“Licensed Intellectual Property” means all Intellectual Property with respect to which the Company or any of its Subsidiaries has received a license or other right to use from a third Person.

“Lien” means any lien, pledge, charge, mortgage, deed of trust, security interest, easement, servitude, limitation on transfer, restriction, right of way, claim, covenant or other similar encumbrance. For purposes of this Agreement, including Section 4.11, it is understood that “Lien” does not include any license or similar right granted with respect to any Intellectual Property.

“Management Agreement” means the Transaction and Management Fee Agreement, dated July 29, 2010, by and between IDC, Silver Lake Management Company III, L.L.C., a Delaware limited liability company, and Warburg Pincus LLC, a New York limited liability company.

“Management Agreement Payments” means any fees and expenses payable by the Company or any of its Subsidiaries under the Management Agreement to entities affiliated with the Sponsors in connection with the transactions contemplated by this Agreement, including the termination of the Management Agreement, including (i) any accrued and unpaid Management Fees (as defined in the Management Agreement) (including any accrued and unpaid installment payments thereof), calculated in accordance with the last sentence of Section 8 of the Management Agreement, (ii) any accrued and unpaid Out-of-Pocket Expenses (as defined in the Management Agreement and (iii) the Lump Sum Fee (as defined in the Management Agreement).

“Material Adverse Effect” means an effect, event, change, occurrence or circumstance that (i) has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or (ii) prevents or materially delays the ability of the Company to perform its obligations under this Agreement; provided, however, that, in the case of clause (i), no effect, event, change, occurrence or circumstance arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Material Adverse Effect: (A) general changes in the industries in which the Company or its Subsidiaries operate, (B) general changes in economic conditions, including changes in the credit, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world; (C) earthquakes, floods, hurricanes, tornadoes, volcanic eruption, natural disasters or other acts of nature; (D) changes in global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism (including cyberterrorism) or military actions or any escalation, worsening of any such hostilities, acts of war, sabotage or terrorism (including cyberterrorism) or military actions existing or underway; (E) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby (including compliance with the covenants set forth herein and any action taken or omitted to be taken by the Company or any of its Subsidiaries at the written request or with the prior written consent of Parent or Merger Sub), including the impact thereof on relationships, contractual or otherwise, with, clients, customers, suppliers, distributors, partners, financing sources or employees or independent consultants or on revenue, profitability or cash flows (provided, that no effect shall be given to this clause (E) for purposes of Section 4.3 and the certificate contemplated by Section 7.2(c) solely as it related to such Section); (F) Parent’s or its Representatives or Affiliates announcement or other disclosure of its plans or intentions with respect to the conduct of business (or any portion thereof) of the Company or any of its Subsidiaries after the Closing; (G) any change in the cost or availability or other terms of any financing contemplated by Parent or Merger Sub to consummate the transactions contemplated hereby; (H) any changes in Laws, regulatory policies, GAAP or other applicable accounting rules; (I) the fact that the prospective owner of the Company and any of its Subsidiaries is Parent or any Affiliate of Parent; (J) any failure by the Company or any of its Subsidiaries to meet any projections, forecasts or estimates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such failure of the Company or any of its Subsidiaries to meet projections, forecasts or estimates shall not be excluded under this clause (J)); (K) any change in the credit rating of the Company or any of its Subsidiaries (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such change in such credit rating shall not be excluded under this clause (K)); and (L) any breach of this Agreement by Parent or Merger Sub, except, in the case of clauses (A), (B), (C), (D) and (H), to the extent that the Company and its Subsidiaries, taken as a whole, is affected in a materially disproportionate manner relative to the participants in the industries in which the Company or its Subsidiaries operate, in which case, solely the incremental disproportionate adverse impact may (subject to the terms and limits herein) shall be taken into account in determining whether there has been a Material Adverse Effect.

“Material Contracts” has the meaning set forth in Section 4.13(a).

“Material Leased Real Property” has the meaning set forth in Section 4.11(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Stock Consideration” means (i) the Aggregate Share Consideration, minus (ii) the aggregate number of shares of Parent Common Stock to be paid to the holders of the Vested Company Options pursuant to clause (B) of Section 3.1(b)(ii).

“Merger Sub” has the meaning set forth in the Preamble.

“Net Equityholders’ Representative Account Distribution” has the meaning set forth in Section 3.13(b).

“Net Purchase Price Escrow Distribution” has the meaning set forth in Section 3.6(f)(iv)(B).

“Net Working Capital” means (i) the Specified Current Assets, minus (ii) the Specified Current Liabilities, in each case, as of the Reference Time and as determined in accordance with Exhibit A attached hereto.

“Net Working Capital Target” means Thirty-Three Million, Seven Hundred Ninety-Five Thousand, Eight Hundred Sixty-One Dollars ($33,795,861).

“Non-Accredited Investor” has the meaning set forth in Section 3.8(b).

“Non-Accredited Investor Closing Cash Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Non-Accredited Investor Company Common Stock Closing Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Non-Accredited Investor Company Common Stock Merger Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Non-Party Affiliates” has the meaning set forth in Section 10.10.

“Notes” means the PIK Toggle Notes and the Senior Notes, collectively.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body of competent jurisdiction.

“Outside Date” has the meaning set forth in Section 8.1(a).

“Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Parent Charter Documents” has the meaning set forth in Section 5.1(b).

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Common Stock Closing Price” means the arithmetic average of the daily intra-day volume-weighted average price of one share of Parent Common Stock on its primary exchange during the regular trading session (and excluding pre-market and after-hours trading) over the ten (10) consecutive trading days ending on the trading day that is two (2) trading days immediately preceding the Closing Date.

“Parent Disclosure Schedules” has the meaning set forth in the preamble to ARTICLE V.

“Parent Documents” has the meaning set forth in Section 5.2.

“Parent Material Adverse Effect” effect, event, change, occurrence or circumstance that (i) has a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole or (ii) prevents or materially delays the ability of Parent and/or Merger Sub to perform its obligations under this Agreement; provided, however, that, in the case of clause (i), no effect, event, change, occurrence or circumstance arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Parent Material Adverse Effect: (A) general changes in the industries in which Parent or its Subsidiaries operate, (B) general changes in economic conditions, including changes in the credit, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world; (C) earthquakes, floods, hurricanes, tornadoes, volcanic eruption, natural disasters or other acts of nature; (D) changes in global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism (including cyberterrorism) or military actions or any escalation, worsening of any such hostilities, acts of war, sabotage or terrorism (including cyberterrorism) or military actions existing or underway; (E) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby (including compliance with the covenants set forth herein and any action taken or omitted to be taken by Parent or any of its Subsidiaries at the written request or with the prior written consent of the Company), including the impact thereof on relationships, contractual or otherwise, with, clients, customers, suppliers, distributors, partners, financing sources or employees or independent consultants or on revenue, profitability or cash flows (provided, that no effect shall be given to this clause (E) for purposes of Section 5.3 and the certificate contemplated by Section 7.1(c) solely as it related to such Section); (F) any changes in Laws, regulatory policies, GAAP or other applicable accounting rules; (G) any failure by Parent or any of its Subsidiaries to meet any projections, forecasts or estimates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such failure of Parent or any of its Subsidiaries to meet projections, forecasts or estimates shall not be excluded under this clause (G)); and (H) any breach of this Agreement by the Company, except, in the case of clauses (A), (B), (C), (D) and (F), to the extent that Parent and its Subsidiaries, taken as a whole, is affected in a materially disproportionate manner relative to the participants in the industries in which Parent or its Subsidiaries operate, in which case, solely the incremental disproportionate adverse impact may (subject to the terms and limits herein) shall be taken into account in determining whether there has been a Parent Material Adverse Effect.

“Parent Options” has the meaning set forth in Section 5.15(a).

“Parent Plans” has the meaning set forth in Section 6.9(b).

“Parent Preferred Stock” has the meaning set forth in Section 5.15(a).

“Parent Registration Rights Agreement” means a registration rights agreement between Parent and certain holders of Company Common Stock in substantially the form attached hereto as Exhibit D.

“Parent Restricted Stock Units” has the meaning set forth in Section 5.15(a).

“Parent Reports” means each form, statement, registration statement, prospectus, report, schedule, proxy statement and other document (including exhibits and schedules thereto and other information incorporated therein) filed with or furnished to the SEC on a voluntary basis or otherwise since January 1, 2012 by Purchaser pursuant to the Securities Act or the Exchange Act, including any amendments thereto.

“Parent Stock Plans” has the meaning set forth in Section 5.15(a).

“parties” has the meaning set forth in the Preamble.

“Paying Agent” means a bank of national standing to which Parent and the Equityholders’ Representative mutually agree in writing acting reasonably in good faith (which, for the avoidance of doubt, may be the same bank as the Escrow Agent).

“Paying Agent Agreement” means the paying and exchange agent agreement to be entered into at Closing by Parent, the Company, the Equityholders’ Representative and the Paying Agent in a form to be agreed upon by Parent, the Equityholders’ Representative and the Paying Agent acting reasonably in good faith.

“Paying Agent Fund” has the meaning set forth in Section 3.2(b)(i).

“Per Share Portion” means a fraction (i) the numerator of which is one, and (ii) the denominator of which is the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Common Stock held by the Company as treasury stock and other than any shares of Company Common Stock held by Parent, Merger Sub or any of their respective Affiliates immediately prior to the Effective Time that is cancelled for no consideration pursuant to Section 3.1(a)(ii), but including, without duplication, the Company Restricted Stock). For the avoidance of doubt, shares of Company Common Stock issuable upon exercise of Company Options shall not be considered outstanding for purposes of calculating the Per Share Portion.

“Performance-Based Company Options” means Company Options that contain, or are otherwise subject to, performance-based vesting conditions pursuant to a Company Award.

“Permits” means any approvals, authorizations, licenses, franchises, permits or certificates from a Governmental Body.

“Permitted Liens” means the following Liens: (i) with respect to real property, all defects, exceptions, restrictions, easements, rights of way, covenants, conditions, encumbrances and other similar matters (A) that are matters of record or may be shown or disclosed by an inspection, survey or title report or other similar report and delivered or made available to Parent prior to the date hereof or (B) disclosed in policies of title insurance delivered or made available to Parent prior to the date hereof, (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith, in each case for which adequate reserves (as determined in accordance with GAAP), if required under GAAP, have been established on the most recent balance sheet of the Company included in the Financial Statements, (iii) mechanics’, carriers’, workers’, repairers’, construction contractors’, landlords’ and similar Liens arising or incurred in the ordinary course of business or the amount or validity of which is being contested (iv) with respect to real estate, zoning ordinances, building codes, entitlement and similar land use and environmental regulations by any Governmental Body, none of which adversely affect the current use of the affected property in any material respect, (v) Liens securing Indebtedness as disclosed in the Financial Statements, (vi) title of a lessor, sub-lessor, licensor or sub-licensor or secured by a lessor’s, sub-lessor’s, licensor’s or sublicensor’s interest under a capital or operating lease, sublease, license or sublicense, (vii) purchase money liens and liens securing rental payments under capital or operating lease arrangements, (viii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (ix) any Liens reflected in the Financial Statements, (x) Liens on goods or inventory the purchase, shipment or storage price of which is financed by a documentary letter of credit or bankers’ acceptance issued or created for the account of the Company or any of its Subsidiaries (provided, that any such Lien is only the obligation of the Company or any of its Subsidiaries), (xi) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and (xii) Liens, individually or in the aggregate, that have not had and would not reasonably be expected to have a Material Adverse Effect.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“PIK Toggle Notes” means the 8.25% / 9.00% Senior PIK Toggle Notes due 2017 of the Company issued pursuant to the 2012 Indenture.

“PRA” means the United Kingdom Prudential Regulation Authority and/or its predecessor organization, the Financial Services Authority, or any predecessor organization, as the context may require.

“PRD LLC” has the meaning set forth in Section 4.21(a).

“Pre-Closing Engagements” means the engagement of investment bankers, brokers or finders by the Company or any of its Subsidiaries during the Interim Period pursuant to which such investment bankers, brokers or finders, as applicable, are entitled to receive any commission, brokerage fee, finder’s fee or other similar compensation from the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement; provided, that such commission, brokerage fee, finder’s fee or similar compensation shall be included as a Transaction Cost or paid as a Delayed Financial Advisors Fee.

“Present Fair Salable Value” has the meaning set forth in Section 5.7.

“Pro Rata Portion” means, with respect to a given Company Stockholder or Company Optionholder and a given amount, (i) a fraction, the numerator of which is the amount of Final Merger Consideration actually distributed to such Person and the denominator of which is the Final Merger Consideration, multiplied by (ii) such given amount.

“Purchase Price Escrow Account” means the escrow account established pursuant to the Escrow Agreement in respect of the Purchase Price Escrow Amount.

“Purchase Price Escrow Amount” means Five Million Dollars ($5,000,000).

“Purchase Price Escrow Distribution” has the meaning set forth in Section 3.6(f)(iv).

“Redemption Documents” has the meaning set forth in Section 6.16(a).

“Reference Time” means 11:59 p.m. (New York Time) on the day immediately preceding the Closing Date.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of July 29, 2010, by and among IDC, Intermediate, the Company, Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., WP X Finance, L.P. and the other investors party thereto, as amended, restated, modified or supplemented from time to time.

“Registration Statement” means the Company’s draft Registration Statement on Form S-1 as confidentially submitted to the SEC on October 9, 2015, as amended.

“Released Claim” has the meaning set forth in Section 10.7.

“Released Person” has the meaning set forth in Section 10.7.

“Releasing Party” has the meaning set forth in Section 10.7.

“Representative” means, with respect to any Person, any officer, director, principal, partner, manager, attorney, accountant, agent, employee, consultant, financial or other advisor or other authorized representative of such Person.

“Resolution Period” has the meaning set forth in Section 3.6(c).

“Resolved Matters” has the meaning set forth in Section 3.6(c).

“Review Period” has the meaning set forth in Section 3.6(b).

“Sanctions” has the meaning set forth in Section 4.23(b).

“Schedules” has the meaning set forth in the preamble to ARTICLE IV.

“SEC” means the United States Securities and Exchange Commission.

“Section 262” means Section 262 of the DGCL.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Notes” means the 5.875% Senior Notes due 2019 of IDC issued pursuant to the 2014 Indenture.

“Service Provider” has the meaning set forth in Section 4.14(a).

“Shareholders Agreement” means the Shareholders Agreement, dated as of July 29, 2010, by and among the Company, IDC, Intermediate and the investors party thereto, as amended, restated, modified or supplemented from time to time.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iii) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Solvency” has the meaning set forth in Section 5.7.

“Solvent” has the meaning set forth in Section 5.7.

“Specified Current Assets” has the meaning set forth on Exhibit A attached hereto; provided, that in no event shall Specified Current Assets include Cash on Hand.

“Specified Current Liabilities” has the meaning set forth on Exhibit A attached hereto; provided, that in no event shall Specified Current Liabilities include Indebtedness or Transaction Costs or the Unpaid Dividend Amount.

“Specified Shares” has the meaning set forth in Section 3.1(a)(iii).

“Sponsor Consent” means the consent of investment funds affiliated with the Sponsors as required by Section 3.02 of the Shareholders Agreement for the Company to enter into this Agreement and consummate the transactions contemplated hereby.

“Sponsor Director” has the meaning set forth in Section 6.6(h).

“Sponsors” means Silver Lake Group, L.L.C. and Warburg Pincus LLC; provided, that nothing herein shall require Silver Lake Group, L.L.C or Warburg Pincus LLC to act collectively with respect to any of their rights or obligations under this Agreement.

“STB” means Simpson Thacher & Bartlett LLP.

“Subsidiary” of a Person (such Person for purposes of this definition, the “parent company”) means any other Person (i) of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by such parent company or (ii) with respect to such parent company or any of its Subsidiaries is a general partner or managing member.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tax Return” means any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Body with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local or foreign taxes, levies, duties, governmental fees, assessments or other charges in the nature of taxes imposed by a Governmental Body, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and all interest, penalties, fines, and additions to tax imposed by any Governmental Body in connection with any of the foregoing, in each case, whether disputed or not.

“Time-Based Company Options” means Company Options that do not contain, and are not otherwise subject to, any performance-based vesting conditions pursuant to a Company Award.

“Transaction Costs” means, in each case, solely to the extent incurred and not paid prior to the Reference Time and without duplication, (i) the fees and expenses payable by the Company or any of its Subsidiaries to the Financial Advisors in connection with this Agreement and the transactions and other agreements contemplated hereby (provided, that in no event shall Transaction Costs include (x) any fees or expenses payable in respect of any debt or equity financing contemplated by Parent or Merger Sub or by other brokers, finders, investment banks, lenders, investment funds or other Persons to Parent, Merger Sub or any of their respective Affiliates (other than the Company or any of its Subsidiaries) in connection with the transactions contemplated hereby or at any time following the Closing or (y) any Delayed Financial Advisors Fee (if any)), (ii) the fees and expenses payable by the Company or any of its Subsidiaries to STB and any other attorneys engaged by the Company or any of its Subsidiaries in connection with the Company’s entry into this Agreement and the transactions and other agreements contemplated by this Agreement, in each case, solely with respect to work performed for the Company and its Subsidiaries in connection with the Company’s entry into this Agreement and the transactions and other agreements contemplated hereby, (iii) the Management Agreement Payments, (iv) the fees and expenses payable by the Company or any of its Subsidiaries to outside accountants or other advisors incurred in connection with the Company’s entry into this Agreement and the transactions and other agreements contemplated hereby, in each case, solely with respect to work performed for the Company and its Subsidiaries in connection with the Company’s entry into this Agreement and the transactions and other agreements contemplated hereby, (v) all amounts payable under any Company Benefit Plan or other “change of control,” termination, retention, severance, compensation or other similar provisions in any written or unwritten plans, policies, programs or agreements or arrangements of the Company or any of its Subsidiaries that are paid or payable to any current or former employees, officers, consultants, managers or directors of the Company or any of its Subsidiaries as a result of the consummation of the transactions contemplated by this Agreement or in respect of terminations of employment prior to the Closing (and excluding any such liability resulting from a termination of, or any changes to, the employment or employment status as of or following the Closing), and (vi) the employer’s portion of any payroll or similar Taxes attributable to any compensation payable in respect of amounts in clause (v) above and any amounts paid pursuant to Article III, but excluding for purposes of this definition (A) all fees and expenses incurred by the Company or any of its Subsidiaries for which Parent is expressly responsible for paying pursuant to this Agreement, including Sections 6.5(c) or 6.16(d) and (B) all Indebtedness and amounts taken into account in Net Working Capital. It is understood that this definition shall not include any fees or expenses incurred by Parent, Merger Sub, any of their respective Affiliates (other than the Company or any of its Subsidiaries) or any of their respective Representatives or lenders, investment funds or financing sources, regardless of whether any such fees or expenses may be paid by the Company or any of its Subsidiaries.

“Transaction Value” means Five Billion Two Hundred Million Dollars ($5,200,000,000).

“Transfer Taxes” means all excise, sales, transfer, real estate transfer, documentary, filing, recordation, conveyance, recording and other similar taxes, levies, fees and charges.

“Trustee” has the meaning set forth in the Indentures.

“UK Change in Control” means the acquisition or increase and the corresponding disposal or decrease of direct or indirect control (as defined in Ss 182-183 FSMA) over the UK Regulated Subsidiary of the Company regulated by the FCA.

“UK Regulated Subsidiary” means Interactive Data Desktop Solutions (Europe) Limited, a company incorporated under the laws of England and Wales with company number 05615484 and whose registered office is situated at Fitzroy House, 13-17 Epworth Street, London EC2A 2AP, United Kingdom.

“Unresolved Matters” has the meaning set forth in Section 3.6(c).

“Underwater Option” shall mean any Company Option for which the Excess Amount is not a positive number.

“Unpaid Dividend Amount” means the aggregate amount of the Unpaid Dividend Payments to be made pursuant to Section 3.1(c).

“Unpaid Dividend Payments” means, with respect to any Vested Company Option, any payments that are required to be made in respect of such Vested Company Option in connection with the extraordinary dividends declared by the Company on December 18, 2012 and May 2, 2014 and that have not been paid as of the Effective Time.

“Unvested Performance-Based Company Option” has the meaning set forth in Section 3.1(b)(i).

“U.S. Benefit Plans” has the meaning set forth in Section 4.14(a).

“USD Equivalent” means, in respect of any amount expressed in a currency other than the Dollar, the corresponding amount in Dollars resulting from multiplying such amount in the applicable currency by the Exchange Rate.

“Vested Company Options” means, as of immediately prior to the Effective Time, (i) each Time-Based Company Option that is outstanding and (ii) each Performance-Based Company Option, solely to the extent and at such level such Performance-Based Company Option’s performance vesting condition is satisfied as of the Effective Time.

“Willful Breach” means a material breach of any representation, warranty, covenant or obligation set forth in this Agreement that is a consequence of an act or failure to act by the other party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

“Written Stockholder Consent” has the meaning set forth in Section 6.14.

(b)          Other Definitional and Interpretive Matters. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:

(i)          Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii)         Currency. All Dollar amounts contemplated by this Agreement, to the extent applicable, shall be rounded down to the nearest penny. To the extent computation of any amounts contemplated by this Agreement include a currency other than Dollars, such amounts shall be converted to Dollars using the USD Equivalent; provided, however, that when determining the Final Merger Consideration and any pre-closing or post-closing computation thereof, the USD Equivalent shall be determined using the Exchange Rate on the date that is the date of the delivery of the Estimated Closing Statement pursuant to Section 3.2(a).

(iii)        Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. As used in any Schedule, unless the context would otherwise require, the term “material” and the concept of the “material” nature of an effect upon the Company and its Subsidiaries shall be measured relative to the Company and its Subsidiaries, taken as a whole, as their business is currently being conducted. The Company may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to amounts in Dollars or other currency, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any Section of any Schedule shall be deemed to be referred to and incorporated in any Section to which it is specifically referenced or cross-referenced, and also in all other Sections of the Schedules to which such matter’s application or relevance is reasonably apparent from the face of such disclosure. Reference to any Contract set forth in the Schedules includes all amendments, purchase orders and schedules thereto from time to time through the date of this Agreement, so long as such amendments, purchase orders and schedules are not material or have been provided to Parent prior to the date of this Agreement. Schedule, Section or Subsection references used in any Exhibit or Schedule to this Agreement are for convenience of reference only and shall in no event have the effect of amending or changing the express description of the Sections as set forth in this Agreement. Nothing contained in any Schedule should be construed as an admission of liability or responsibility of any party to any third party in connection with any pending or threatened Legal Proceeding or otherwise. Except as otherwise expressly set forth in any Schedule, in no event shall the listing or disclosure of any information or document in any Schedule or in the documents referred to or incorporated by reference in any such Schedule constitute or be deemed to imply any representation, warranty, undertaking, covenant or other obligation of the Company not expressly set out in this Agreement or shall such disclosure be construed as extending the scope of any representation or warranty, undertaking, covenant or obligation set out in this Agreement. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv)        Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v)         Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article,” “Section” or other subsection are to the corresponding Article, Section or other subsection of this Agreement, unless otherwise specified.

(vi)        Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii)       Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii)      Or. The word “or” is not exclusive, unless the context otherwise requires.

(ix)         Ordinary Course. The words “in the ordinary course of business” wherever used in this Agreement shall mean in the ordinary course of business consistent with past practice.

(x)          Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (A) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is reasonably related to the subject matter of such representation or warranty or (B) such item is otherwise set forth or reasonably identified on the balance sheet or financial statements.

(c)          The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGER

2.1           The Merger.    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

2.2           Closing.    Subject to the satisfaction of the conditions set forth in Sections 7.1 and 7.2 (or, to the extent permitted by applicable Law, the written waiver thereof by the party entitled to waive any such condition), the closing of the Merger (the “Closing”) will take place at 7:00 a.m. (Pacific Time) at the offices of Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California 94304 on the fifth (5th) Business Day after satisfaction or waiver of each condition to the Closing set forth in Sections 7.1 and 7.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.3           Effective Time.    Subject to the provisions of this Agreement, as soon as practicable at the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware, a certificate of merger with respect to the Merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and, as soon as practicable at the Closing, shall make all other filings or recordings required under the DGCL with respect to the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

2.4           Effects of the Merger.    At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the DGCL.

2.5           Certificate of Incorporation and Bylaws.    Effective upon the Effective Time, the amended and restated certificate of incorporation of the Company (the “Certificate of Incorporation”) shall, subject to Section 6.6(b), be amended and restated to read in its entirety in the form attached hereto as Exhibit E and as so amended shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law and the terms of this Agreement. Effective upon the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated subject to Section 6.6, to read in their entirety as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time and as so amended shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law and the terms of this Agreement, except that the name of the Surviving Corporation shall be the name of the Company.

2.6           Directors.    The directors of Merger Sub effective as of the Effective Time shall be the initial directors of the Surviving Corporation, and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

2.7           Officers.    The officers of the Company effective as of the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

ARTICLE III

EFFECT OF THE MERGER ON EQUITY INTERESTS OF THE CONSTITUENT CORPORATIONS

3.1          Effects of the Merger on Capital Stock and Company Options.

(a)          Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of Company Common Stock or shares of capital stock of Merger Sub:

(i)          Capital Stock of Merger Sub. Each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub shall automatically be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(ii)         Cancellation of Certain Company Common Stock. Each share of Company Common Stock that is owned by (A) the Company or its wholly owned Subsidiaries or (B) any of Parent, Merger Sub or their respective wholly owned Subsidiaries shall, in each case, automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)        Conversion of Company Common Stock. (A) Each issued and outstanding share of Company Common Stock held of record by an Accredited Investor (other than (I) shares of Company Common Stock to be cancelled in accordance with Section 3.1(a)(ii) and (II) any Dissenting Shares (such shares identified in clauses (I) and (II), the “Specified Shares”)), including any Company Restricted Stock held by an Accredited Investor, shall be converted into and shall thereafter represent the right of the holder thereof to receive the following: (1) a number of shares of Parent Common Stock equal to the Per Share Portion multiplied by the Merger Stock Consideration (the “Accredited Investor Closing Stock Consideration”), (2) an amount in cash equal to the Per Share Portion multiplied by the Estimated Merger Cash Consideration (the “Accredited Investor Closing Cash Consideration”) (clauses (1) and (2) collectively, the “Accredited Investor Company Common Stock Closing Consideration”), (3) an amount in cash equal to the Fully Diluted Per Share Portion multiplied by the Additional Merger Consideration (if any) payable pursuant to Section 3.6(f)(iv)(B), and (4) an amount in cash equal to the Fully Diluted Per Share Portion multiplied by the Equityholders’ Representative Account Distribution Amount (if any) payable pursuant to Section 3.13(b), in each case, without interest (clauses (1) – (4) collectively, the “Accredited Investor Company Common Stock Merger Consideration”). At the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Company Stockholder shall cease to have any rights with respect to such Company Common Stock except the right to receive (except with respect to the Specified Shares) the Company Common Stock Merger Consideration, in each case without interest. For the avoidance of doubt, in no event and notwithstanding any other provision of this Agreement shall Parent be obligated to issue more than 8,655,832.914502 shares of Parent Common Stock in the aggregate pursuant to this Agreement, except in accordance with Section 3.2(f) (for the avoidance of doubt, the Non-Accredited Investor Closing Stock Consideration and the cash amount paid pursuant to Section 3.1(b)(ii)(B)(II) shall not be deemed issuances of Parent Common Stock).

(B)         Each issued and outstanding share of Company Common Stock held of record by a Non-Accredited Investor (other than the Specified Shares), including any Company Restricted Stock held by a Non-Accredited Investor, shall be converted into and shall thereafter represent the right of the holder thereof to receive an amount in cash equal to the following: (1) the product of (i) the Per Share Portion, multiplied by (ii) the Merger Stock Consideration, multiplied by (iii) the Parent Common Stock Closing Price (the “Non-Accredited Investor Closing Stock Consideration” and together with the Accredited Investor Closing Stock Consideration, the “Closing Stock Consideration”), (2) an amount in cash equal to the Per Share Portion multiplied by the Estimated Merger Cash Consideration (the “Non-Accredited Investor Closing Cash Consideration” and together with the Accredited Investor Closing Cash Consideration, the “Closing Cash Consideration”) (clauses (1) and (2) collectively, the “Non-Accredited Investor Company Common Stock Closing Consideration” and together with the Accredited Investor Company Common Stock Closing Consideration, the “Company Common Stock Closing Consideration”), (3) an amount in cash equal to the Fully Diluted Per Share Portion multiplied by the Additional Merger Consideration (if any) payable pursuant to Section 3.6(f)(iv)(B), and (4) an amount of cash equal to the Fully Diluted Per Share Portion multiplied by the Equityholders’ Representative Account Distribution Amount (if any) payable pursuant to Section 3.13(b), in each case, without interest (clauses (1) – (4) collectively, the “Non-Accredited Investor Company Common Stock Merger Consideration” and together with the Accredited Investor Company Common Stock Merger Consideration, the “Company Common Stock Merger Consideration”).

(b)          Treatment of Company Options.

(i)          Immediately prior to the Effective Time, (A) each outstanding Time-Based Company Option and (B) each outstanding Performance-Based Company Option solely to the extent that such Performance-Based Company Option’s performance vesting condition is satisfied (other than, in each case, any such Company Option that is an Underwater Option) shall, without any further action on the part of any holder thereof, become fully vested, and shall be treated as a Vested Company Option pursuant to this Section 3.1(b). To the extent the performance vesting condition applicable to any Performance-Based Company Option outstanding immediately prior to the Effective Time has not been satisfied as of the Effective Time (such Performance-Based Company Option, an “Unvested Performance-Based Company Option”), such Unvested Performance-Based Company Option shall, without any action on the part of any Company Optionholder thereof, in each such case, be cancelled at the Effective Time for no consideration and such Company Optionholder shall have no further rights in respect thereof. Each Underwater Option shall not be treated as a Vested Company Option for purposes of this Section 3.1(b) and shall, without any action on the part of the Company Optionholder thereof, in each such case, be cancelled for no consideration and such Company Optionholder shall have no further rights in respect thereof other than the right to receive Unpaid Dividend Payments in accordance with Section 3.1(c).

(ii)         Parent and the Company shall take or cause to be taken any and all actions reasonably necessary to cause each Vested Company Option outstanding immediately prior to the Effective Time to be cancelled and terminated as of the Effective Time, and converted into the right of the Company Optionholder thereof to receive the following (collectively, the “Company Option Merger Consideration”): (A) an amount in cash equal 48% multiplied by the Excess Amount (the “Company Option Closing Cash Consideration”); (B)(I) to a Company Optionholder who is an Accredited Investor, a number of shares of Parent Common Stock equal to (x) 52% multiplied by (y) the Excess Amount and divided by (z) the Parent Common Stock Closing Price or (II) to a Company Optionholder who is a Non-Accredited Investor, an amount in cash equal to (x) 52% multiplied by (y) the Excess Amount (collectively, the “Company Option Closing Stock Consideration” and together with the Company Option Closing Cash Consideration, the “Company Option Closing Consideration”); (C) an amount of cash equal to the product of (1) the Fully Diluted Per Share Portion multiplied by the Additional Merger Consideration (if any) payable pursuant to Section 3.6(f)(iv)(B), multiplied by (2) the Exercise Number with respect to such Vested Company Option; and (D) an amount of cash equal to the product of (1) the Fully Diluted Per Share Portion multiplied by the Equityholders’ Representative Account Distribution Amount (if any) payable pursuant to Section 3.13(b), multiplied by (2) the Exercise Number with respect to such Company Option, in each case, without interest (each of the amounts referred to in clauses (C) and (D), the “Additional Company Option Merger Consideration”). “Excess Amount” means, with respect to any Vested Company Option, (1) the excess (if any) of (x) the sum of (I) the Accredited Investor Closing Cash Consideration, plus (II) the product of (A) the Accredited Investor Closing Stock Consideration, multiplied by (B) the Parent Common Stock Closing Price, over (y) the applicable exercise price per share of Company Common Stock issuable under such Vested Company Option, multiplied by (2) the number of shares of Company Common Stock subject to such Vested Company Option (the product described in this clause (y), the “Exercise Number” for such Vested Company Option). In no event and notwithstanding any other provision of this Agreement shall Parent be obligated to issue more than 8,655,832.914502 shares of Parent Common Stock in the aggregate pursuant to this Agreement, except in accordance with Section 3.2(f).

(iii)        Subject to compliance by each Company Optionholder with Section 3.2(c) and, in each case, except as otherwise agreed to in writing by Parent and a Company Optionholder with respect to any of such Company Optionholder’s Vested Company Options, all payments of (A) Company Option Closing Consideration shall be made (without interest and net of the Applicable Withholding Amount) by or on behalf of the Surviving Corporation to such Company Optionholders no later than the next regularly scheduled payroll date that is no earlier than five (5) Business Days after the Closing Date, and (B) any Additional Company Option Merger Consideration shall be made (without interest and net of the Applicable Withholding Amount) by or on behalf of the Surviving Corporation to such Company Optionholders no later than the next regularly scheduled payroll date that is no earlier than five (5) Business Days, after the date the Surviving Corporation receives such Additional Company Option Merger Consideration (if any) pursuant to Section 3.6(f)(iv) or Section 3.13(b), as applicable. At the time of each payment covered by this Section 3.2(b)(iii), the Applicable Withholding Amount in respect of such payment shall be applied first to reduce the portion of such payment that is cash and then, only if and to the extent that such Applicable Withholding Amount exceeds such cash portion, to reduce the portion of such payment that is Parent Common Stock.

(c)          Unpaid Dividend Payments. Each Company Optionholder holding any Vested Company Option, including any such option that is an Underwater Option, shall be entitled to receive any Unpaid Dividend Payments in respect thereof, with the payment of any such Unpaid Dividend Payments to be made (without interest and net of such amounts as are required to be withheld or deducted under the Code or any applicable provision of Law) by or on behalf of the Surviving Corporation to such Company Optionholder no later than the next regularly scheduled payroll date that is no earlier than five (5) Business Days after the Closing Date. Schedule 3.1(c) sets forth, as of the date hereof, a list of the Unpaid Dividend Payments payable to each Company Optionholder in respect of his or her Company Options. Each Company Optionholder holding any Unvested Performance-Based Company Option shall not be entitled to payment of any Unpaid Dividend Payments in respect thereof.

(d)          Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 (the “Dissenting Shares”) shall not be converted into the right to receive the Company Common Stock Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 262 shall cease and each such Dissenting Share shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Company Common Stock Merger Consideration. The Company shall deliver prompt notice to Parent of any written demands for appraisal of any shares of Company Common Stock, and Parent shall have the right to direct (and the Company may participate in) all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

3.2          Estimated Merger Consideration.

(a)          Determination of Estimated Merger Consideration. No later than three (3) Business Days before the Closing Date, the Company shall deliver to Parent the Company’s good-faith calculation and estimate of (i) the aggregate amount of the Estimated Merger Consideration and (ii) each of the Estimated Merger Consideration Elements. The calculations described above in the foregoing clauses (i) and (ii) are collectively referred to herein as the “Estimated Closing Statement.” The Estimated Closing Statement shall be prepared in accordance with the terms (including the definitions) of this Agreement, including Exhibit A attached to this Agreement with respect to the Estimated Net Working Capital.

(b)          Payment of Estimated Merger Consideration.

(i)          Paying Agent; Paying Agent Fund. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, in trust for the benefit of the Company Stockholders, (A) certificates or evidence of book-entry shares representing a number of shares of Parent Common Stock deliverable to the Company Stockholders pursuant to this ARTICLE III representing the aggregate Accredited Investor Closing Stock Consideration, (B) cash in Dollars payable to the Company Stockholders pursuant to this ARTICLE III in an amount equal to the aggregate Closing Cash Consideration, and (C) the aggregate amount of cash payable to the Company Stockholders in lieu of fractional shares pursuant to Section 3.2(g). Any such shares of Parent Common Stock and cash deposited with the Paying Agent, together with any interest or other earnings thereon shall hereinafter be referred to as the “Paying Agent Fund.” The Paying Agent Fund shall be subject to the terms of this Agreement and the Paying Agent Agreement. At the Effective Time, Parent shall also deliver to the Paying Agent the Investor Designations. Parent shall also deliver updated Investor Designations from time to time on a reasonably prompt basis as may be necessary for any Company Stockholder or Company Optionholder to receive its applicable shares of Parent Common Stock in accordance with this Agreement.

(ii)         Company Stockholder Closing Consideration. At the Closing, Parent shall cause to be issued or paid from the Paying Agent Fund to each Company Stockholder that holds Company Common Stock (other than the Specified Shares) immediately prior to the Effective Time, (1) certificates or evidence of book-entry shares representing the number of whole shares of the aggregate Closing Share Consideration of such Company Stockholder in respect of such shares of Company Common Stock, (2) an amount of cash equal to (A) the aggregate Closing Cash Consideration of such Company Stockholder in respect of such shares of Company Common Stock and (B) any cash in lieu of fractional shares which such Company Stockholder has the right to receive in respect of such shares of Company Common Stock pursuant to Section 3.2(g), by wire transfer of immediately available funds to the account of such Company Stockholder identified in the Letter of Transmittal for such Company Stockholder.

(iii)        Company Optionholder Closing Consideration. At the Closing, Parent shall cause to be issued or paid to the Surviving Corporation, (1) certificates or evidence of book-entry shares representing the number of whole shares of the aggregate Company Option Closing Stock Consideration of the Company Optionholders and (2) an amount of cash equal to (A) the aggregate Company Option Closing Cash Consideration of the Company Optionholders and (B) any cash in lieu of fractional shares which such Company Optionholders have the right to receive pursuant to Section 3.2(g), by wire transfer of immediately available funds to the account of the Surviving Corporation. The Surviving Corporation will issue or pay the Company Option Closing Consideration to the Company Optionholders pursuant to Section 3.1(b).

(c)          Exchange Procedures. Prior to the Closing, the Company shall mail or otherwise deliver, or cause the Paying Agent to mail or otherwise deliver, to (i) each Company Stockholder a Letter of Transmittal substantially in the form of Exhibit F attached hereto, with such changes as may be agreed between the Company and Parent prior to the Closing or as may be reasonably required by the Paying Agent (the “Letter of Transmittal”) and (ii) each Company Optionholder a Company Optionholder Participation Agreement, substantially in the form of Exhibit B attached hereto (the “Company Optionholder Participation Agreement”), together with any notice required pursuant to Section 262 (solely for purposes of such Company Stockholders). Subject to the satisfaction of the conditions in ARTICLE VIII, in the event that at least three (3) Business Days prior to the Closing Date (x) a Company Stockholder does not deliver to the Paying Agent a duly executed and completed Letter of Transmittal and the certificate(s) (if any) representing the Company Common Stock held by such Company Stockholder (“Certificates”) (or, in the event any such Certificate has been lost, stolen or destroyed, a customary lost certificate affidavit, which shall not require the posting of any bond in connection therewith) or (y) a Company Optionholder does not deliver to the Company a duly executed and completed Company Optionholder Participation Agreement, then, in each such case, such failure shall not alter, limit or delay the Closing; provided, that such Company Stockholder or Company Optionholder, as the case may be, shall not be entitled to receive the Company Common Stock Closing Consideration contemplated herein at the Closing and shall not be entitled to receive such Company Common Stock Closing Consideration unless and until such Person delivers a duly executed and completed Letter of Transmittal and Certificate(s) (or affidavit, if applicable) or Company Optionholder Participation Agreement, as applicable, to the Paying Agent (in the case of a Letter of Transmittal) or the Surviving Corporation (in the case of a Company Optionholder Participation Agreement). Any Company Common Stock Closing Consideration not paid at Closing due to failure by a Company Stockholder to deliver a duly executed and completed Letter of Transmittal and Certificate(s) (or affidavit, if applicable) at least three (3) Business Days prior to the Closing Date shall be held by the Paying Agent in the Paying Agent Fund. Upon surrender of such Certificate(s) (or affidavit, if applicable), if any, and delivery of such duly executed Letter of Transmittal by such Company Stockholder to the Paying Agent, such Company Stockholder shall be entitled to receive, subject to the terms and conditions of this Agreement, the Company Stockholder Merger Consideration in respect of his, her or its shares of Company Common Stock represented by such Certificate(s), no later than five (5) Business Days after the date the Paying Agent receives such Certificate(s) (or affidavit, if applicable), if any, and duly executed Letter of Transmittal, and any Certificate(s) so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.2(c), any Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Company Common Stock Merger Consideration. Upon the delivery to the Surviving Corporation of a duly executed Company Optionholder Participation Agreement, payment of the Company Option Merger Consideration (without interest) to such Company Optionholder in respect of his, her or its Company Options shall be made by or on behalf of the Surviving Corporation to such Company Optionholder no later than the next regularly scheduled payroll date that is no earlier than five (5) Business Days after the date the Surviving Corporation receives such Company Optionholder Participation Agreement.

(d)          No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock and cash paid upon the surrender of Company Common Stock in accordance with the terms of this ARTICLE III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(e)          Dividends. No dividends or other distributions declared with respect to Parent Common Stock the record date for which is at or after the Effective Time shall be paid to any Company Stockholder who has not delivered a properly completed, duly executed Letter of Transmittal or to any Company Optionholder who has not delivered a properly completed, duly executed Company Optionholder Participation Agreement. After the delivery of such materials, the Company Stockholder or Company Optionholder, as applicable, shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the shares of Parent Common Stock which the Company Common Stock or Company Options, as applicable, have been converted into the right to receive.

(f)          Changes in Parent Common Stock. If at any time between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a subdivision, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, combination or other similar change in capitalization, the definition of Aggregate Share Consideration shall be equitably adjusted to reflect such change and, if such change occurs on or after any date used to calculate the Parent Common Stock Closing Price, the Parent Common Stock Closing Price shall be equitably adjusted to reflect such change as well; provided, that nothing in this Section 3.2(f) shall be construed to permit Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(g)          Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or evidence of book-entry shares representing fractional shares of Parent Common Stock shall be issued in exchange for Company Common Stock or in exchange for Company Options, no dividend or distribution with respect to Company Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of Company Common Stock or Company Options who otherwise would be entitled to receive such fractional share an amount in cash (rounded up to the nearest cent) determined by multiplying (i) the Parent Common Stock Closing Price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to this ARTICLE III.

(h)          Unpaid Merger Consideration. Any portion of the Paying Agent Fund that remains undistributed to the Company Stockholders for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation. Thereafter, any Company Stockholders or Company Optionholders shall look only to the Surviving Corporation (subject to applicable abandoned property, escheat or similar Laws) and only as general creditors thereof for payment of their claim for any portion of the Company Common Stock Merger Consideration or Company Option Merger Consideration, as applicable, to which they are entitled pursuant to the terms of this Agreement, in each case without any interest thereon. None of Parent, Merger Sub, the Company, the Equityholders’ Representative, the Escrow Agent, the Paying Agent or any other Person shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

3.3          Certain Accounts.    Simultaneously with the Closing, Parent shall deliver, or cause to be delivered, (a) to the Escrow Agent in accordance with the terms of the Escrow Agreement an amount equal to the Purchase Price Escrow Amount to be held in the Purchase Price Escrow Account and (b) to the Equityholders’ Representatives, an amount equal to the Equityholders’ Representative Amount to be held in the Equityholders’ Representative Account.

3.4          Transaction Costs.    Simultaneously with the Closing, Parent shall pay, or cause to be paid, the Transaction Costs by wire transfer of immediately available funds as directed by each payee thereof.

3.5          Certain Indebtedness.    Simultaneously with the Closing, Parent shall repay, or cause to be repaid (including the irrevocable deposit of funds with the Trustee as trust funds pursuant to Section 11.01 of each of the 2012 Indenture and the 2014 Indenture to cause the discharge of each such Indenture, assuming a notice of redemption of the applicable Notes is made in accordance with Sections 3.03 and 3.07 of each such Indenture on the Closing Date, as contemplated by Section 6.16), on behalf of the Company and its Subsidiaries, any outstanding amount of Indebtedness (excluding obligations of the Company or any of its Subsidiaries as lessee that are capitalized in accordance with GAAP), of the Company and its Subsidiaries and any Breakage Costs related thereto by wire transfer of immediately available funds, in the case of Indebtedness other than the Notes, pursuant to payoff letters provided to Parent by the Company pursuant to Section 6.16(c). As of the Closing, with respect to each of the letters of credit, bankers’ acceptances and similar facilities of the Company or its Subsidiaries issued pursuant to Indebtedness of the Company or its Subsidiaries or commitments under agreements governing Indebtedness of the Company or its Subsidiaries, Parent shall cause such letter of credit to be returned to the issuers thereof, provide to the issuer of such letter of credit a letter of credit in the same amount, on terms satisfactory to the issuers of such letters of credit, or otherwise satisfy the issuers of such letters of credit as to the disposition or retention of such letters of credit under the applicable credit facilities (e.g., cash collateralizing such obligations).

3.6          Post-Closing Determination of Additional Merger Consideration.

(a)          From and after the Closing Date until the determination of the Final Closing Statement pursuant to this Section 3.6, Parent and the Surviving Corporation shall, and shall cause their respective Subsidiaries to, permit the Equityholders’ Representative and its Representatives reasonable access to the personnel, accountants and properties of the Surviving Corporation and its Subsidiaries, and provide reasonable access (with the right to make copies), during business hours upon reasonable advance notice, to all of the books, records, contracts and other documents (including auditor’s work papers) of the Surviving Corporation or its Subsidiaries that are or could reasonably be relevant to the calculations set forth in the Closing Statement, a Dispute Notice or otherwise related to the negotiation or resolution of the Final Closing Statement.

(b)          Following the Closing, Parent shall prepare a good faith calculation of (i) the Final Merger Consideration, (ii) the Final Merger Consideration Elements and (iii) the Additional Merger Consideration (if any). The calculations described under the foregoing clauses (i), (ii) and (iii) are collectively referred to herein as the “Closing Statement.” The Final Closing Statement shall be prepared in accordance with the terms (including the definitions) of this Agreement, including Exhibit A attached to this Agreement with respect to Net Working Capital. The Closing Statement will entirely disregard (A) any and all effects on the Company and its Subsidiaries (including the assets and liabilities of the Company and its Subsidiaries) as a result of the transactions contemplated by this Agreement (including fees and expenses resulting therefrom) or of any debt or equity financing arrangements entered into at any time by Parent, Merger Sub or their respective Affiliates or any other transaction entered into by Parent, Merger Sub or their respective Affiliates in connection with the consummation of the transactions contemplated by this Agreement and (B) any of the plans, transactions, fundings, payments or changes that Parent or its Affiliates initiates or makes or causes to be initiated or made after the Closing with respect to the Company and its Subsidiaries or their business or assets, or any facts or circumstances that are unique or particular to Parent or its Affiliates or any of their respective assets or liabilities. Parent shall deliver the Closing Statement, together with reasonable supporting detail as to each of the calculations (including with respect to the Final Merger Consideration Elements) set forth in the Closing Statement, to the Equityholders’ Representative no later than seventy five (75) days following the Closing Date. If Parent fails to deliver the Closing Statement in accordance with the immediately preceding sentence within such seventy five (75) day period, then, at the election of the Equityholders’ Representative in its sole discretion either (x) the Estimated Closing Statement delivered by the Company to Parent pursuant to Section 3.2 shall be deemed to be the Final Closing Statement for all purposes herein or (y) the Equityholders’ Representative shall retain (at the sole cost and expense of Parent) a nationally recognized independent accounting firm to provide an audit of the Company’s books, determine the calculation of, and prepare, the Closing Statement consistent with the provisions of this Section 3.6, the determination of such accounting firm being conclusive, final and binding on the parties hereto; provided, however, that, notwithstanding the foregoing, the Equityholders’ Representative reserves any and all other rights granted to it in this Agreement. Parent shall promptly reimburse the Equityholders’ Representative upon its request for all fees, costs and expenses incurred by the Equityholders’ Representative in connection with the foregoing clause (y). Notwithstanding anything herein to the contrary, the parties acknowledge and agree that the Closing Statement, and the component items and calculations therein, including the Final Merger Consideration Elements, shall be prepared in a manner consistent with the terms (including the definitions) of this Agreement, including Exhibit A attached to this Agreement with respect to Net Working Capital. The Closing Statement shall be final and binding on all parties absent manifest error unless the Equityholders’ Representative gives Parent written notice (a “Dispute Notice”) of any disputes or objections thereto (collectively, the “Disputed Items”) with reasonable supporting detail as to such Disputed Items, within sixty (60) days after receipt of the Closing Statement (such period, the “Review Period”). In the event the Equityholders’ Representative fails to give Parent a Dispute Notice prior to the expiration of the Review Period or otherwise earlier notifies Parent in writing that the Equityholders’ Representative has no disputes or objections to the Closing Statement, the Purchase Price Escrow Account shall be distributed, and payments shall be made by Parent, in accordance with Section 3.6(f). In the event the Equityholders’ Representative gives Parent a Dispute Notice prior to the expiration of the Review Period then, within two (2) Business Days after such Dispute Notice has been given to Parent, Parent and the Equityholders’ Representative shall provide a joint written instruction to the Escrow Agent to make the distributions in accordance with Section 3.6(f), solely to the extent applicable in light of, and to the extent which, the Equityholders’ Representative has not objected to the calculation set forth in the Closing Statement.

(c)          Parent and the Equityholders’ Representative shall, for a period of thirty (30) days (or such longer period as Parent and the Equityholders’ Representative may agree in writing) following delivery of a Dispute Notice to Parent (the “Resolution Period”), attempt in good faith to resolve their differences (all such discussions and communications related thereto shall (unless otherwise agreed by Parent and the Equityholders’ Representative in writing) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule), and any such resolution by them as to any Disputed Items shall be conclusive, final and binding on all parties absent manifest error. Any Disputed Items agreed to by Parent and the Equityholders’ Representative in writing, together with any items or calculations set forth in the Closing Statement not disputed or objected to by the Equityholders’ Representative in the Dispute Notice, are collectively referred to herein as the “Resolved Matters.” Any Resolved Matters shall be conclusive, final and binding on all parties absent manifest error, except to the extent such component could be affected by other components of the calculations set forth in the Closing Statement that are the subject of a Dispute Notice. If at the end of the Resolution Period, Parent and the Equityholders’ Representative have been unable to resolve any differences that they may have with respect to the matters specified in the Dispute Notice, either of Parent or the Equityholders’ Representative may, upon written notice to the other, refer all matters that remain in dispute with respect to the Dispute Notice (the “Unresolved Matters”) for resolution to the Independent Accountant. If one or more Unresolved Matters are submitted to the Independent Accountant for resolution, Parent and the Equityholders’ Representative shall enter into a customary engagement letter with, and to the extent necessary each party to this Agreement will waive and, to the extent required, cause its controlled Affiliates to waive any conflicts with, the Independent Accountant at the time such dispute is submitted to the Independent Accountant and shall cooperate with the Independent Accountant in connection with its determination pursuant to this Section 3.6. Within ten (10) days after the Independent Accountant has been retained, each of Parent and the Equityholders’ Representative shall furnish, at its own expense, to the Independent Accountant and substantially simultaneously to the other a written statement of its position with respect to each Unresolved Matter. Within five (5) Business Days after the expiration of such ten (10)-day period, each of Parent and the Equityholders’ Representative may deliver to the Independent Accountant its response to the other’s position on each Unresolved Matter; provided, that it delivers a copy thereof substantially simultaneously to the other. With each submission, each of Parent and the Equityholders’ Representative may also furnish to the Independent Accountant such other information and documents as it deems relevant or such information and documents as may be requested by the Independent Accountant; provided, that it delivers a copy thereof substantially simultaneously to the other. The Independent Accountant may, at its discretion, conduct one or more conferences (whether in person or by teleconference) concerning the disagreement and each of Parent and the Equityholders’ Representative shall have the right to present additional documents, materials and other information and to have present its Representatives at such conferences.

(d)          The Independent Accountant shall be directed to promptly, and in any event within thirty (30) days after its appointment pursuant to Section 3.6(c) acting as an expert in accounting and not as a valuation expert, render its decision on the Unresolved Matters (and not on any other matter or calculation set forth in the Closing Statement) in a manner consistent with the terms (including the definitions) of this Agreement, including Exhibit A attached to this Agreement with respect to Net Working Capital. The Independent Accountant’s determination as to each Unresolved Matter shall be set forth in a written statement delivered to each of Parent and the Equityholders’ Representative, which shall include the Independent Accountant’s (i) determination as to the calculation of each of the Unresolved Matters and (ii) the corresponding corrective calculations set forth in the Closing Statement that are derived from its determination as to the calculations of the Unresolved Matters, all of which shall be conclusive, final and binding on all parties absent manifest error. In resolving any Unresolved Matter, the Independent Accountant may not assign a value to such item greater than the greatest value for such item claimed by Parent in the Closing Statement or by the Equityholders’ Representative in the Dispute Notice or less than the lowest value for such item claimed by Parent in the Closing Statement or by the Equityholders’ Representative in the Dispute Notice. The Independent Accountant shall also determine the proportion of its fees and expenses to be paid by each of Parent and the Equityholders’ Representative based on the degree (as determined in good faith by the Independent Accountant) to which the Independent Accountant has accepted the positions of Parent and the Equityholders’ Representative. The Independent Accountant’s fees and expenses payable by Parent (if any) shall be paid to the Independent Accountant directly by Parent, and the Independent Accountant’s fees and expenses payable by the Equityholders’ Representative (if any) shall only be paid from the funds in the Equityholders’ Representative Account pursuant to Section 3.11. To the extent the funds then held in the Equityholders’ Representative Account are insufficient to cover all of the Independent Accountant’s fees and expenses payable by the Equityholders’ Representative, Parent shall pay any such remaining fees and expenses.

(e)          For purposes of this Agreement, the “Final Closing Statement” shall be (i) in the event that no Dispute Notice is delivered by the Equityholders’ Representative to Parent prior to the expiration of the Review Period, the Closing Statement delivered by Parent to the Equityholders’ Representative pursuant to Section 3.6(b), (ii) in the event that a Dispute Notice is delivered by the Equityholders’ Representative to Parent prior to the expiration of the Review Period, the Closing Statement delivered by Parent to the Equityholders’ Representative pursuant to Section 3.6(b), as adjusted pursuant to the agreement of Parent and the Equityholders’ Representative in writing, or (iii) in the event that a Dispute Notice is delivered by the Equityholders’ Representative to Parent prior to the expiration of the Review Period and Parent and the Equityholders’ Representative are unable to agree on all matters set forth in such Dispute Notice, the Closing Statement delivered by Parent to the Equityholders’ Representative pursuant to Section 3.6(b), as adjusted by the Independent Accountant to be consistent with (A) the Resolved Matters and (B) the Independent Accountant’s determination as to the calculation of the Unresolved Matters in accordance with Sections 3.5(c) and 3.5(d).

(f)          Payment of the Additional Merger Consideration.

(i)          If the Final Merger Consideration exceeds the Estimated Merger Consideration, then within five (5) Business Days after the final determination of the Final Closing Statement, Parent shall deposit, or cause to be deposited, in immediately available funds, with the Escrow Agent in the Purchase Price Escrow Account an amount in cash equal to the lesser of (A) the Purchase Price Escrow Amount and (B) the full amount by which the Final Merger Consideration exceeds the Estimated Merger Consideration and immediately thereafter, Parent and the Equityholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account by wire transfer of immediately available funds in accordance with this Agreement and the Escrow Agreement all proceeds in the Purchase Price Escrow Account to the Company Stockholders and the Surviving Corporation (on behalf of the Company Optionholders), in each case as set forth in Section 3.6(f)(iv). In the event that the full amount by which the Final Merger Consideration exceeds the Estimated Merger Consideration is greater than the Purchase Price Escrow Amount, the Equityholders’ Representative, the Company Stockholders and the Company Optionholders shall have no recourse against Parent, Merger Sub or any other Person.

(ii)         If the Final Merger Consideration equals the Estimated Merger Consideration, then within five (5) Business Days after the final determination of the Final Closing Statement, Parent and the Equityholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account by wire transfer of immediately available funds in accordance with this Agreement and the Purchase Price Escrow Agreement all proceeds in the Purchase Price Escrow Account to the Company Stockholders and the Surviving Corporation (on behalf of the Company Optionholders), in each case as set forth in Section 3.6(f)(iv).

(iii)        If the Estimated Merger Consideration exceeds the Final Merger Consideration, then within five (5) Business Days after the final determination of the Final Closing Statement, Parent and the Equityholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account by wire transfer of immediately available funds in accordance with this Agreement and the Escrow Agreement (A) the lesser of (1) the full amount by which the Estimated Merger Consideration exceeds the Final Merger Consideration and (2) the funds then held in the Purchase Price Escrow Account to Parent, and (B) the funds remaining (if any) in the Purchase Price Escrow Account, after giving effect to clause (A), to the Company Stockholders and the Surviving Corporation (on behalf of the Company Optionholders), in each case as set forth in Section 3.6(f)(iv). In the event that the full amount by which the Estimated Merger Consideration exceeds the Final Merger Consideration is greater than the funds then held in the Purchase Price Escrow Account, Parent shall have no recourse against the Equityholders’ Representative, the Company Stockholders, the Company Optionholders or any other Person.

(iv)        Subject to Sections 3.11 and 3.12, distributions of funds from the Purchase Price Escrow Account to the Company Stockholders and the Surviving Corporation (on behalf of the Company Optionholders) pursuant to and in accordance with Sections 3.6(f)(i), 3.6(f)(ii) and 3.6(f)(iii), shall be made as follows (such distribution, the “Purchase Price Escrow Distribution”):

(A)         to the Financial Advisors, the Delayed Financial Advisors Fee payable to such Financial Advisors pursuant to the Engagement Letters in respect of the Purchase Price Escrow Distribution (if any); and

(B)         to (1) each Company Stockholder that holds any Company Common Stock (other than Specified Shares) immediately prior to the Effective Time, an amount equal to the product of (x) the Fully Diluted Per Share Portion multiplied by (y) the difference of the Purchase Price Escrow Distribution minus the payment required by Section 3.6(f)(iv)(A) with respect to such Purchase Price Escrow Distribution (such difference, the “Net Purchase Price Escrow Distribution”), multiplied by (z) the aggregate number of such shares of Company Common Stock held by such Company Stockholder immediately prior to the Effective Time and (2) to the Surviving Corporation (on behalf of the Company Optionholders) an amount equal to the product of (x) the Fully Diluted Per Share Portion, multiplied by (y) the Net Purchase Price Escrow Distribution, multiplied by (z) the aggregate Exercise Number with respect to the Vested Company Options outstanding immediately prior to the Effective Time (with the Surviving Corporation then paying each Company Optionholder’s applicable portion of such Net Purchase Price Escrow Distribution through payroll, less applicable tax withholding).

(v)         All payments pursuant to this Section 3.6 shall be treated as an adjustment to the Final Merger Consideration for all foreign, federal, state and local income Tax purposes.

(g)          The parties acknowledge and agree that the Equityholders’ Representative and any of its Affiliates may, at their own expense, engage CohnReznick and its Affiliates to advise or represent them in connection with the determination of any Additional Merger Consideration and the matters addressed by this Section 3.6. Each party shall (and, to the extent necessary, shall cause its controlled Affiliates to) enter into such waivers, indemnities and other agreements as CohnReznick shall reasonably require to permit CohnReznick to provide such advice or representation.

3.7          Withholding Taxes.    Notwithstanding anything to the contrary contained in this Agreement, the Company, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any payment payable pursuant to this ARTICLE III such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law; provided, that, prior to making any such deduction or withholding, the applicable withholding entity shall provide notice to the recipient of the amounts subject to withholding and a reasonable opportunity for such recipient to provide forms or other evidence that would exempt such amounts from withholding Tax. The withheld amounts shall be paid over to the appropriate Taxing authority and, to the extent amounts are so withheld and paid over to the appropriate Taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.8          Private Placement; Non-Accredited Investors.

(a)          The parties understand and agree that the shares of Parent Common Stock to be issued and transferred as contemplated in this Agreement as part of the consideration for the Merger to Company Stockholders and Company Optionholders have not been registered under the securities Laws of the United States, including the Securities Act, or any other jurisdiction and will be issued and transferred pursuant to a “private placement” exempt from registration under the Securities Act by virtue of Regulation D promulgated thereunder. The shares of Parent Common Stock comprising such consideration will be characterized as “restricted securities” under the Securities Act and may only be transferred pursuant to a registration statement or an applicable exemption under the Securities Act. Any book entries recording the record ownership of shares of Parent Common Stock (it being understood and agreed by the parties that the Parent Common Stock is uncertificated) shall bear such annotations as Parent may reasonably deem necessary and desirable in connection therewith.

(b)          Notwithstanding any other provision hereof, the shares of Parent Common Stock comprising such consideration for the Merger shall only be issued to Accredited Investors. In order for Parent to verify that a Company Stockholder or Company Optionholder is an Accredited Investor, each such Company Stockholder or Company Optionholder to whom shares of Parent Common Stock are to be issued in the Merger shall have either (i) made to Parent in writing such customary representations and warranties as may be reasonably required by Parent or (ii) duly executed and completed a Letter of Transmittal or Optionholder Participation Agreement in accordance with terms herein, and confirmed in such document that such Person is an Accredited Investor. No shares of Parent Common Stock shall be issued in the Merger to a Non-Accredited Investor. In lieu thereof, a Non-Accredited Investor shall be entitled to receive, at the Effective Time, an amount in cash as set forth in Section 3.1(a), with respect to Company Stockholders, and Section 3.1(b), with respect to Company Optionholders. For the purposes of this Agreement, “Non-Accredited Investor” means a Person who is not an Accredited Investor as determined in good faith by Parent, and “Accredited Investor” means a Person that is an “accredited investor” as such term is defined in Rule 501 promulgated under the Securities Act, or would otherwise be excluded under Rule 501(e)(1) under the Securities Act from any calculation of the number of purchasers of shares of Parent Common Stock in the Merger, as determined in good faith by Parent, in each case after taking into consideration such information as deemed relevant by Parent; provided, that if any Company Stockholder or Company Optionholder has duly executed and completed a Letter of Transmittal or Optionholder Participation Agreement, and confirmed in such document that such Person is an Accredited Investor , such Person shall be deemed to be an Accredited Investor for all purposes herein. Parent shall have the right to determine (in good faith) whether each such Company Stockholder and Company Optionholder is an Accredited Investor or a Non-Accredited Investor for the purposes of this Agreement and shall memorialize such determination with respect to each Company Stockholder and Company Optionholder in a document to be filed with the books and records of the Company and be delivered at the Effective Time to the Paying Agent pursuant to Section 3.2(b)(i) (the “Investor Designation”).

3.9          Equityholders’ Representative; Power of Attorney.

(a)          At the Effective Time, and without further act of the Company, any Company Stockholder or any Company Optionholder, the Equityholders’ Representative shall be appointed as agent and attorney-in-fact for each Company Stockholder and Company Optionholder, for and on behalf of each Company Stockholder and Company Optionholder, to give and receive notices and communications and to take any and all action on behalf each Company Stockholder and Company Optionholder pursuant to this Agreement, including in connection with the Purchase Price Escrow Account, the Equityholders’ Representative Account, and the post-Closing determination of the Final Merger Consideration in connection with this Agreement, releases (if any) to the Company Stockholders and Company Optionholders from the Purchase Price Escrow Account, and the Equityholders’ Representative Account. The Person acting as Equityholders’ Representative may be changed from time to time by approval of the holders of a majority of the shares of Company Common Stock that were issued and outstanding as of immediately prior to the Effective Time upon not less than fifteen (15) Business Days’ prior written notice to Parent and the current Equityholders’ Representative in accordance with Section 10.6. Any vacancy in the position of Equityholders’ Representative may be filled by approval of the holders of a majority of the shares of Company Common Stock that were issued and outstanding as of immediately prior to the Effective Time. No bond shall be required of the Equityholders’ Representative, and the Equityholders’ Representative shall not receive compensation for its services; provided, that the Equityholders’ Representative shall be entitled to reimbursements of expenses pursuant to Section 3.11. Subject to Section 10.6, notices to or from the Equityholders’ Representative shall constitute notice to or from each of the Company Stockholders and Company Optionholders.

(b)          None of the Equityholders’ Representative or any of its Affiliates or Representatives shall be liable for any act done or omitted hereunder as or by the Equityholders’ Representative except for its own Willful Breach as may be determined by a final, non-appealable order of a court of competent jurisdiction.

3.10        Actions of the Equityholders’ Representative.    A decision, act, consent or instruction of the Equityholders’ Representative (acting in its capacity as the Equityholders’ Representative) shall constitute a decision of all the Company Stockholders and Company Optionholders and shall be binding, final and conclusive upon each such Company Stockholders and Company Optionholders, and Parent may rely upon any such decision, act, consent or instruction of the Equityholders’ Representative as being the decision, act, consent or instruction of each such Company Stockholder and Company Optionholder. Each of Parent, Merger Sub and the Surviving Corporation and their respective Affiliates and Representatives are hereby relieved from any liability to any Person for any acts done by any of Parent, Merger Sub or the Surviving Corporation in accordance with any such decision, act, consent or instruction of the Equityholders’ Representative.

3.11        Equityholders’ Representative Expenses Consideration.

(a)          All liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties incurred by the Equityholders’ Representative pursuant to this Agreement, including any documented out-of-pocket fees, costs and expenses of the Independent Accountant pursuant to Section 3.6(d), or of any agent or advisor utilized by the Equityholders’ Representative in fulfilling its duties hereunder or as agent for the Company Stockholders and Company Optionholders shall, at the sole option of the Equityholders’ Representative, be paid from the Equityholders’ Representative Account.

(b)          Notwithstanding anything in this Agreement to the contrary, if any payments are due to the Company Stockholders or the Company Optionholders as a result of the release of any funds from the Purchase Price Escrow Account, the Equityholders’ Representative shall have the option to direct any or all of such payments to the Equityholders’ Representative Account for the purpose of paying the amounts contemplated by this Section 3.11 prior to the release of any such funds to any Company Stockholder or Company Optionholder; provided, that, the amount of funds in the Equityholders’ Representative Account shall not exceed the Equityholders’ Representative Amount.

3.12        Limitation on Liability of the Equityholders’ Representative.

(a)          The Equityholders’ Representative shall incur no liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties to any of the Company Stockholders or the Company Optionholders with respect to any action taken, omitted to be taken or suffered by such Person in reliance upon any notice, direction, instruction, consent, statement or other documents believed by such Person to be genuinely and duly authorized, nor for any other action or inaction except its own Willful Breach as may be determined by a final, non-appealable order of a court of competent jurisdiction. The Equityholders’ Representative may, in all questions arising under this Agreement, or any other agreement (including the Escrow Agreement) in connection with this Agreement, rely on the advice of counsel, accountants and other advisors, and the Equityholders’ Representative shall not be liable to any Company Stockholder or Company Optionholder for any action taken or omitted or suffered in good faith by the Equityholders’ Representative based on such advice. The Equityholders’ Representative is authorized by the Company Stockholders and the Company Optionholders to incur documented out-of-pocket fees, costs and expenses on behalf of the Company Stockholders and Company Optionholders in acting hereunder, including expenses of counsel, accountants and other advisors. If the Equityholders’ Representative in connection with acting in such capacity shall incur any liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties in connection with acting as such that is not reimbursed from the Purchase Price Escrow Account or the Equityholders’ Representative Account, the Company Stockholders and Company Optionholders will, on the written request of the Equityholders’ Representative, reimburse the Equityholders’ Representative for its Fully Diluted Per Share Portion of such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties. Without limiting the generality of the foregoing, the Equityholders’ Representative is authorized to deduct (or cause to be deducted) from any payment or release due to any of the Company Stockholders or Company Optionholders from the Purchase Price Escrow Account, the Equityholders’ Representative Account, the amount of such reimbursement. The Equityholders’ Representative and its equityholders, controlling persons, members, limited or general partners, Affiliates and Representatives are acting solely on behalf of, and as agents for, the Company Stockholders and Company Optionholders and not in their personal capacity, and in no event shall the Equityholders’ Representative or any of its former, current or future equityholders, controlling persons, members, limited or general partners, Affiliates and Representatives, or their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing), be personally liable to any of the Company Stockholders or the Company Optionholders hereunder other than, solely in the case of the Equityholders’ Representative, a Willful Breach as may be determined by a final, non-appealable order of a court of competent jurisdiction.

(b)          Each Company Stockholder and Company Optionholder agrees to indemnify the Equityholders’ Representative and its current, former and future equityholders, controlling persons, members, limited or general partners, Affiliates and Representatives and their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) for its respective Fully Diluted Per Share Portion of any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including the reasonable fees and expenses of any legal counsel retained by the Equityholders’ Representative) or disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against the Equityholders’ Representative or any of its equityholders, controlling persons, members, limited or general partners, Affiliates and Representatives and their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) in any way relating to, or arising out, of or in connection with the acceptance or administration of the Equityholders’ Representative’s duties hereunder or under the Escrow Agreement or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or the enforcement of any of the terms hereof or thereof; provided, however, that no Company Stockholder or Company Optionholder shall be liable for any of the foregoing to the extent they arise from the Equityholders’ Representative’s Willful Breach as may be determined by a final, non-appealable order of a court of competent jurisdiction. The Equityholders’ Representative shall be fully justified in refusing to take or to continue to take any action hereunder unless it and its equityholders, controlling persons, members, limited or general partners, Affiliates and Representatives and its and their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) shall first be fully indemnified to its reasonable satisfaction by the Company Stockholders and the Company Optionholders (based on their respective Fully Diluted Per Share Portions) against any liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties that may be incurred by such Person by reason of taking or continuing to take any such action.

(c)          All obligations (but for the avoidance of doubt none of the rights) of the Equityholders’ Representative under this Agreement shall terminate upon the final distribution of the funds in the Purchase Price Escrow Account pursuant to Section 3.6(f), and the Equityholders’ Representative Account pursuant to Section 3.13.

3.13        Release of Equityholders’ Representative Amount.    At such time as may be determined by the Equityholders’ Representative in its sole and absolute discretion, the remaining funds in the Equityholders’ Representative Account (if any) shall be released as follows (such release, the “Equityholders’ Representative Account Distribution”):

(a)          to the Financial Advisors, the Delayed Financial Advisors Fees payable to such Financial Advisors pursuant to the Engagement Letters in respect of the Equityholders’ Representative Account Distribution (if any); and

(b)          (1) to each Company Stockholder that holds any Company Common Stock (other than Specified Shares) immediately prior to the Effective Time, an amount equal to the product of (x) the Fully Diluted Per Share Portion, multiplied by (y) the difference of the Equityholders’ Representative Account Distribution minus the aggregate payment required by Section 3.13(a) with respect to such Equityholders’ Representative Account Distribution (such difference the “Net Equityholders’ Representative Account Distribution”), multiplied by (z) the aggregate number of such shares of Company Common Stock held by such Company Stockholder immediately prior to the Effective Time and (2) to the Surviving Corporation (on behalf of the Company Optionholders) an amount equal to the product of (x) the Fully Diluted Per Share Portion, multiplied by (y) the Net Equityholders’ Representative Account Distribution, multiplied by (z) the aggregate Exercise Number with respect to the Vested Company Options outstanding immediately prior to the Effective Time (the aggregate amount released to the Company Stockholders and the Surviving Corporation (on behalf of the Company Optionholders) pursuant to this Section 3.13(b), the “Equityholders’ Representative Account Distribution Amount”) (with the Surviving Corporation then paying each Company Optionholder’s portion of such Equityholders’ Representative Account Distribution Amount through payroll, less applicable tax withholding).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the disclosure schedules delivered by the Company to Parent concurrently with the execution of this Agreement (the “Schedules”) or (ii) other than with respect to Section 4.8(b), the Registration Statement (provided, that, in the case of clause (ii), any information contained in such Registration Statement shall only be deemed to be an exception to, or, as applicable, disclosure for the purposes of the Company’s representations and warranties set forth in this Agreement if the relevance of such item as an exception to, or, as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent on its face and in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are predictive or forward looking in nature that are included in any part of such Registration Statement be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Agreement), the Company hereby represents and warrants to Parent and Merger Sub that:

4.1          Organization and Good Standing.

(a)          The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is qualified to do business and is in good standing under the Laws of each jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it makes such licensing or qualification required by Law, except where the failure to be qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the Certificate of Incorporation and amended and restated bylaws of the Company, each as amended to date (together, the “Company Charter Documents”). The Company is not in material violation of any of the provisions of the Company Charter Documents.

4.2          Authorization of Agreement.

(a)          The Company has all necessary corporate power and authority to execute and deliver this Agreement and each other agreement, document or certificate required by this Agreement to be executed and delivered by the Company (the “Company Documents”), and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance by the Company of this Agreement and the Company Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company, except for obtaining the Company Stockholder Approval. The Sponsor Consent and the Company Stockholder Approval are the only approvals or votes of the holders of any class or series of capital stock or equity interests of the Company or any of its Subsidiaries that is necessary to adopt and approve this Agreement and the Company Documents and approve the transactions contemplated hereby and thereby. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Company Document when so executed and delivered will constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its respective terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity, in contract, in tort or otherwise (collectively, the “Enforceability Exceptions”).

(b)          The board of directors of the Company has (A) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and resolved to recommend that the holders of Company Common Stock approve the adoption of this Agreement and the transactions contemplated hereby, including the Merger, and (B) directed that this Agreement be submitted to the holders of Company Common Stock for their approval of the adoption hereof. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Charter Documents is applicable to the Company, the Company Common Stock, the Merger or the other transactions contemplated by this Agreement

(c)          Neither the Company nor any of its Subsidiaries beneficially owns any shares of Parent Common Stock or any options, warrants or other rights to acquire Parent Common Stock.

4.3          Noncontravention; Government Approvals.

(a)          None of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by the Company with any of the provisions hereof or thereof will (i), assuming the Company Stockholder Approval is obtained, violate any provision of the Company Charter Documents; (ii) require any consent or other action by, notice to or payment to any Person under, result in any breach of, or constitute a default under or an event that with or without notice or lapse of time or both would constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries under any Material Contract to which the Company or any of its Subsidiaries is a party; (iii) result in the creation of any Lien (other than any Permitted Lien) on any properties or assets of the Company or any of its Subsidiaries, or (iv) assuming receipt of all approvals, authorizations, consents or waiting period expirations or terminations referred to in Section 4.3(b), violate any Law or Order applicable to the Company or any of its Subsidiaries, except in the case of clauses (ii) through (iv) for such matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b)          No consent, approval or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the Company Documents, or the consummation by the Company of the transactions contemplated hereby or thereby, except for (i) filings required under, and in compliance with the applicable requirements of the HSR Act and any other applicable Competition Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) consents that may be required solely by reason of Parent’s or Merger Sub’s participation in the transactions contemplated hereby (which consents shall be solely the responsibility of Parent and Merger Sub) and (iv) such matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)          Notwithstanding anything in this Agreement to the contrary, to the extent the accuracy of the Company’s representations and warranties set forth in Section 4.3(b) are based on the accuracy of information provided by Parent and Merger Sub in connection with the representations and warranties in Section 5.3(b), the Company’s representations and warranties in Section 4.3(b) shall be limited to the extent affected by an inaccuracy in such information.

4.4          Capitalization.

(a)          The authorized capital stock of the Company consists of 2,000,000,000 shares of Company Common Stock. As of the date hereof, there are (i) 153,234,297 shares of Company Common Stock issued and outstanding (including 44,444 shares of Company Restricted Stock), (ii) no shares of Company Common Stock held by the Company in its treasury and (iii) 18,155,207 shares of Company Common Stock reserved for issuance pursuant to outstanding Company Options. All of the issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable, and are free and clear of any pre-emptive or similar right (other than as set forth in the Shareholders Agreement).

(b)          Schedule 4.4(b) sets forth, in each case as of the date hereof, a list of all holders of each outstanding (i) share of Company Common Stock, including each share of Company Restricted Stock and (ii) Company Option, including the number of shares of Company Common Stock issuable upon exercise thereof that are vested and unvested as of the date hereof (specifying whether such Company Option is a Time-Based Company Option or a Performance-Based Company Option), the exercise price with respect thereto and the applicable grant date thereof.

(c)          Other than as set forth on Schedule 4.4(c), as of the date hereof, there are no voting trusts, stockholder agreements, proxies or other similar Contracts in effect to which the Company or any of its Subsidiaries is a party, or by which the Company or its Subsidiaries is bound, in each case, with respect to the governance of the Company or the registration, voting or transfer of any shares of Company Common Stock. Except as set forth on Schedule 4.4(b) or Schedule 4.4(c), as of the date hereof, there are (A) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (B) no outstanding securities of the Company convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive shares of capital stock of, or other equity or voting interests in, the Company and (C) no outstanding options, warrants, rights or other commitments or agreements to which the Company is a party or otherwise subject to requiring the issuance of any shares of capital stock of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive shares of capital stock of, or other equity or voting interests in, the Company. Neither the Company nor any of its Subsidiaries maintains an “employee stock purchase plan” within the meaning of Section 423 of the Code.

4.5          Subsidiaries.

(a)          Schedule 4.5(a) sets forth, as of the date hereof, the name of each Subsidiary of the Company, and, with respect to each such Subsidiary and the jurisdiction in which it is incorporated or organized. Other than as set forth on Schedule 4.5(a), as of the date hereof, neither the Company nor any of its Subsidiaries owns any capital stock or other equity interests in any Person that is not a Subsidiary of the Company. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except where the failure to be so organized, existing and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company’s Subsidiaries has all requisite corporate or entity power and authority to own or lease all of its properties and assets and carry on its business as it is now being conducted, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company’s Subsidiaries is duly licensed or qualified to do business and is in good standing under the Laws of each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification required by Law, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Subsidiary of the Company is in violation of its organizational documents in any material respect.

(b)          The outstanding shares of capital stock and other equity interests of each Subsidiary of the Company are validly issued, fully paid and non-assessable and are free and clear of any pre-emptive or similar right (other than as set forth in the Shareholders Agreement), and all such shares or other equity interests are owned, directly or indirectly, by the Company or another Subsidiary of the Company free and clear of all Liens (other than Permitted Liens). There are no outstanding options, warrants, rights or other commitments or agreements to which any Subsidiary of the Company is a party or otherwise subject to requiring, and there are no securities of the Company or any Subsidiary outstanding that upon conversion, exercise or exchange would require, the issuance of any shares of capital stock or other equity interests of any Subsidiary or other securities convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive shares of capital stock of, or other equity or voting interests in, any Subsidiary. Other than the Shareholders Agreement, there are no voting trusts, stockholder agreements, proxies or other similar Contracts in effect to which the Company or any of its Subsidiaries is a party, or by which the Company or its Subsidiaries is bound, in each case, with respect to the governance of the Company or the registration, voting or transfer of any equity or voting interests of any of the Subsidiaries of the Company.

4.6          Financial Statements.    Schedule 4.6 sets forth (a) the audited consolidated balance sheets of the Company and its consolidated Subsidiaries as at December 31, 2014, 2013 and 2012 and the related audited consolidated statements of operations, comprehensive (loss) income, cash flows and stockholders’ equity of the Company and its Subsidiaries for the years ended December 31, 2014, 2013 and 2012, respectively and (b) the unaudited condensed consolidated balance sheets of the Company and its Subsidiaries as at June 30, 2015, and the unaudited condensed statements of operations, comprehensive (loss) income, stockholders’ equity and cash flows for the six months ended June 30, 2015 (the “Financial Statements”), including related notes and schedules. The Financial Statements have been prepared in all material respects from the books and records of the Company and its Subsidiaries and have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved (except as may be indicated in the notes thereto) and, on that basis, fairly present, in all material respects, the consolidated financial condition and results of operations of the Company and its consolidated Subsidiaries as of the indicated dates and for the indicated periods presented therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and to the absence of certain footnotes). For purposes hereof, the unaudited condensed consolidated balance sheets of the Company and its Subsidiaries as at June 30, 2015 is referred to as the “Balance Sheet” and June 30, 2015 is referred to as the “Balance Sheet Date.”

4.7          No Undisclosed Liabilities.

(a)          Neither the Company nor any of its Subsidiaries has any liabilities that would have been required to be reflected in or reserved against or otherwise described on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities (a) reflected or reserved against on the Balance Sheet (including the notes thereto), (b) incurred in the ordinary course of business after the Balance Sheet Date, (c) incurred pursuant to the terms of this Agreement or the transactions contemplated hereby or (d) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to (i) any off balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC); or (ii) any hedging, derivatives or similar Contract or arrangement pursuant to which, as of the date hereof, there is an outstanding transaction.

4.8          Absence of Certain Developments.

(a)          Since the Balance Sheet Date through the date of this Agreement, except for (i) the transactions contemplated hereby and (ii) the process by which the Company solicited, discussed and negotiated strategic alternatives to the transactions contemplated hereby and (iii) the IPO Process, (A) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business, and (B) the Company and its Subsidiaries has not taken any action that would, if taken after the date of this Agreement, constitute a breach of clauses (iv), (v) (other than this Agreement and the transaction contemplated hereby), (xiv) or (xvi) of Section 6.1(b)).

(b)          Since the Balance Sheet Date, there has not been any effect, event, change, occurrence or circumstance that has had or reasonably would be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.9          Internal Controls.

(a)          None of the Company or its Subsidiaries’ material records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is in all material respects sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b)          Except as would not reasonably be expected to have a Material Adverse Effect, the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of the Company are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the chief executive officer and chief financial officer of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. Except as would not reasonably be expected to have a Material Adverse Effect, the Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

4.10        Taxes.

(a)          Each of the Company and its Subsidiaries have timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required by Law to be filed by it, and all such filed Tax Returns are correct and complete in all material respects.

(b)          All material Taxes of the Company and its Subsidiaries that are due and payable have been timely paid, except for those Taxes being contested in good faith through appropriate proceedings for which provision has been made in accordance with GAAP on the Financial Statements.

(c)          All material Taxes required by Law to be withheld, collected or deposited by or with respect to the Company and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required by Law, have been paid to the relevant Governmental Body.

(d)          No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the Financial Statements.

(e)          Neither the Company nor any of its Subsidiaries have executed any outstanding waiver to extend the applicable statute of limitation in respect of any material Tax liabilities of the Company or any of its Subsidiaries.

(f)          (i) No audit or other administrative or court proceedings are outstanding with any Governmental Body with respect to material Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received and (ii) no written claim that could result in the Company or any of its Subsidiaries being liable for a material amount of Taxes which has not been resolved has been made within the last three (3) years by any Governmental Body in a jurisdiction where such Person does not file a Tax Return that such Person is or may be subject to taxation by that jurisdiction.

(g)          There are no material Tax Liens upon any of the assets or properties of the Company or any of its Subsidiaries (other than Permitted Liens).

(h)          Neither the Company nor any of its Subsidiaries (i) is or has been a member of any consolidated, combined or unitary Tax Return other than a group the common parent of which is the Company or (ii) has any material liability for Taxes of any Person arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor.

(i)          Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any material Tax sharing or Tax indemnity agreement (other than any commercial Contracts entered into in the ordinary course of business that do not relate primarily to Taxes).

(j)          Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last two (2) calendar years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(k)          Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date, including as a result of any installment sale or other transaction entered into prior to the Closing, any accounting method change or closing agreement executed prior to the Closing, any prepaid amount received prior to the Closing, or any election under Section 108(i) of the Code.

(l)          Neither the Company nor any of its Subsidiaries has entered into any “listed transactions” as defined in Section 1.6011-4(b)(2) of the Treasury Regulations.

(m)          No material private letter rulings, technical advice memoranda or similar agreements or rulings in respect of any Tax have been entered or issued by a Governmental Body with respect to the Company or any of its Subsidiaries within the past three (3) years.

Notwithstanding anything to the contrary, (i) this Section 4.10 and Section 4.14 represent the sole and exclusive representations and warranties of the Company regarding Tax-related matters and (ii) nothing in this Agreement (including this Section 4.10 and Section 4.14) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax asset (including any loss or credit carryforward) of the Company or any of its Subsidiaries.

4.11        Real Property and Personal Property.

(a)          Schedule 4.11(a) sets forth an accurate and complete list of all real property leased or subleased to or by the Company or any of its Subsidiaries involving payments of (i) base rent plus operating expenses, (ii) Taxes and (iii) other amounts, in each case, expressly payable by the Company and its Subsidiaries pursuant to the terms of such lease or sublease related thereto that, on an annual basis, exceed $2,500,000 (“Material Leased Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has received or provided any written or, to the Knowledge of the Company, oral notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company, any Subsidiary or any other party thereto under any lease pursuant to which it leases any Material Leased Real Property, (ii) the Company or a Subsidiary of the Company has valid, binding and enforceable leasehold interests in all of its Material Leased Real Property, sufficient to conduct their respective businesses as currently conducted and (iii) the Company or a Subsidiary of the Company has good and valid title to all the personal properties and assets reflected on the Balance Sheet or acquired after the Balance Sheet Date, which are, individually or in the aggregate, material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business consistent with practice), free and clear of all Liens other than Permitted Liens.

(b)          Neither the Company nor any of its Subsidiaries owns any real property.

4.12        Intellectual Property.

(a)          Schedule 4.12(a) sets forth an accurate and complete list of all material United States and foreign issued patents, pending patent applications, registered Marks, pending applications for registration of Marks and registered copyrights owned by the Company or any of its Subsidiaries as of the date hereof (the foregoing being, collectively, the “Company Registered Intellectual Property”). None of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part, and to the Knowledge of the Company, each item of material Owned Intellectual Property is valid, subsisting and enforceable. All required filings and fees related to the Company Registered Intellectual Property have been timely filed with and paid to the relevant Governmental Bodies and authorized registrars.

(b)          The Company or one of its Subsidiaries owns all right, title and interest in and to, or otherwise has a valid and enforceable right to use, and immediately following the consummation of the transactions contemplated hereby will continue to own or otherwise have a valid and enforceable right to use, all Intellectual Property necessary for or used in the conduct of the business of the Company and its Subsidiaries as currently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Company Registered Intellectual Property and all other material Owned Intellectual Property is owned solely and exclusively by the Company or one of its Subsidiaries, in each case, free and clear of all Liens (except for Permitted Liens). All Persons who have contributed to the creation, invention or development of any Owned Intellectual Property have assigned to the Company and its Subsidiaries all of their rights and interests therein that do not vest with the Company and its Subsidiaries initially by operation of law pursuant to a valid and binding written Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)          To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, violate or constitute misappropriation of, and has not since December 31, 2014, infringed, violated or constituted misappropriation of, any Intellectual Property of any third Person, except for such infringements, violations and misappropriations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received a written notice, claim or indemnification request from any Person (i) claiming that the Company or any of its Subsidiaries infringes, violates or misappropriates any Intellectual Property of any Person or (ii) challenging the validity, enforceability, registrability or ownership of any Owned Intellectual Property or the Company’s or any of its Subsidiaries’ rights in any Licensed Intellectual Property, in each case of (i) and (ii), which notice has not yet been resolved.

(d)          To the Knowledge of the Company, no third Person is infringing, violating, or misappropriating any Owned Intellectual Property.

(e)          The Company and its Subsidiaries have taken all commercially reasonable efforts to maintain, enforce and protect the Owned Intellectual Property, including (i) the confidentiality of the trade secrets of the Company and its Subsidiaries and (ii) the security, operation and integrity of the IT Assets and to the knowledge of the Company, there have been no material breaches, interruptions or violations of same. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the trade secrets or other confidential information included in the Owned Intellectual Property (including any source code for any Software) have been disclosed other than to employees, consultants, representatives and agents of the Company and its Subsidiaries, all of whom are bound by written and enforceable confidentiality and/or non-disclosure agreements.

(f)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the proprietary source code included in the Owned Intellectual Property is subject to any “open source,” “copyleft” or analogous license in a manner that would require (i) public distribution of any such source code or (ii) any such source code to be redistributable at no charge.

(g)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries have complied with all applicable Laws and regulations relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of the operations of the Company or any of its Subsidiaries, (ii) the Company and its Subsidiaries have complied in all material respects with all rules, policies and procedures established by the Company or any of its Subsidiaries from time to time with respect to the foregoing, and (iii) the consummation of the transaction contemplated by this Agreement will not breach or otherwise cause any violation of any such laws, regulations, rules, policies or procedures.

(h)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) with respect to all personal and user information referred to in Section 4.12(g) above, the Company and its Subsidiaries have, in all material respects, taken steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that the information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse and (ii) to the knowledge of the Company, there has been no unauthorized access to or other misuse of that information.

Except as expressly set forth in Section 4.13(viii) or (xv) as it may apply to Intellectual Property, this Section 4.12 represents the sole and exclusive representations and warranties of the Company regarding intellectual property related matters.

4.13        Material Contracts.

(a)          Schedule 4.13(a) sets forth a list of all of the following Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof (collectively, the “Material Contracts”):

(i)          any material Contract with one of the top ten (10) customers of the Company and its Subsidiaries, taken as a whole, as determined by revenue of the Company and its Subsidiaries, taken as a whole, during the 12 months ended December 31, 2014;

(ii)          any material Contract with one of the top ten (10) suppliers or vendors to the Company and its Subsidiaries, taken as a whole, as determined by expenditures by the Company and its Subsidiaries, taken as a whole, during the 12 months ended December 31, 2014;

(iii)          any Contract that involves aggregate payments in any calendar year by the Company or any Subsidiary thereof of $5,000,000 or more, except for any such Contract that may be cancelled without penalty or payment by the Company or any Subsidiary thereof upon notice of ninety (90) days or less;

(iv)          any material Contract relating to the incurrence or guarantee of Indebtedness for borrowed money by the Company or any of its Subsidiaries in an amount in excess of $5,000,000;

(v)          any stockholders, investors rights, registration rights or similar Contract;

(vi)          any material Contract that governs a joint venture, partnership or other similar arrangements (other than legal documents by which any Person (other than an individual) establishes its legal existence or that govern its internal affairs) involving a sharing of profits, losses or liabilities by the Company or any of its Subsidiaries with any Person that is material to the business of the Company and its Subsidiaries, taken as a whole;

(vii)          any Contract containing a covenant that limits the freedom of the Company or any of its Subsidiaries to (A) operate in any line of business or compete with any Person or (B) sell any products or services to any other Person or in any geographic location, except for any such Contract (including the non-competition covenant) that may be cancelled without material penalty by the Company or any Subsidiary thereof upon notice of ninety (90) days or less;

(viii)          any Contract that includes any “most favored nations” terms and conditions or any material exclusive dealing arrangement;

(ix)          any Contract with respect to the acquisition or disposition of the assets, properties, business of any Person (whether by merger, sale of stock, sale of assets or otherwise) by the Company or its Subsidiaries pursuant to which the Company or any of its Subsidiaries has (x) continuing material indemnification obligations (excluding indemnification obligations in respect of representations and warranties and covenants that survive indefinitely) or (y) any outstanding “earn-out” or similar contingent payment obligations, in each case, in excess of $5,000,000 (other than any Contract that provides for the acquisition of inventory, raw materials or assets in the ordinary course of business);

(x)          any material Contract creating a material Lien (other than Permitted Liens) upon any material property or assets of the Company or any of its Subsidiaries, other than purchase money security interests in connection with the acquisition of equipment in the ordinary course of business;

(xi)          any material Contract providing for a settlement of any Legal Proceeding against the Company or any of its Subsidiaries by or before any Governmental Body, other than (A) releases immaterial in nature or amount entered into with former employees or current or former independent contractors of the Company or any of the Company’s Subsidiaries in the ordinary course of business, (B) settlement agreements for cash or the provision of products or services only (which have been paid or provided) that do not exceed $5,000,000 individually as to any such settlement or (C) settlement agreements entered into more than three (3) year prior to the date of this Agreement under which none of the Company or any of the Company’s Subsidiaries have any continuing material obligations, liabilities or rights (excluding releases);

(xii)          any Contract that contains a right of first refusal, first offer or first negotiation with respect to an asset that is material to the Company and its Subsidiaries, taken as a whole;

(xiii)          any Contract containing restrictions with respect to payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;

(xiv)          any material Contract involving, as of the date hereof, outstanding interest rate or foreign currency swaps, commodity swaps, options, caps, collars, hedges or forward exchanges, or other similar agreements;

(xv)          any Contract pursuant to which the Company or any of its Subsidiaries licenses in or licenses out material Intellectual Property, but excluding (A) any ordinary course customer agreements, (B) license agreements for generally commercially available “off-the-shelf” Software with an annual cost of less than $2,500,000, and (C) any such Contract that may be cancelled without penalty or payment by the Company or any Subsidiary thereof upon notice of ninety (90) days or less; and

(xvi)          any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act if the Company were subject to the reporting obligations under the Exchange Act.

(b)          The Company has made available to Parent copies of each Material Contract that are true and complete in all material respects. Each Material Contract (i) is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, the other parties thereto, and (ii) is in full force and effect and, subject to the Enforceability Exceptions, enforceable in accordance with its terms, except where the failure to be in full force and effect and enforceable would not have, individually or in the aggregate, a Material Adverse Effect. The Company or a Subsidiary and, to the Knowledge of the Company, each of the other parties thereto, are not in breach of, default or violation under, any of such Material Contract and no event has occurred that with notice or lapse of time, or both, would constitute such a breach, default or violation, except for any such breaches, defaults or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written notice of any termination, default or event that with notice or lapse of time, or both, would constitute a default by the Company or any of its Subsidiaries under any such Material Contract, except for such defaults that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.14        Employee Benefit Plans.

(a)          Schedule 4.14(a) sets forth a true and complete list of each material U.S. Benefit Plan. The term “U.S. Benefit Plan” means each Company Benefit Plan that covers any Service Provider primarily based in the United States. The term “Company Benefit Plan” means each (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), and (ii) each other employment, individual consulting, bonus or other incentive, stock option, stock purchase, stock appreciation, restricted stock or other equity-based, profit-sharing, deferred compensation, vacation, insurance, medical, welfare, fringe benefit, retirement, retiree medical or life insurance, severance, termination or change in control or other benefit plan, program, agreement or arrangement, whether or not in writing and whether or not funded (exclusive of any such plan, program, policy or arrangement that is mandated by and maintained solely pursuant to applicable Law), (x) to which the Company or any of its Subsidiaries is a party, (y) which is maintained, contributed to or sponsored by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries (each, a “Service Provider”), or (z) with respect to which the Company or any of its Subsidiaries has any liability. The term “Foreign Plan” means each Company Benefit Plan that is not a U.S. Benefit Plan.

(b)          With respect to each U.S. Benefit Plan, the Company has made available to Parent copies of the following to the extent applicable as of the date hereof: (i) the plan document of each such U.S. Benefit Plan, including any material amendments thereto, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description, including any summary of material modifications, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recently received IRS determination or opinion letter, if any, issued by the IRS with respect to any such Company Benefit Plan that is intended to qualify under Section 401(a) of the Code and (vi) the most recent annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto.

(c)          Each U.S. Benefit Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws. Each U.S. Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the Knowledge of the Company, no event or circumstance exists that has adversely affected or would reasonably be expected to adversely affect such qualification or exemption.

(d)          All liabilities or expenses of the Company in respect of any Company Benefit Plan that have not been paid, have been properly accrued in all material respects on the Company’s most recent financial statements in accordance with GAAP.

(e)          Neither the Company nor any of its Subsidiaries has any liability in respect of, or obligation to provide, post-retirement medical, life insurance benefits or other welfare benefits for Service Providers, whether under a Company Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any other applicable Law.

(f)          No U.S. Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof sponsors, maintains, contributes to, or has, within the past six (6) years, sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) single employer plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, or (iii) any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. No Foreign Plan is a defined benefit pension plan and neither the Company nor any of its Affiliates sponsors, maintains or contributes to, or has any liability with respect to, any defined benefit pension plan covering Service Providers outside of the United States.

(g)          With respect to any Company Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in material liability to the Company or its Subsidiaries, (ii) to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by a Governmental Body are pending, or, to the Knowledge of the Company, threatened.

(h)          Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other event(s) will (i) entitle any Service Provider to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting or increase benefits or the amount payable under any Company Benefit Plan, (iii) trigger any funding (through a grantor trust or otherwise) of compensation, equity award or other benefits, or (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code. No Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code.

(i)          The Company and its Subsidiaries have complied in all material respects with Section 409A of the Code with respect to any compensation paid or payable pursuant to a U.S. Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code).

(j)          With respect to each Foreign Plan: (A) such Foreign Plan complies in all material respects in form and operation in accordance with all applicable Laws; (B) if a Foreign Plan is intended to qualify for special Tax treatment, such Foreign Plan meets all requirements for such treatment; and (C) if required under applicable Laws to be funded or book-reserved, such Foreign Plan is funded or book reserved, as appropriate, in all material respects to the extent so required by applicable Laws.

4.15         Labor.

(a)          Neither the Company nor any of its Subsidiaries is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreement, contract or other arrangement or understanding with a labor union, works council or a labor organization. The consummation of the transactions contemplated by this Agreement shall not require the consent of or advance notification to any labor union, works council or other labor organization with respect to the employees of the Company or any of its Subsidiaries.

(b)          Other than such exceptions as would not, individually or in the aggregate, reasonably be materially adverse to the Company and its Subsidiaries, there are no (i) current strikes, work stoppages, work slowdowns, lockouts or other material labor disputes pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and no such disputes have occurred within the past three (3) years, or (ii) unfair labor practice charges or complaints pending as of the date of this Agreement or, to the Knowledge of the Company, as of the date of this Agreement, threatened by or on behalf of any employee or group of employees of the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, there is no action, complaint, charge, inquiry, proceeding or investigation by or on behalf of any employee, prospective employee, former employee, labor organization, Governmental Body or other representative of the employees of the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened with respect to or relating to the employment practices of the Company and its Subsidiaries. The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to labor, employment and employment practices, terms and conditions of employment, immigration, wages and compensation, overtime, hours of work, discrimination and other similar employment matters.

(c)          To the Knowledge of the Company, as of the date hereof, no union organizing activities are underway with respect to the Company or any of its Subsidiaries and no such activities have occurred within the past three (3) years.

4.16         Litigation.    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any officers or directors of the Company (in their capacity as such) by or before (or, in the case of threatened Legal Proceedings, that would be before) any Governmental Body or that in any manner challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement. None of the Company or any of its Subsidiaries is subject to any outstanding Order.

4.17         Compliance with Laws; Permits.    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and its Subsidiaries are in compliance with all Laws applicable to their respective businesses or operations, (b) neither the Company nor any of its Subsidiaries has received any notice of or been charged with the violation of any such Laws, (c) the Company and its Subsidiaries currently own, hold, possess or lawfully uses all Permits that are required by Law for the lawful operation of their respective businesses as presently conducted, (d) all such Permits are in full force and effect, and (e) neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision any of the Permits required by Law for the lawful operation of their respective businesses as presently conducted. None of the representations and warranties contained in this Section 4.17 shall be deemed to relate to Tax matters (which shall be governed by Section 4.10), intellectual property related matters (which are governed by Section 4.12), executive compensation and employee benefits related matters (which are governed by Section 4.14), labor matters (which are governed by Section 4.15), or environmental matters (which are governed by Section 4.18).

4.18         Environmental Matters.    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)          the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under applicable Environmental Laws to operate their respective businesses as currently conducted;

(b)          neither the Company nor any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened claims alleging noncompliance with or potential liability under Environmental Laws; and

(c)          to the Knowledge of the Company, there has been no release of Hazardous Substances at, on or under any of the real properties currently or formerly owned or leased by the Company or any of its Subsidiaries in an amount or condition that would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law.

Notwithstanding anything herein to the contrary, this Section 4.18 constitutes the sole and exclusive representations and warranties of the Company regarding Environmental Laws and any and all environmental or natural resource matters.

4.19         Insurance.    The Company and its Subsidiaries, taken as a whole, are insured against such losses and risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practice and are sufficient for compliance with applicable Law. Except as would not have a Material Adverse Effect, all insurance policies issued to the Company and its Subsidiaries are (a) in full force and effect, and neither the Company nor any Subsidiary is in material default with respect to any of its obligations under any of such insurance policies and (b) valid and enforceable in accordance with their terms. Except as would not have a Material Adverse Effect, as of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries has received written notice of actual or, to the Knowledge of the Company, threatened material modification or termination of any such material insurance policy, other than increases in connection with the Company’s ordinary renewal process, (ii) there is no material claim pending regarding the Company or any of its Subsidiaries under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and (iii) neither the Company nor its Subsidiary is in breach or default of any insurance policies maintained by the Company or its Subsidiary or has taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default or permit termination (prior to the scheduled termination or expiration thereof).

4.20         Transactions with Related Persons; Affiliates.    No executive officer or director of the Company or any of its Subsidiaries, or any Person owning five percent (5%) or more of the Company Common Stock or, to the Knowledge of the Company, any Affiliate or family member of any such officer, director or owner is a party to any Contract with or binding upon the Company or any of its Subsidiaries or has any material interest in any property or assets owned by the Company or any of its Subsidiaries that is material to the Company or has engaged in any transaction with the Company or any of its Subsidiaries and its Subsidiaries, taken as a whole, within the last twelve (12) months, other than (i) those listed on Schedule 4.20, (ii) Company Benefit Plans, (iii) employment agreements entered into in the ordinary course of business and (iv) as contemplated by this Agreement, including pursuant to Section 6.11.

4.21         Investment Advisers Act.

(a)          Interactive Data Pricing and Reference Data LLC (“PRD LLC”) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). To the Knowledge of the Company, PRD LLC is in compliance with Rule 206(4)-7 of the Advisers Act, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. PRD LLC has adopted and implemented a code of ethics, which complies in all material respects with all applicable provisions of the Advisers Act (including Section 204 thereof and Rule 204A-1 thereunder), and has adopted and implemented a written policy regarding insider trading. Since January 1, 2013, there have been no violations of such code of ethics, insider trading policy, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          The Company has made available to Parent true and complete copies of all deficiency letters and inspection reports or similar documents furnished to PRD LLC since January 1, 2013, and PRD LLC’s responses thereto, if any.

(c)          Since January 1, 2013, to the extent required by laws of the United Kingdom, the UK Regulated Subsidiary is duly authorized and has been duly authorized by the FCA, with permission to carry out all of the regulated activities it has undertaken during that time, has filed with the FCA all filings required to be filed in connection with its activities since that time, is in full compliance with its obligations under FSMA and is in good standing with the FCA, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2013, the UK Regulated Subsidiary has not been subject to any formal or informal admonition from the FCA during its time as a regulated entity and none of the activities undertaken by the UK Regulated Subsidiary since that time are outside its permissions as an entity exempt from the capital adequacy regime with authority only to transmit and receive transaction orders. No Subsidiary other than the UK Regulated Subsidiary is or has been authorized by the FCA or the PRA. No Subsidiary other than the UK Regulated Subsidiary is or since January 1, 2013 has been authorized by the FCA or the PRA under the laws of the United Kingdom.

4.22         Financial Advisors.    Except with respect to Pre-Closing Engagements and as set forth on Schedule 4.22 (collectively, the “Financial Advisors”), no investment banker, broker or finder retained by the Company or any of its Subsidiaries is entitled to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement.

4.23         Anti-Corruption; Sanctions.

  (a)          Except as would not reasonably be expected to have a Material Adverse Effect, none of the Company or, to the Knowledge of the Company, its directors, officers or employees, directly or indirectly, has, since January 1, 2012, taken any action that would result in a violation by such Person of the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff), The Bribery Act of 2010 of the United Kingdom, or any other applicable anti-corruption Law.

  (b)          Since January 1, 2012, none of the Company, nor, to the Knowledge of the Company, any director, officer, or employee of the Company is, or is owned or controlled by a Person that is: (A) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (B) located, organized or resident in a country or territory that is the subject of Sanctions (including Iran, North Korea, Sudan and Syria). Except as would not reasonably be expected to have a Material Adverse Effect, none of the Company, any director, officer, or employee of the Company (i) has, since January 1, 2012, engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions and (ii) has, since January 1, 2012, failed to comply with and has been given notice of any violation of, and, to the Knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with any violation of, any applicable Sanctions or applicable export controls Law.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in (i) the disclosure schedules delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedules”) or (ii) the Parent Reports (provided, that in the case of clause (ii), only to the extent the relevance is reasonably apparent on its face but excluding any disclosures set forth in any risk factor or forward looking statement section or in any other section to the extent they are cautionary, predictive or forward looking in nature), Parent and Merger Sub hereby represent and warrant, jointly and severally, to the Company that:

5.1         Organization and Good Standing.

(a)          Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority necessary to own or lease its properties and to carry on its business as it is now being conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority necessary to own or lease its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is qualified to do business and is in good standing under the Laws of each jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it makes such licensing or qualification required by Law, except where the failure to be qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the certificate of incorporation and amended and restated bylaws of Parent, each as amended to date (together, the “Parent Charter Documents”). Parent is not in material violation of any of the provisions of the Parent Charter Documents.

5.2         Authorization of Agreement.    Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and each other agreement, document or certificate contemplated by this Agreement or to be executed and delivered by Parent or Merger Sub (collectively, including any financing commitments related to any debt financing in connection with the transactions contemplated by this Agreement, executed copies of which have been provided to the Company prior to the date hereof, the “Parent Documents”), and to consummate the transactions contemplated hereby and thereby and to perform its respective obligations hereunder and thereunder. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each Parent Document and the consummation of the transactions contemplated hereby and thereby have been or will be duly and validly authorized by all requisite actions of each of Parent and Merger Sub. This Agreement has been, and each Parent Document will be at or prior to the Closing, duly and validly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Parent Document when so executed and delivered will constitute, the legal, valid and binding obligations of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its respective terms, in each case, subject to the Enforceability Exceptions. The boards of directors of Parent and Merger Sub have unanimously (i) declared that the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of Parent or Merger Sub, as the case may be, and its respective stockholders, (ii) in the case of Merger Sub, directed that this Agreement and the Merger be submitted to the sole stockholder of Merger Sub for its adoption and approval by written consent and (iii) resolved to recommend that the sole stockholder of Merger Sub vote in favor of the adoption of this Agreement and the approval of the Merger.

5.3         Noncontravention; Government Approvals.

(a)          None of the execution and delivery by Parent or Merger Sub of this Agreement or the Parent Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Parent or Merger Sub with any of the provisions hereof or thereof will (i) violate any provision of the certificate of incorporation or bylaws of either of Parent and Merger Sub, respectively, (ii) violate, conflict with, result in any breach of any provision of, constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, result in the termination of or a right of termination, amendment or cancellation under, or accelerate the performance required by any material Contract to which Parent or Merger Sub is a party, or by which they or any of their respective properties or assets may be bound or affected, (iii) result in the creation of any Lien (other than any Permitted Lien) on any properties or assets of Parent or Merger Sub or (iv) assuming receipt of all approvals, authorizations, consents or waiting period expirations or terminations referred to in Section 5.3(b), violate any Law or Order applicable to the Company or any of its Subsidiaries, except, in the case of clauses (ii) through (iv), for such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)          No consent, approval or authorization of, or declaration or filing with, or notification to, any Governmental Body or stock exchange (including the New York Stock Exchange) is required on the part of Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or the Parent Documents, or the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby, except for (i) filings required under, and in compliance with the applicable requirements of the HSR Act and any other applicable Competition Laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (iii) consents that may be required solely by reason of Parent’s or Merger Sub’s participation in the transactions contemplated hereby (which consents shall be solely the responsibility of Parent and Merger Sub) and (iv) such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)          Notwithstanding anything in this Agreement to the contrary, to the extent the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 5.3(b) are based on the accuracy of information provided by the Company in connection with the representations and warranties in Section 4.3(b), Parent’s and Merger Sub’s representations and warranties in Section 5.3(b) shall be limited to the extent affected by an inaccuracy in such information.

5.4         Litigation.    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any officers or directors of Parent (in their capacity as such) by or before (or, in the case of threatened Legal Proceedings, that would be before) any Governmental Body or that in any manner challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement. None of Parent or any of its Subsidiaries is subject to any outstanding Order.

5.5         Compliance with Laws.    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and Merger Sub and their respective Subsidiaries are in compliance with all Laws applicable to their respective businesses or operations, (b) neither Parent and Merger Sub nor any of their respective Subsidiaries has received any notice of or been charged with the violation of any such Laws, (c) Parent and Merger Sub and their respective Subsidiaries currently own, hold, possess or lawfully use all Permits that are required by Law for the lawful operation of their respective businesses as presently conducted, (d) all such Permits are in full force and effect, and (e) none of Parent, Merger Sub or any of their respective Subsidiaries is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision any of the Permits required by Law for the lawful operation of their respective businesses as presently conducted.

5.6         Financial Advisors.    No investment banker, broker or finder retained by Parent or Merger Sub is entitled to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement.

5.7         Solvency.    Assuming the satisfaction of the conditions set forth in Article VIII, immediately after giving effect to the transactions contemplated by this Agreement, Parent, the Surviving Corporation and each of their respective Subsidiaries shall be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or its Subsidiaries. For purposes of this Agreement, “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (b) such Person will not have, or have access to, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (c) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the transactions contemplated by this Agreement. The term “Solvency” shall have a correlative meaning. For purposes of the definition of “Solvent” only (i) “debt” means liability on a “claim” and (ii) “claim” means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (B) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of such Person (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises.

5.8         Financial Ability.    Parent has, and will have at the Closing, all funds necessary to pay and satisfy in full the obligations pursuant to this Agreement to pay (w) the cash portion of the Estimated Merger Consideration, the Additional Merger Consideration (if any) and all amounts payable at Closing and following the Closing pursuant to ARTICLE III, (x) all Closing Indebtedness to be repaid, redeemed or refinanced at the Closing, including pursuant to Section 6.16, (y) all fees and expenses of Parent, Merger Sub and their respective Affiliates, including in connection with the transactions contemplated by this Agreement and (z) all other obligations under this Agreement, including Transaction Costs paid at the Closing. Each of Parent and Merger Sub affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Parent or Merger Sub obtain financing for or related to any of the transactions contemplated hereby.

5.9         Financial Statements.    The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved (except, in each case, as indicated in such statements or in the notes thereto) and fairly present, in all material respects, the consolidated financial position and results of operations of Parent and its consolidated Subsidiaries as of and for the periods presented therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and to the absence of certain footnotes). The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Parent’s outside auditors has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Neither Parent nor any of its Subsidiaries have any material liability, except for (i) those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business since June 30, 2015, or (iii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby. None of Parent or any of its Subsidiaries is a party to, or has any commitment to become a party, any off balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Parent, Merger Sub or any of their respective Subsidiaries, on the one hand, and any unconsolidated Affiliate on the other hand), including any “off-balance sheet arrangement” as defined in Item 303(a)(4) of Regulation S-K. None of Parent or any of its Subsidiaries is a party to, or has any commitment to become a party, any hedging, derivatives or similar Contract or arrangement pursuant to which, as of the date hereof, there is an outstanding transaction.

5.10       Investment Representation; Investigation.    Parent is acquiring the Company Common Stock for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Parent is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Each of Parent and Merger Sub acknowledge and agree that the Company Common Stock has not been registered under the Securities Act, or any state or foreign securities Laws and that the Company Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Company Common Stock is registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.

(b)          Each of Parent and Merger Sub acknowledge and agree that (i) it is a sophisticated entity, is knowledgeable about the industry in which the Company and its Subsidiaries operates, experienced in investments in such businesses and able to bear the economic risk associated with the Merger and the other transactions contemplated by this Agreement, (ii) has such knowledge and experience as to be aware of the risks and uncertainties inherent in the purchase of equity interests and related contractual rights and obligations of the type contemplated in this Agreement, as well as the knowledge of the Company and their operations in particular, and has independently, based on such information made its own analysis and decision to enter into this Agreement, (iii) had access to the books, records, facilities and personnel of the Company and its Subsidiaries for purposes of conducting its due diligence investigation of the Company and its Subsidiaries and (iv) it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in ARTICLE IV.

5.11       Disclaimer Regarding Projections.    Parent or Merger Sub may be in possession of certain plans, projections and other forecasts regarding the Company and its Subsidiaries. Parent and Merger Sub acknowledge and agree that there are substantial uncertainties inherent in attempting to make such plans, projections and other forecasts and plans, and accordingly neither is relying on them, that Parent and Merger Sub are familiar with such uncertainties, that Parent and Merger Sub are taking full responsibility for making its own evaluation of the adequacy and accuracy of all plans, projections and other forecasts so furnished to it, and that Parent and Merger Sub shall have no action, cause of action, claim, cross-claim or third-party claim against anyone with respect thereto. Accordingly, Parent and Merger Sub acknowledge and agree that, without limiting the generality of this Section 5.11, neither the Company nor any of its Affiliates has made any representation or warranty with respect to such projections and other forecasts and plans.

5.12       Ownership; No Prior Activities.    Merger Sub is a direct Subsidiary of Parent and Parent owns beneficially and of record all of the outstanding equity interests of Merger Sub. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has not incurred any liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person. Neither Parent nor Merger Sub beneficially owns any shares of Company Common Stock or any options, warrants or other rights to acquire Company Common Stock.

5.13       Equityholder and Management Arrangements.    Except as otherwise expressly authorized in writing by the Company following the date hereof in accordance with Section 6.11, none of Parent, Merger Sub or any of their respective Affiliates is a party to any Contracts, or has made or entered into any formal or informal commitments, undertakings, arrangements or other understandings (whether or not binding), with any equityholders, controlling persons, limited or general partners, members, Affiliates or Representatives of the Company or any of its Subsidiaries relating to this Agreement or the transactions contemplated hereby, or the Surviving Corporation or any of its Subsidiaries businesses, operations (including as to continuing employment) from and after the Effective Time.

5.14       Reports.    Parent has timely filed all Parent Reports, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2012 with the SEC. As of their respective dates, or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseded filing prior to the date hereof, the Parent Reports complied, and each of the Parent Reports filed subsequent to the date of this Agreement will comply, in all material respects, with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under each of them, as applicable. No Parent Subsidiary is subject to the periodic reporting requirements of the Exchange Act. As of the time of filing with the SEC, none of the Parent Reports so filed or that will be filed subsequent to the date of this Agreement contained or will contain, as the case may be, any untrue statement of a material fact or omitted or will omit, as the case may be, to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Parent Report has been amended or superseded by a later Parent Report filed prior to the date hereof. Parent has made available to the Company correct and complete copies of all material correspondence with the SEC since January 1, 2012. As of the date hereof, none of the Parent Reports is the subject of any ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

5.15       Capitalization.

(a)          The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock, of which, as of October 23, 2015, 109,733,271 shares were issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”), of which, as of the date hereof, no shares were issued and outstanding. As of the date hereof, 6,795,820 shares of Parent Common Stock were held in Parent’s treasury. As of the date hereof, no shares of Parent Common Stock or Parent Preferred Stock were reserved for issuance, except for under the employee and director stock plans of Parent set forth on Schedule 5.15 of the Parent Disclosure Schedule (the “Parent Stock Plans”). As of October 23, 2015, (i) 799,587 options to acquire shares of Parent Common Stock (“Parent Options”) were outstanding pursuant to the Parent Stock Plans or otherwise and (ii) 1,217,647 restricted stock units of Parent Common Stock (“Parent Restricted Stock Units”) (including 626,931 time-vesting Parent Restricted Stock Units and 590,716 performance-vesting Parent Restricted Stock Units) were outstanding pursuant to the Parent Stock Plans or otherwise. All of the issued and outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock that may be issued pursuant to the Parent Stock Plans will be, when issued in accordance with the terms thereof, duly authorized and validly issued and are, or will be, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b)          Parent has and will keep available for issuance pursuant to the terms of this Agreement a number of shares of Parent Common Stock equal to the Aggregate Share Consideration, as may be adjusted pursuant to Section 3.2(f).

(c)          The authorized capital stock of Merger Sub consists of 1000 shares of common stock, par value, $0.001 per share. All such shares of Merger Sub  have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and are owned by Parent free and clear of any Liens.

(d)          Except pursuant to this Agreement and the Parent Stock Plans, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock, shares of common stock, par value, $0.001 per share, of Merger Sub  or any other equity securities of Parent or Merger Sub or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock, or such shares of Merger Sub. The shares of Parent Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid, nonassessable and free of preemptive rights.

5.16       Internal Controls.

(a)          None of the Parent, Merger Sub or their respective Subsidiaries' material records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent, Merger Sub and their respective Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is in all material respects sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b)          Except as would not reasonably be expected to have a Parent Material Adverse Effect, the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of Parent and Merger Sub are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the chief executive officer and chief financial officer of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports. Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of the board of directors of Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

5.17       Absence of Changes.

(a)          Since the Balance Sheet Date through the date of this Agreement, except for the transactions contemplated hereby, (i) the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business, and (B) Parent and its Subsidiaries has not taken any action that would, if taken after the date of this Agreement, constitute a breach of clauses (iv), (v) (other than this Agreement and the transaction contemplated hereby), or (vi) of Section 6.1(c) (or, with respect to the foregoing clauses, (x)).

(b)          Since the Balance Sheet Date, there has not been any effect, event, change, occurrence or circumstance that has had or reasonably would be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.18       Taxes.

(a)          Each of Parent and its Subsidiaries have timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required by Law to be filed by it, and all such filed Tax Returns are correct and complete in all material respects.

(b)          All material Taxes of Parent and its Subsidiaries that are due and payable have been timely paid, except for those Taxes being contested in good faith through appropriate proceedings for which provision has been made in accordance with GAAP on the financial statements contained in the Parent Reports.

(c)          All material Taxes required by Law to be withheld, collected or deposited by or with respect to Parent and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required by Law, have been paid to the relevant Governmental Body.

(d)          No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed in writing against Parent or any of its Subsidiaries which has not been fully paid or adequately reserved in the financial statements contained in the Parent Reports.

(e)          Neither Parent nor any of its Subsidiaries have executed any outstanding waiver to extend the applicable statute of limitation in respect of any material tax liabilities of Parent or any of its Subsidiaries.

(f)          (i) No audit or other administrative or court proceedings are outstanding with any Governmental Body with respect to material Taxes of Parent or any of its Subsidiaries, and no written notice thereof has been received and (ii) no written claim that could result in Parent or any of its Subsidiaries being liable for a material amount of Taxes which has not been resolved has been made within the last three (3) years by any Governmental Body in a jurisdiction where such Person does not file a Tax Return that such Person is or may be subject to taxation by that jurisdiction.

(g)          There are no material Tax Liens upon any of the assets or properties of Parent or any of its Subsidiaries (other than Permitted Liens).

(h)          Neither Parent nor any of its Subsidiaries (i) is or has been a member of any consolidated, combined or unitary Tax Return other than a group the common parent of which is Parent or (ii) has any material liability for Taxes of any Person arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor.

(i)          Neither Parent nor any of its Subsidiaries is a party to, is bound by or has any obligation under any material Tax sharing or Tax indemnity agreement (other than any commercial Contracts entered into in the ordinary course of business that do not relate primarily to Taxes).

(j)          Neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last two (2) calendar years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(k)          Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date, including as a result of any installment sale or other transaction entered into prior to the Closing, any accounting method change or closing agreement executed prior to the Closing, any prepaid amount received prior to the Closing, or any election under Section 108(i) of the Code.

(l)          Neither Parent nor any of its Subsidiaries has entered into any “listed transactions” as defined in Section 1.6011-4(b)(2) of the Treasury Regulations.

(m)          No material private letter rulings, technical advice memoranda or similar agreements or rulings in respect of any Tax have been entered or issued by a Governmental Body with respect to Parent or any of its Subsidiaries within the past three (3) years.

Notwithstanding anything to the contrary, (i) this Section 5.18 represents the sole and exclusive representations and warranties of Parent regarding Tax-related matters and (ii) nothing in this Agreement (including this Section 5.18) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax asset (including any loss or credit carryforward) of Parent or any of its Subsidiaries.

5.19       No Required Vote.    No vote or approval of any stockholder of Parent is required for the issuance by Parent of any Parent Common Stock pursuant to this Agreement, and no other vote of the holders of securities of Parent is required to approve this Agreement, the Merger and the other transactions contemplated hereby.

5.20       State Takeover Laws.    Provided that the representations and warranties of the Company in Sections 4.2(b) and 4.2(c) are true and correct, each of Parent and Merger Sub has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by the Company with its obligations hereunder and the accuracy of the representations and warranties made by the Company herein, no “business combination”, “moratorium”, “fair price”, “control share acquisition” or other state anti-takeover statute or regulation, nor any takeover-related provision in Parent’s certificate of incorporation or bylaws, would (a) prohibit or restrict Parent’s or such Merger Sub’s ability to perform their respective obligations under this Agreement, the Parent Registration Rights Agreement or the Certificate of Merger or their ability to consummate the transactions contemplated hereby and thereby, (b) have the effect of invalidating or voiding this Agreement, any related agreement, the Parent Registration Rights Agreement or the Certificate of Merger, or any provision hereof or thereof, or (c) subject the Company to any impediment or condition in connection with the exercise of any of its rights under this Agreement, any related agreement, the Parent Registration Rights Agreement or the Certificate of Merger.

5.21       Anti-Corruption; Sanctions.

(a)          Except as would not reasonably be expected to have a Parent Material Adverse Effect, none of Parent or, to the Knowledge of Parent, its directors, officers or employees, directly or indirectly, has, since January 1, 2012, taken any action that would result in a violation by such Person of the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff), The Bribery Act of 2010 of the United Kingdom, or any other applicable anti-corruption Law.

(b)          Since January 1, 2012, none of Parent, nor, to the Knowledge of Parent, any director, officer, or employee of Parent is, or is owned or controlled by a Person that is: (A) the subject of any Sanctions, or (B) located, organized or resident in a country or territory that is the subject of Sanctions (including Iran, North Korea, Sudan and Syria). Except as would not reasonably be expected to have a Parent Material Adverse Effect, none of Parent, any director, officer, or employee of Parent (i) has, since January 1, 2012, engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions and (ii) has, since January 1, 2012, failed to comply with and has been given notice of any violation of, and, to the Knowledge of Parent, is not under investigation with respect to and has not been threatened to be charged with any violation of, any applicable Sanctions or applicable export controls Law.

ARTICLE VI

COVENANTS

6.1         Conduct of the Business Pending the Closing.

(a)          During the Interim Period, except (i) as set forth on Schedule 6.1(b), (ii) as required by applicable Law, (iii) as otherwise expressly required by this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned) (provided, however, that Parent shall be deemed to have consented if Parent does not object in writing within ninety-six (96) hours after a written request for such consent is delivered to Parent by the Company), the Company shall, and shall cause its Subsidiaries to: (A) conduct its and their respective businesses in the ordinary course of business in all material respects and (B) use commercially reasonable efforts to (1) preserve intact in its and their present business organizations, (2) preserve in all material respects its and their present relationships with their customers and suppliers and (3) keep available the services of key personnel; provided, that the Company shall not be obligated to take any action that would not be permitted by Section 6.1(b) if the Company has not received the written consent of Parent to take such action.

(b)          During the Interim Period, except (i) as set forth on Schedule 6.1(b), (ii) as required by applicable Law, (iii) as otherwise expressly required by this Agreement (including Section 4.22 with respect to Pre-Closing Engagements) or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned) (provided, however, that Parent shall be deemed to have consented if Parent does not object in writing within ninety-six (96) hours after a written request for such consent is delivered to Parent by the Company), the Company shall not, and shall not permit its Subsidiaries to:

(i)          repurchase, redeem or otherwise acquire, or enter into any Contracts or commitments to repurchase, redeem or otherwise acquire, any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries (other than (A) in connection with the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the exercise, vesting or lapse of forfeiture condition of any Company Options or Company Restricted Stock or (B) repurchases from directors, employees or consultants in connection with the termination of their employment or service and prior to the Reference Time);

(ii)         issue or sell or otherwise dispose of any shares of capital stock or other securities of the Company or any of its Subsidiaries (except for any issuance of Company Common Stock made pursuant to the exercise or vesting of any Company Options that are outstanding on the date hereof in accordance with its terms) or grant options, warrants, calls or other rights to purchase or acquire shares of the capital stock or other securities of the Company or any of its Subsidiaries (except that the Company may grant equity-based awards under the Company Incentive Plan to any newly hired employee of the Company or any of its Subsidiaries under the Company Incentive Plan commensurate with his or her position with the Company or such Subsidiary in the ordinary course of business, which will be treated in accordance with Section 3.1 of this Agreement);

(iii)        split, combine, subdivide or reclassify any shares of its capital stock or other equity interests;

(iv)       authorize or pay any dividends or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (A) dividends and distributions made by the Company’s Subsidiaries to the Company or a wholly owned Subsidiary of the Company; and (B) (i) cash dividends or cash distributions paid or made by the Company at any time prior to the Closing and (ii) the payment of the Unpaid Dividend Amount or Unpaid Dividend Payments; provided, that any dividends, distributions or portion of the Unpaid Dividend Amount paid or made by the Company following the Reference Time and prior to the Closing shall be reflected in the Estimated Closing Statement as if made prior to the Reference Time;

(v)        adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than intra-company mergers or a dissolution of immaterial Subsidiaries, provided, that such mergers or dissolutions do not materially increase the Tax liabilities of the Company or its Subsidiaries);

(vi)       amend the Company Charter Documents or the certificate of incorporation or bylaws (or comparable organizational documents) of any of the Company’s Subsidiaries;

(vii)      except as required by any Company Benefit Plan in effect on the date of this Agreement, (A) increase in any material respect the level of compensation payable or to become payable to any Service Provider (except for annual merit, promotion-based or cost of living increases in salaries or wages for non-executive employees in the ordinary course of business), (B) grant any rights to severance, retention, change in control or termination pay to any Service Provider (except for grants under the terms of the Interactive Data Corporation Service Plan for U.S. employees in the ordinary course of business), (C) establish, enter into, adopt, materially amend or terminate any Company Benefit Plan or any plan, program, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof (other than to conduct its annual renewal and reenrollment of its health and welfare plans in the ordinary course of business), (D) hire, engage or promote any employee, consultant or individual independent contractor, other than with respect to any employee, consultant or individual independent contractor who has annual base compensation less than $250,000 in the ordinary course of business, (E) take any action to accelerate the vesting, lapsing of restrictions or payment in respect of any award or benefit provided pursuant to any Company Benefit Plan, (F) except as permitted under Section 6.1(b)(ii), grant any material new award to any Service Provider, under a Company Benefit Plan or otherwise, (G) fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, or (H) terminate the employment of any employee with annual base compensation of $250,000 or more, other than for cause or due to permanent disability;

(viii)     make any loan, advance or capital contribution to or investment in any Person (other than (A) loans, advances or capital contributions to or investments in a Subsidiary of the Company, (B) transactions in the ordinary course of business to provide financing to customers in connection with the sale of products and services by the Company or its Subsidiaries and (C) routine advances to employees for business expenses in the ordinary course of business);

(ix)        compromise or settle any Legal Proceeding that (A) requires payment to or by the Company or any of its Subsidiaries in excess of $2,500,000 individually or $5,000,000 in the aggregate or (B) imposes material restrictions on the business of the Company and its Subsidiaries, taken as a whole;

(x)         materially modify or amend, terminate or intentionally waive any material rights under any Material Contract (other than in the ordinary course of business) or enter into any new Contract that would be a Material Contract if entered into prior to the date hereof (in each case, other than in the ordinary course of business);

(xi)        enter into or modify any Contract with any Affiliate of the Company (other than a Subsidiary) (other than (A) any Contract entered into in the ordinary course of business on arms’-length terms or (B) as otherwise expressly permitted by Section 6.1(b)(vii));

(xii)       except to the extent required by Law, make or change any material Tax election, file any amendment to any material Tax Return, settle or compromise any material Tax liability, agree to any extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any closing agreement with respect to any material amount of Taxes, or take any action to surrender any right to claim a material Tax refund;

(xiii)      except as may be required by Law or GAAP, make any material change in the financial or tax accounting methods, principles or practices of the Company (or change an annual accounting period);

(xiv)      incur, redeem, prepay, defease, cancel, or, in any material respect, modify any Indebtedness, other than (A) Indebtedness incurred in the ordinary course of business of the type covered by clause (iv) of the definition thereof, (B) revolving Indebtedness incurred in the ordinary course of business pursuant to the Credit Agreement, (C) incurrence of Indebtedness that does not exceed $25,000,000 in the aggregate (it being understood that the terms of any such Indebtedness so incurred shall permit prepayment upon the Closing Date and shall permit (without triggering any additional rights of the lenders thereunder or additional obligations of the borrowers thereunder) the consummation of the transactions described herein), (D) letters of credit, bankers’ acceptances and similar facilities issued and maintained by the Company or its Subsidiaries in the ordinary course of business and reimbursement obligations in respect thereof (it being understood that the terms of any such Indebtedness so incurred shall permit prepayment upon the Closing Date and shall permit (without triggering any additional rights of the lenders thereunder or additional obligations of the borrowers thereunder) the consummation of the transactions described herein) or (E) prepayments of Indebtedness in the ordinary course of business;

(xv)       sell, lease, license, mortgage, or otherwise subject to any Lien (other than Permitted Liens) or dispose of any assets, properties or rights (whether tangible or intangible, including Intellectual Property) of the Company or any of its Subsidiaries with a value or purchase price in the aggregate for such properties, assets or rights in excess of $5,000,000, other than (A) sales, licenses and dispositions of inventory in the ordinary course of business, (B) pursuant to Contracts in force on the date of this Agreement, (C) dispositions of obsolete assets or immaterial or (D) transfers among the Company and its wholly owned Subsidiaries;

(xvi)      make any acquisitions of (including by merger, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or equity interests therein or any material assets thereof, other than for consideration not to exceed $2,500,000 individually or $5,000,000 in the aggregate;

(xvii)     fail to make commercially reasonable efforts to maintain any material Owned Intellectual Property; or

(xviii)    agree in writing, resolve by corporate action or otherwise make a binding commitment to take any of the foregoing actions prohibited by Section 6.1(b).

(c)           During the Interim Period, except (i) as set forth on Schedule 6.1(c), (ii) as required by applicable Law, (iii) as otherwise expressly required by this Agreement or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld) (provided, however, that the Company shall be deemed to have consented if the Company does not object in writing within ninety-six (96) hours after a written request for such consent is delivered to the Company by Parent), Parent and Merger Sub shall not, and shall cause their respective Subsidiaries not to:

(i)          amend the certificate of incorporation or bylaws of Parent;

(ii)         other than in the ordinary course of business and except for shares of Parent Common Stock to be issued or delivered pursuant to the Parent Stock Plans or exercise or settlement of equity-based awards granted pursuant to the Parent Stock Plans, issue or sell or otherwise dispose of any shares of capital stock or other securities of Parent or any of its Subsidiaries or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire share capital or any other ownership interest of Parent of any of its Subsidiaries or grant options, warrants, calls or other rights to purchase shares of the capital stock or other securities of Parent or any of its Subsidiaries;

(iii)        split, combine, subdivide or reclassify any shares of its capital stock or other equity interests;

(iv)        (A) authorize or pay any dividends or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, stock or other securities of Parent or its Subsidiaries) or otherwise make any payments to stockholders of the Parent in their capacity as such (other than Parent’s regular quarterly dividend not to exceed $0.75 per share per quarter) or (B) redeem, repurchase, acquire or otherwise commence an issuer tender offer or exchange offer for any outstanding shares of capital stock or other equity interests of Parent;

(v)         adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries;

(vi)        acquire, sell or dispose of, or agree to acquire, sell or dispose of, any Person or any equity interests thereof or other business organization or division thereof (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of share capital, tender offer or exchange offer or similar transaction) that would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of the Merger, in connection with, or in compliance with, the HSR Act and other Competition Laws, (B) materially delay or materially adversely affect Parent’s ability to obtain debt financing for the transactions contemplated in this Agreement or any alternative to such financing (including adversely affecting Parent’s ability to satisfy the conditions to such financing or any alternative to such financing) on the date on which the Closing would otherwise occur in accordance with Section 2.2, or (C) otherwise delay, prevent or impede the consummation of the Merger and the other transactions contemplated hereby;

(vii)      except as may be required by Law or GAAP, make any material change in the financial or tax accounting methods, principles or practices of Parent (or change an annual accounting period);

(viii)      take any action that is reasonably likely to (x) prevent, delay or impede in any material respect Parent’s or Merger Sub’s ability to obtain debt financing for the transactions contemplated in this Agreement (including adversely affecting Parent’s or Merger Sub’s ability to satisfy the conditions to such financing) on the date on which the Closing would otherwise occur in accordance with Section 2.2 or (y) otherwise prevent, delay or impede in any material respect the consummation of such financing on the date on which Closing would otherwise occur in accordance with Section 2.2;

(ix)         take any action that is reasonably likely to prevent, delay or impede the consummation of the Merger or the other transactions contemplated by this Agreement; or

(x)         enter into any Contract, resolve by corporate action, commitment or arrangement to do any of the foregoing.

(d)          Parent and Merger Sub acknowledge and agree that: (i) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time and (ii) prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations. The failure of the Company or any of its Subsidiaries to take any actions prohibits by this Section 6.1 shall not be a breach of this Agreement.

(e)          Merger Sub agrees that, during the Interim Period, it shall not, directly or indirectly, engage in any business activities or incur any liabilities or obligations other than solely in connection with the Merger or as expressly contemplated by this Agreement.

6.2         Access to Information.    During the Interim Period and subject to applicable Laws and Section 6.3, Parent shall be entitled, through itself and its Representatives, to have such access to the properties, businesses and operations of the Company and its Subsidiaries and such examination of the books and records, contracts, data, files and information of the Company and its Subsidiaries as it reasonably requests upon reasonable advance written notice in connection with Parent’s efforts to consummate the transactions contemplated by this Agreement. Any such access and examination shall be conducted during regular business hours and under reasonable circumstances and shall be subject to restrictions under applicable Law. The Company shall use commercially reasonable efforts to cause its Representatives, and the Representatives of its Subsidiaries, to reasonably cooperate with Parent and Parent’s Representatives in connection with such access and examination, and Parent and its Representatives shall reasonably cooperate with the Company and its Subsidiaries and their respective Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, (a) no such access or examination shall be permitted to the extent that (i) it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, or (ii) such access or examination would jeopardize the attorney-client privilege or contravene any Law or Contract and (b) the Company may elect to limit, or cause any of its Subsidiaries to limit, disclosure of any information to certain Persons designated, at the request of the Company, as a “clean team” by Parent (which Persons must be reasonably acceptable to the Company). Notwithstanding anything to the contrary contained herein, during the Interim Period, (x) without the prior written consent of the Company, Parent and Merger Sub shall not, and shall cause their Representatives and Affiliates not to, contact any suppliers, customers, independent contractors, landlords, lessors, banks, or any other Person whom the Company or any of its Subsidiaries have or have had a business relationship, other than in the ordinary course of business of Parent or any of its Affiliates with respect to matters not involving the Company or its Subsidiaries, this Agreement or the transactions contemplated hereby; provided, that the Company shall have the right to have one or more Representatives present during any such contact in the event that it consents to such contact, and (y) neither Parent nor Merger Sub shall have any right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company (which consent may be withheld for any or no reason). Parent shall indemnify, defend and hold harmless the Company and its Subsidiaries from and against all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties that may be incurred by any of them arising out of or related to the use, storage or handling of (A) any personally identifiable information relating to employees, providers or customers of the Company or its Subsidiaries and (B) any other information that is protected by applicable Law (including privacy Laws) or Contract to which Parent or its Representatives are afforded access pursuant to the terms of this Agreement. The Company does not make any representation or warranty as to the accuracy of any information provided (if any) pursuant to this Section 6.2, and neither Parent nor Merger Sub may rely on the accuracy of any such information, in each case other than as expressly set forth in the Company’s representations and warranties contained in ARTICLE IV; provided, that no investigation pursuant to this Section 6.2 by Parent, Merger Sub or their Representatives shall be deemed to modify any of the Company’s representations and warranties contained in ARTICLE IV. Each of Parent and Merger Sub agrees that, prior to the Closing, it will not, and will cause its Representatives and Affiliates not to, use any information obtained pursuant to this Section 6.2 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement.

6.3         Confidentiality. Parent and Merger Sub acknowledge and agree that the information provided to them in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality agreement between the Company and Parent dated as of July 23, 2015 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.

6.4         Consents. Each of Parent, Merger Sub and the Company shall use (and the Company shall cause its Subsidiaries to use) their respective commercially reasonable efforts to obtain all consents and approvals required as a result of this Agreement or the transactions contemplated by this Agreement as set forth on Schedule 6.4; provided, however, that (a) no party shall be obligated to, and the Company shall not be obligated to cause its Subsidiaries to, pay any fees, costs, or other consideration (other than immaterial administrative costs) to any third party from whom any such consent or approval is requested under any Contract and (b) the prior written consent of Parent shall be required with respect to any amendment or modification to any Contract for the purposes of obtaining any such consent or approval that (i) would give rise to rights or obligations of any Person at or following the Closing or (ii) would result in terms and conditions under any such Contract that are, at or following the Closing, less favorable to Parent or the Surviving Corporation and its Subsidiaries than are in effect as of the date hereof; provided, further, that each of the parties acknowledges and agrees that obtaining any such consent or approval shall not be a condition of Closing.

6.5         Further Assurances; Regulatory Approvals.

(a)          Subject to Section 6.4, without limiting any other covenant in this Agreement (including the obligations of Parent and Merger Sub set forth in this Section 6.5), each of the Company, on the one hand, and Parent and Merger Sub, on the other, agrees to use its respective reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, as promptly as reasonably practicable, all things necessary, proper and advisable under applicable Laws to (i) consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. Subject to appropriate confidentiality protections, each of the Company, on the one hand, and Parent and Merger Sub, on the other, shall furnish to the other such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b)          Each of the Company, on the one hand, and Parent and Merger Sub, on the other, shall cooperate with one another and use their reasonable best efforts to (i) prepare all necessary documentation (including furnishing all information required under the Competition Laws) to effect promptly all necessary filings with any Governmental Body and (ii) obtain all consents, waivers and approvals of any Governmental Body necessary to consummate the transactions contemplated by this Agreement. Each of the Company, on the one hand, and Parent and Merger Sub, on the other, shall (1) allow the other party to review in advance and to the extent practicable, consult with one another on and consider in good faith the views of the other with respect to any written communication or submission to any Governmental Antitrust Entity relating to any inquiry, investigation or proceeding involving the transaction/information relating to that party that is to be submitted to any Governmental Antitrust Entity in connection with any inquiry, investigation or proceeding relating to the transactions contemplated by this Agreement, (2) provide to the other copies of all correspondence between it (or its advisors) and any Governmental Antitrust Entity or other Governmental Body relating to the transactions contemplated by this Agreement or any of the matters described in this Section 6.5 and (3) promptly inform the other of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. Neither the Company, on the one hand, nor Parent and Merger Sub, on the other, shall independently participate in any meeting or conference call with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other prior notice of the meeting and, to the extent not prohibited by such Governmental Body, the opportunity to attend or participate. To the extent permissible under applicable Law, each of the Company, on the one hand, and Parent and Merger Sub, on the other, will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Competition Laws; provided, however, that Parent shall control and lead all communications and strategy in connection with any Competition Law. The parties may, as they deem advisable, designate any competitively sensitive materials provided to the other under this Section 6.5(b) or any other Section of this Agreement as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c)          Without limiting the generality of the undertakings pursuant to this Section 6.5, each of the Company, on the one hand, and Parent and Merger Sub, on the other, shall provide or cause to be provided (including by their “ultimate parent entities” as that term is defined in the HSR Act) as promptly as practicable to any Governmental Antitrust Entity information and documents requested by such Governmental Antitrust Entity or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including (i) filing any notification and report form and related material required under the HSR Act no later than five (5) Business Days after the date hereof, (ii) filing any notification and report form and related material required under any other Competition Law regarding preacquisition notifications for the purpose of competition reviews as promptly as possible and thereafter to promptly respond to any request for additional information or documentary material that may be made under the HSR Act and any similar Law regarding preacquisition notifications for the purpose of competition reviews. Parent and Merger Sub shall not, “pull-and-refile” any filing made under the HSR Act or take any similar action with respect to any filing made with any Governmental Antitrust Entity, in each case without the prior written consent of the Company; provided, however, that Parent shall otherwise control all timing decisions subject to its obligations in this Section 6.5, and (iii) filing any notification and report form or related material required in connection with obtaining the regulatory approvals (other than any approvals under Competition Law) set forth in Schedule 7.1(e) no later than five (5) Business Days from the date hereof. Parent shall cause (and shall cause its “ultimate parent entity” as that term is defined in the HSR Act to cause) the filings under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. Parent shall be responsible for all filing fees under the HSR Act and under any other Competition Laws or any such other Laws or regulations applicable to Parent, as well as all reasonable fees and expenses of the Company and its Affiliates in responding to any requests for additional information.

(d)          If any objections are asserted with respect to the transactions contemplated hereby under any Competition Law or if any Legal Proceeding is instituted by any Governmental Antitrust Entity or any private party challenging any of the transactions contemplated hereby as violative of any Competition Law, each of Parent and the Company shall, at the sole cost and expense of Parent, use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), or (ii) take such action as necessary to overturn any regulatory action by any Governmental Antitrust Entity to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), including by defending any Legal Proceeding brought by any Governmental Antitrust Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Antitrust Entity or private party may have to such transactions under such Competition Law so as to permit consummation of the transactions contemplated by this Agreement.

(e)          Notwithstanding the foregoing, Parent shall, and shall cause its Affiliates to, take all actions necessary to avoid or eliminate each and every impediment under any Competition Law so as to enable the consummation of the transactions contemplated hereby, including the Merger, to occur as soon as reasonably possible (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of the Company, Parent or their respective Affiliates, (ii) terminating existing relationships, contractual rights or obligations of the Company, Parent or their respective Affiliates, (iii) terminating any venture or other arrangement of the Company, Parent or their respective Affiliates and (iv) otherwise taking or committing to take actions that after the Closing Date would limit the Company’s, Parent’s or their respective Affiliates’ freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines or assets of the Company, Parent or their respective Affiliates, in each case as may be required in order to enable the consummation of the Merger and other transactions contemplated hereby, to occur as promptly as possible (and in any event no later than the Outside Date) and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the transactions contemplated hereby, including the Merger, and in that regard the Company and Parent shall, and shall cause their respective Affiliates to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to the Company’s, Parent’s or their respective Affiliates’ ability to retain, any of the businesses, product lines or assets of the Company, Parent or their respective Affiliates. Parent shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if such actions would reasonably be expected to (i) impose any delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, order, declarations or approvals of any Governmental Body necessary to consummate the transactions contemplated hereby, or the expiration or termination of any waiting period applicable thereto, (ii) significantly increase the risk of any Governmental Body entering an order prohibiting the consummation of the transactions contemplated hereby or, (iii) delay the consummation of the transactions contemplated hereby.

(f)          From the date of this Agreement through the date (i) of termination of the required waiting periods under the HSR Act and all applicable Competition Laws, (ii) all approvals under applicable Competition Laws are obtained and (iii) the consents required pursuant to Section 6.5(b) are obtained, none of Parent, Merger Sub and any of their Affiliates, on the one hand, or the Company, on the other, shall take any action that could reasonably be expected to hinder or delay, as applicable, the obtaining of clearance or the expiration of the required waiting periods under the HSR Act and obtaining the approvals required under other such applicable Competition Laws, or the obtaining of the consents required pursuant to Section 6.5(b).

6.6         Indemnification, Exculpation and Insurance.

(a)          For six (6) years from and after the Closing, Parent shall cause the Surviving Corporation and its Subsidiaries to, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the individuals who at or prior to the Closing were directors or officers of the Company or any of its Subsidiaries (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or any of its Subsidiaries at any time at or prior to the Closing. Parent agrees that all rights of the Indemnitees to advancement of expenses, indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing as provided in the Company Charter Documents or the respective certificate of incorporation or bylaws (or comparable organizational documents) of any of the Company’s Subsidiaries as now in effect, and any indemnification agreements of the Company or any of its Subsidiaries shall survive the Closing and shall continue in full force and effect in accordance with their terms for a period of six (6) years following the Closing. Such rights shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnitees, unless such amendment, repealing or modification is required by Law or approved by such Indemnitees. In addition, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, as the case may be, to, advance, pay or reimburse any expenses of any Indemnitee under this Section 6.6 as incurred to the fullest extent permitted under applicable Law; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)          For six (6) years from and after the Closing, Parent shall cause the certificate of incorporation and bylaws or comparable organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions no less favorable to the Indemnitees with respect to advancement of expenses, indemnification and exculpation from liabilities than are set forth as of the date of this Agreement in the Company Charter Documents or the certificate of incorporation and bylaws or comparable organizational documents of each Subsidiary of the Surviving Corporation, which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

(c)          The Surviving Corporation shall cooperate, and shall use reasonable best efforts cause their respective Affiliates to cooperate, in the defense of any action, cause of action, claim, cross-claim or third-party claim or Legal Proceeding of any kind that is subject to advancement of expenses, indemnification and exculpation from liabilities, and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(d)          From and after the Effective Time, the Surviving Corporation shall, and shall cause its Subsidiaries to, provide or maintain in effect for six (6) years, through the purchase of “run-off” coverage or otherwise, directors’ and officers’ and corporate liability insurance covering those individuals who are covered by the directors’ and officers’ and corporate liability insurance policy or policies provided for directors and officers of the Company and its Subsidiaries as of the date hereof (the “Existing Policy”) on terms comparable in all respects to the Existing Policy and such coverage shall contain minimum aggregate limits of liability for directors’ and officers’ and corporate liability insurance coverage for directors and officers of the Company and its Subsidiaries with the amount of coverage at least equal to that of the Existing Policy and deductibles no larger than the Existing Policy; provided, however, that if such “run-off” or other coverage is not available at a cost not greater than three hundred percent (300%) of the annual premiums paid as of the date hereof under the Existing Policies (the “Insurance Cap”) (which premiums are, as of the date hereof, set forth in Schedule 6.6(d)), then the Surviving Corporation and its Subsidiaries shall be required to obtain as much coverage as is possible under substantially similar policies for such annual premiums as do not exceed the Insurance Cap. For the avoidance of doubt, any policies purchased pursuant to this Section 6.6(d) shall be paid for by Parent or the Surviving Corporation.

(e)          The provisions of this Section 6.6: (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

(f)          In the event that the Surviving Corporation or any of their respective successors or assigns (i) consolidates, restructures, recapitalizes, merges with or into any other Person or otherwise reorganizes and is not the continuing or surviving corporation or entity of such consolidation, restructuring, recapitalization, merger or other restructuring; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made by Parent and the Surviving Corporation so that the successors and assigns of the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 6.6.

(g)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of its Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 6.6 is not prior to or in substitution for any such claims under such policies.

(h)          Notwithstanding anything to the contrary in this Section 6.6, Parent agrees that any indemnification, advancement of expenses or insurance available to any Indemnitee who at or prior to the Closing was a director of the Company or any of its Subsidiaries by virtue of such Indemnitee’s service as a partner, member or employee of any investment fund or management entity affiliated with or managed by a Sponsor at or prior to the Closing (any such Indemnitee, a “Sponsor Director”) shall be secondary to the indemnification, advancement of expenses and insurance to be provided by Parent, the Surviving Corporation and its Subsidiaries pursuant to this Section 6.6 and that the Surviving Corporation and its Subsidiaries (i) shall be the primary indemnitors of first resort for Sponsor Directors pursuant to this Section 6.6, (ii) shall be fully responsible for the advancement of expenses, indemnification and exculpation from liabilities with respect to Sponsor Directors that are addressed by this Section 6.6 and (iii) shall not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification or insurance available to any Sponsor Director with respect to any matter addressed by this Section 6.6.

(i)          The obligations of the Surviving Corporation under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 6.6 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 6.6 applies shall be third party beneficiaries of this Section 6.6).

6.7         Preservation of Records.    From and after the Closing, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, preserve and keep the records held by them relating to the respective businesses of the Company and its Subsidiaries for a period of ten (10) years from the Closing Date (or longer if required by applicable Law or Contract) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to the Equityholders’ Representative, any Company Stockholder and any of their respective Affiliates or Representatives as may be reasonably required by such Person in connection with any insurance claims by, Legal Proceedings or Tax audits against, governmental investigations of, compliance with Law by, or the preparation of financial statements of, the Equityholders’ Representative, any Company Stockholder or any of their respective Affiliates, or otherwise in connection with any other matter relating to or resulting from this Agreement; provided, that any Company Stockholder who requests access to Confidential Information or any personnel of Parent or any of its Subsidiaries (including the Surviving Corporation or its Subsidiaries) shall receive access to such information or personnel only after entering into a reasonable and customary confidentiality agreement with the Surviving Corporation or Parent.

6.8         No Publicity.

(a)          Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, shall issue any press release or public announcement or public comment concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of Parent or either the Company (prior to the Closing) or the Equityholders’ Representative (at and after the Closing), respectively (which approval will not be unreasonably withheld, delayed or conditioned), unless and only to the extent, in the judgment of such Person upon the advice of its outside counsel, disclosure is required by applicable Law (including the periodic reporting requirements under the Exchange Act) or under the rules of any securities exchange on which the securities of such Person are listed; provided, that to the extent disclosure is so required by applicable Law, the party intending to make such release, announcement or comment shall use its commercially reasonable efforts consistent with applicable Law to consult with the other parties with respect to the text thereof in advance of such release, announcement or comment.

(b)          Each of the Company, Parent and Merger Sub agrees that this Agreement (including the Exhibits and Schedules hereto) and the terms and conditions set forth herein shall be kept strictly confidential and shall not be disclosed or otherwise made available to any other Person and that copies of this Agreement (including the Exhibits and Schedules hereto) shall not be publicly filed or otherwise made available to the public, except in each case (i) by the Company as required by the Indentures, the Credit Agreement or any Contract to which the Company or its Subsidiaries is bound, (ii) where such disclosure, availability or filing, upon the advice of outside counsel, is required by applicable Law and only to the extent required by such Law or under the rules of any securities exchange on which the securities of Parent or the Company are listed, (iii) in connection with any Legal Proceeding by a party to this Agreement against one or more parties hereto, (iv) customary disclosure by a Sponsor or their respective Affiliates in connection with ordinary course business operations, including fund raising, marketing, borrowing or reporting obligations, or to their respective Affiliates who are subject to customary confidentiality obligations or (v) as otherwise agreed in writing by each of Parent or either the Company (prior to the Closing) or the Equityholders’ Representative (at and after the Closing), respectively. In the event that such disclosure, availability or filing is required by applicable Law, each of Parent, Merger Sub and the Company agrees to use its commercially reasonable efforts to obtain “confidential treatment” or similar treatment of this Agreement (including the Exhibits and Schedules hereto) and to redact such terms of this Agreement (including the Exhibits and Schedules hereto) as either the Company (prior to the Closing) or the Equityholders’ Representatives (at and after the Closing), in the case of Parent and Merger Sub, or Parent, in the case of the Company, shall reasonably request.

6.9         Employment and Employee Benefits.

(a)          Parent covenants and agrees to cause the Surviving Corporation and its Subsidiaries to provide to each employee of the Company or its Subsidiaries who continues to be employed by the Surviving Corporation and its Affiliates immediately following to the Closing (collectively, the “Continuing Employees”) (i) for a period of one (1) year following the Closing Date, annual base salary and base wages, and cash target incentive compensation opportunities (for the avoidance of doubt, excluding equity incentives), in each case, that are no less favorable than such annual base salary and base wages, and cash target incentive compensation opportunities (for the avoidance of doubt, excluding equity incentives) provided to the Continuing Employees immediately prior to the Closing, (ii) for a period of one (1) year following the Closing Date, severance compensation and benefits to any Continuing Employee at levels that are no less favorable than the levels of such severance compensation and benefits as in effect under the Company Benefit Plans immediately prior to the Closing and (iii) for the period commencing on the Closing Date and ending on December 31, 2016, defined contribution and health and welfare benefits that are no less favorable, in the aggregate, than those provided to Continuing Employees under the Company Benefit Plans immediately prior to the Closing

(b)          For purposes of eligibility, vesting and level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan, retiree medical program or any grandfathered or frozen plan) under the benefit and compensation plans, programs, agreements and arrangements of Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees are eligible to participate following the Closing (the “Parent Plans”), Parent and the Surviving Corporation shall credit each Continuing Employee with his or her years of service with the Company, its Subsidiaries and any predecessor or other entities, to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Company Benefit Plan; provided, however, that no such service shall be credited to the extent that it would result in a duplication of benefits with respect to the same period of service. In addition, Parent, the Surviving Corporation or any of their respective Subsidiaries will cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Plans, (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Parent Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Benefit Plans in which such Continuing Employee participated immediately prior to the Closing, and (iii) for the plan year in which the Closing occurs, the crediting of each Continuing Employee with any co-payments, deductibles and out-of-pocket expenses paid prior to the Effective Time in satisfying any applicable copayments, deductibles or out-of-pocket requirements under any Parent Plan.

(c)          Immediately prior to the Effective Time, if requested by Parent in writing at least fourteen (14) Business Days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company’s 401(k) Plan to be terminated, contingent on the occurrence of the Effective Time and effective not later than the Business Day immediately preceding the Business Day on which the Effective Time occurs. In the event that Parent requests that the Company’s 401(k) Plan be terminated, the Company shall provide Parent, at least three (3) Business Days prior to the Effective Time, with resolutions of the Company’s board of directors or compensation committee, or other evidence, that the Company’s 401(k) Plan will be terminated as set forth above.

(d)          Prior to making any broad-based written or oral communications to the general employee population of the Company or any of its Subsidiaries pertaining to compensation or benefits matters that are affected by the transactions contemplated by this Agreement, the Company shall consult with Parent regarding the content of the intended communication.

(e)          The parties hereto acknowledge and agree that all provisions contained in this Section 6.9 are included for the sole benefit of the respective parties hereto and shall not create any (i) third party beneficiary right in any other person, including without limitation, any Service Providers and any participant or any beneficiary thereof in any Company Benefit Plan or Parent Plan or (ii) right to continued employment with the Company, any of its Subsidiaries, Parent or the Surviving Corporation. In no event shall the terms of this Agreement be deemed to (A) establish, amend, or modify any Company Benefit Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Corporation, the Company or any of their Subsidiaries or Affiliates, or (B) limit the Company or Parent’s right to amend, restate, replace, supplement or otherwise modify or terminate any Company Benefit Plan or Parent Plan or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.

6.10       Exclusivity; Alternative Transactions.

(a)          The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives and Affiliates to, (i) promptly cease and cause to be terminated any existing activities, including discussions or negotiations with any Person (other than Parent, Merger Sub and their Representatives and Affiliates) conducted prior to the date hereof, with respect to any Acquisition Proposal (other than the transactions contemplated by this Agreement) and (ii) withdraw the Company’s Registration Statement and cease to take any material actions in furtherance of a public offering of capital stock of the Company.

(b)          During the Interim Period, the Company agrees that it shall not, and it shall cause its Subsidiaries and shall use its reasonable best efforts to cause its Representatives and Affiliates not to, directly or indirectly, (i) solicit, initiate, or knowingly facilitate the submission of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes any Acquisition Proposal (except to provide notice of the existence of these provisions) or (iii) enter into any agreement with respect to any Acquisition Proposal; provided, that this Section 6.10(b) shall not apply to the Company, its Subsidiaries or its Representatives and Affiliates in connection with communications to Company Stockholders or Company Optionholders related to the transactions contemplated by this Agreement so long as such communications are not in respect of an acquisition proposal form a Person other than Parent or Merger Sub.

6.11       Equityholder and Management Arrangements.    Except to the extent expressly authorized in writing by the Company, during the Interim Period, none of Parent, Merger Sub or any of their respective Affiliates shall enter into any Contract, and none of Parent, Merger Sub or any of their respective Affiliates shall make or enter into any formal or informal commitments, undertakings, arrangements, or other understandings (whether or not binding), with any Affiliate of the Company or any of its Subsidiaries relating to this Agreement, or any of the transactions contemplated hereby, or to the Surviving Corporation or any of its Subsidiaries businesses or operations (including as to continuing employment) from and after the Closing

6.12       Closing Agreements.

(a)          At the Closing, each of Parent, the Company and the Equityholders’ Representative shall duly execute and deliver to the other, and cause the Escrow Agent to duly execute and deliver to Parent, the Company and the Equityholders’ Representative, the Escrow Agreement.

(b)          At the Closing, each of Parent and the Company shall duly execute and deliver to the other, and cause the Paying Agent to duly execute and deliver to Parent and the Company, the Paying Agent Agreement.

(c)          At the Closing, the Company shall deliver to Parent the resignation letters of all of the Company’s directors in office immediately prior to the Effective Time, to be effective at the Effective Time.

6.13       FIRPTA Certificate. The Company shall deliver to Parent at Closing a certificate in substantially the form attached hereto as Exhibit C, duly executed and acknowledged, certifying any facts that would exempt the transactions contemplated hereby from withholding pursuant to Section 1445 of the Code and the Treasury Regulations thereunder.

6.14       Company Stockholder Approval.    Promptly (and in any event within two (2) hours) following the execution of this Agreement, the Company shall deliver to Parent (which, notwithstanding Section 10.6, may be a version in .pdf format delivered via e-mail to the email addresses of Parent set forth in Section 10.6) a copy of the executed action by written consent of certain of the Company Stockholders evidencing the Company Stockholder Approval (the “Written Stockholder Consent”). To the extent required by the DGCL, the Company shall promptly (and, in any event, within fifteen (15) Business Days of the date of the Written Stockholder Consent) deliver to any Company Stockholder who has not executed the Written Stockholder Consent (1) a notice of the taking of the actions described in the Written Stockholder Consent in accordance with Section 228 of the DGCL and (2) subject to the provisions in the Shareholders Agreement, the notice in accordance with Section 262.

6.15       Shareholders Arrangements.    On or prior to the Effective Time, the Company shall, and shall cause the other necessary parties to, take such actions required to terminate each of the Shareholders Agreement, the Registration Rights Agreement and (subject to payment of the Management Agreement Payments at or prior to the Closing) the Management Agreement, in each case in its entirety (subject to the following proviso) as of the Effective Time; provided, that (x) the termination of the Management Agreement will not affect the obligations of the Company to pay the Management Agreement Payments and (y) the provisions of Sections 6, 9 and 10 of the Management Agreement will survive termination of the Management Agreement.

6.16       Certain Indebtedness.

(a)          Parent and Merger Sub shall, at Parent’s expense, prepare all necessary and appropriate documentation in connection with the redemption of the outstanding Notes, including, without limitation, (i) notices of redemption for all of the outstanding Notes pursuant to Sections 3.03 and 3.07 of each of the 2012 Indenture and the 2014 Indenture, respectively, and (ii) all other documents as may be reasonably necessary or appropriate to issue as of the Closing the irrevocable redemption notices for the Notes referred to in clause (i) above (collectively, the “Redemption Documents”). The parties hereto shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of any Redemption Documents. The Redemption Documents shall be subject to the prior review of, and comment by, the Company and its legal counsel, and shall be reasonably acceptable to them.

(b)          Provided that Parent shall have provided the Company with the Redemption Documents, the Company shall, at Parent’s expense, use its commercially reasonable efforts to (i) take any actions reasonably necessary or appropriate to be taken by it to issue at the Closing the irrevocable redemption notices for the Notes referred to in Section 6.16(a)(i) above and (ii) cause the Trustee to agree to proceed with the redemption of the Notes on notice of at least thirty (30) days, but not more than sixty (60) days, before the applicable redemption date and, in any event, to take any such action as is reasonably necessary to cause the Trustee to mail the notices of redemption to the holders of the applicable Notes on the Closing Date.

(c)          On or prior to the third (3rd) Business Day prior to the Closing Date, the Company shall deliver to Parent copies of customary payoff letters from the administrative agent under the Credit Agreement evidencing the payoff of existing Indebtedness of the Company and its Subsidiaries under the Credit Agreement on the Closing Date.

6.17       Section 280G.    Prior to the Closing, the Company will use its reasonable best efforts to obtain approval of the Company Stockholders, in accordance with Section 280G(b)(5)(B) of the Code, of the right of any “disqualified individual” to receive or retain any and all payments or benefits that could, in the absence of such Company Stockholder approval, constitute “excess parachute payments” within the meaning of Section 280G of the Code. Prior to seeking such approvals, the Company will use its reasonable best efforts to obtain waivers from the intended recipients of such payments or benefits which waivers shall provide that unless such payments or benefits are approved by the Company Stockholders in accordance with Section 280G(b)(5)(B) of the Code, such payments or benefits shall be forfeited by the disqualified individual. The Company shall reasonably coordinate in advance with Parent with respect to the documentation and procedures relating to the foregoing waivers and approval, and to reasonably consider in good faith any comments reasonably proposed by Parent to such documentation and procedures. To the extent any disqualified individual fails to waive any parachute payments or the parachute payments are not approved pursuant to a valid vote conducted in accordance with Section 280G(b)(5)(B) of the Code, then the value of any otherwise available U.S. federal Tax deduction associated with parachute payments made by Parent, the Surviving Corporation or any of their affiliates on or following the Closing Date and lost pursuant to Section 280G of the Code shall be treated as a Transaction Cost.

6.18       No Parent Stockholder Approval.    Parent shall not take any action which would cause the vote of the holders of any class or series of capital stock or other equity interests of Parent to be necessary to adopt this Agreement or to consummate any of the transaction contemplated by this Agreement, including the issuance of the shares of Parent Common Stock to be issued in the Mergers.

6.19       Section 16 Matters.    Prior to the Effective Time, Parent shall take, and shall cause its board of directors, or an appropriate committee composed solely of two or more “non-employee directors” (as defined in Rule 16b-3 under the Exchange Act) to take, all such steps as may be required or as may be requested by the Company to cause acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) or any other securities of Parent resulting from the transactions contemplated by this Agreement by each director, officer or other Person who will become subject to the reporting requirements of Section 16(a) of the Exchange Act (including those Persons who may be deemed to be “directors by deputization”) with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.20       Other Cooperation.    Parent shall be entitled to fully participate, at its own expense and with its own counsel, with the Company in seeking any relief described in Schedule 6.20, and the Company shall cooperate with Parent in good faith in order to allow Parent to fully participate. Without limiting the generality of the preceding sentence, (i) the Company shall permit Parent to participate in any communication with the Internal Revenue Service or other Tax authority in connection with such relief; (ii) the Company shall provide Parent with advance notice of all material steps taken in connection with seeking such relief and with advance copies of any amendments to any relevant Tax Returns, forms or other agreements or arrangements with the Internal Revenue Service or other Tax authority and shall consider in good faith any comments from Parent; and (iii) the Company shall not file any such Tax Return or form or enter into such agreement or arrangement without Parent’s consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.21       Listing.    Parent shall promptly prepare and submit to the New York Stock Exchange a listing application covering the shares of Parent Common Stock issuable in the Merger, and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance, and the Company shall cooperate with Parent with respect to such listing.

6.22       Discussions Regarding a Possible Tax-Free Reorganization.    Parent, Merger Sub, and the Company agree that, upon the request of the Company after the date hereof, they will discuss in good faith alternatives to amend the Agreement to restructure the Merger as a reorganization within the meaning of Section 368 of the Internal Revenue Code, it being understood that Parent and Merger Sub may in their sole discretion, for any reason, determine not to pursue any such alternative.

ARTICLE VII

CONDITIONS TO CLOSING

7.1         Conditions Precedent to Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to consummate the Merger are subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any or all of which may be waived by Parent, in whole or in part, to the extent permitted by applicable Law):

(a)          (i) (A) the representations and warranties of the Company set forth in ARTICLE IV (other than (x) Sections 4.2, 4.4(a), and 4.8(b) and (y) those other representations and warranties that address matters as of a specified date) shall be true and correct as of the Closing as though then made at and as of the Closing (without giving effect to materiality, Material Adverse Effect, or similar phrases in the representations and warranties), and (B) the representations and warranties of the Company set forth in ARTICLE IV that address matters as of a specified date (other than Sections 4.2, 4.4(a), and 4.8(b)) shall be true and correct as of such specified date (without giving effect to materiality, Material Adverse Effect, or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (A) and (B) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (ii) the representations and warranties set forth in Sections 4.2 and 4.4(a) shall be true and correct in all material respects as of the Closing as though made at and as of the Closing (except for (a) with respect to Section 4.4(a), revisions set forth on the Estimated Closing Statement and included in the determination of the Per Share Portion and (b) representations and warranties set forth in Sections 4.2 and 4.4(a) which address matters only as of a specified date, which representations and warranties shall continue as of the Closing to be true and correct as of such specified date in all material respects and (iii) the representations and warranties set forth in Section 4.8(b) shall be true and correct in all respects as of the Closing;

(b)          the Company shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing;

(c)          Parent shall have received a certificate signed by an officer of the Company, dated the Closing Date, to the effect that the conditions specified in Section 7.1(a) and 7.1(b) are satisfied;

(d)          no Governmental Body having competent jurisdiction over the Company, Parent or Merger Sub shall have enacted, issued, promulgated, enforced or entered any Law then in effect or issued an Order, in each case, prohibiting consummation of the Merger on the terms contemplated by this Agreement; provided, that any Law or Order with respect to Competition Laws other than those set forth on Schedule 7.1(e) shall be disregarded for purposes of this Section 7.1(d);

(e)          the waiting period or required approval applicable to the transactions contemplated by this Agreement under the HSR Act and the other applicable Competition Laws and other regulatory approvals set forth on Schedule 7.1(e) shall have expired (or early termination shall have been granted) or been received; and

(f)          Parent shall have received a copy of the Written Stockholder Consent.

7.2         Conditions Precedent to Obligations of the Company.    The obligations of the Company to consummate the Merger are subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any or all of which may be waived by the Company, in whole or in part, to the extent permitted by applicable Law):

(a)          (i)(A) the representations and warranties of Parent and Merger Sub set forth in ARTICLE V (other than (x) Sections 5.2, 5.15(a) and 5.17(b) and (y) those other representations and warranties that address matters as of a specified date) shall be true and correct as of the Closing as though then made at and as of the Closing (without giving effect to materiality, Parent Material Adverse Effect or similar phrases in the representations and warranties) and (B) the representations and warranties of Parent and Merger Sub set forth in ARTICLE V that address matters as of a specified date (other than Sections 5.2, 5.15(a) and 5.17(b)) shall be true and correct as of such specified date (without regard to materiality, Parent Material Adverse Effect or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (A) and (B) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (ii) the representations and warranties set forth in Sections 5.2, 5.15(a) and 5.17(b) shall be true and correct in all material respects as of the Closing as though made at and as of the Closing (except for representations and warranties set forth in Sections 5.2 and 5.15(a) which address matters only as of a specified date, which representations and warranties shall continue as of the Closing to be true and correct in all material respects as of such specified date) and (iii) the representations and warranties set forth in Section 5.17(b) shall be true and correct in all respects as of the Closing.

(b)          each of Parent and Merger Sub shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing;

(c)          the Company shall have received a certificate signed by an officer of Parent and Merger Sub, respectively, each dated the Closing Date, to the effect that the conditions specified in Sections 7.2(a) and 7.2(b) are satisfied;

(d)          no Governmental Body having competent jurisdiction over the Company, Parent or Merger Sub shall have enacted, issued, promulgated, enforced or entered any Law then in effect or issued an Order, in each case, prohibiting consummation of the Merger on the terms contemplated by this Agreement; provided, that any Law or Order with respect to Competition Laws other than those set forth on Schedule 7.1(e) shall be disregarded for purposes of this Section 7.2(d);

(e)          the waiting period or required approval applicable to the transactions contemplated by this Agreement under the HSR Act and the other applicable Competition Laws and other regulatory approvals set forth on Schedule 7.1(e) shall have expired (or early termination shall have been granted) or been received;

(f)          the Company shall have received the Written Stockholder Consent; and

(g)          the Parent Common Stock issuable in the Merger shall have been authorized for listing on the New York Stock Exchange upon official notice of issuance.

7.3         Waiver of Conditions; Frustration of Closing Conditions.    All conditions to Closing shall be deemed to have been satisfied or waived from and after the Closing. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Sections 7.1 or 7.2, as the case may be, if such failure was caused by such party’s (or in the case of Parent or Merger Sub, either Parent’s or Merger Sub’s) failure to comply with any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1         Termination of Agreement.    Subject to Section 10.1, this Agreement may be terminated at any time prior to the Effective Time as follows:

(a)          at the election of the Company or Parent on or after April 26, 2016 (the “Outside Date”), if the Merger shall not have occurred by 5:00 p.m. New York City time on such date; provided, however, that if (i) on the Outside Date the conditions set forth in Section 7.1(d) or Section 7.1(e), on the one hand, or Section 7.2(d) or Section 7.2(e), on the other, have not been satisfied or waived (to the extent permitted by applicable Law) by Parent or the Company, as applicable, then the Company or Parent may, in its sole discretion, extend the Outside Date to a date that is on or prior to July 26, 2016 by delivery of written notice of such extension to the other party not less than three (3) Business Days prior to April 26, 2016; provided, further, that neither the Company nor Parent may terminate this Agreement pursuant to this Section 8.1(a) if it (or, in the case of Parent, Merger Sub) is in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement and such breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in ARTICLE VII prior to the Outside Date or (ii) the failure of the Effective Time to have occurred prior to the Outside Date; provided, further, that neither the Company nor Parent shall have the right to terminate this Agreement pursuant to this Section 8.1(a) in the event (x) the other party is seeking, through Legal Proceedings, to specifically enforce this Agreement in compliance with Section 10.1 while such Legal Proceedings are still pending or prior to any ruling in such Legal Proceedings being fully complied with or (y) on the Outside Date, the Company has the right to terminate this Agreement pursuant to Sections 8.1(e) or 8.1(f);

(b)          by mutual written consent of the Company and Parent;

(c)          by the Company or Parent if any Governmental Body having competent jurisdiction over the Company, Parent or Merger Sub shall have enacted, issued, promulgated, enforced or entered any Law then in effect or issued an Order, in each case, such that the conditions set forth in Section 7.1(d) and Section 7.2(d) would not be satisfied, and such Law or Order shall have become final and non-appealable; provided, however, the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have complied in all material respects with its obligations under Section 6.5;

(d)          by Parent if (i) neither Parent nor Merger Sub is in material breach of any of its respective representations, warranties, covenants or other agreements contained in this Agreement and (ii) the Company is in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement that renders or would render the conditions set forth in Section 7.1(a) or 7.1(b) incapable of being satisfied at least three (3) Business Days prior to the Outside Date, and if such breach is either (A) not capable of being cured at least three (3) Business Days prior to the Outside Date or (B) if curable, is not cured prior to the earlier of (x) twenty (20) Business Days after the giving of written notice by Parent to the Company and (y) three (3) Business Days prior to the Outside Date;

(e)          by the Company if (i) the Company is not in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement and (ii) either of Parent or Merger Sub is in breach of any of its respective representations, warranties, covenants or other agreements contained in this Agreement that renders or would render the conditions set forth in Section 7.2(a) or 7.2(b) incapable of being satisfied at least three (3) Business Days prior to the Outside Date, and if such breach is either (A) not capable of being cured at least three (3) Business Days prior to the Outside Date or (B) if curable, is not cured prior to the earlier of (x) twenty (20) Business Days after the giving of written notice by the Company to Parent and (y) at least three (3) Business Days prior to prior to the Outside Date;

(f)          by the Company, on or after five (5) Business Days following delivery of written notice by the Company to Parent of its intent to terminate this Agreement pursuant to this Section 8.1(f), if (i) all the conditions set forth in Section 7.1 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date that notice of termination is delivered by the Company to Parent) and (ii) Parent and Merger Sub did not or do not, as applicable, complete the Merger by the day the Closing is required to occur pursuant to Section 2.2; or

(g)          by Parent, if the closing conditions set forth in Section 7.1(f) and Section 7.2(f) shall not have been satisfied within two hours (2) hours following the execution of this Agreement; provided, however, that the right to terminate this Agreement under this Section 8.1(g) must be exercised, if exercisable, by the end of the fifth (5th) Business Day following the first date on which termination right is available to Parent.

8.2         Procedure Upon Termination.    Subject to Section 8.3, in the event of a valid termination by Parent or the Company, or both, pursuant to Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made (other than in the case of a termination pursuant to Section 8.1(b)), and this Agreement shall terminate, and the Merger shall be terminated, without further action by Parent or the Company.

8.3         Effect of Termination.    In the event that this Agreement is validly terminated in accordance with Section 8.1 and Section 8.2, then each of the parties hereto shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Parent, Merger Sub or the Company; provided, however , that (i) no such termination shall relieve any party hereto from liability for any Willful Breach and (ii) the provisions of Section 6.3, the last sentence of Section 6.5(c), Section 6.8, Section 6.16(d), this Section 8.3 and ARTICLE X shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.

ARTICLE IX

ADDITIONAL AGREEMENTS

9.1         No Other Representations.    EACH OF PARENT AND MERGER SUB SPECIFICALLY ACKNOWLEDGES AND AGREES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (AS QUALIFIED BY THE SCHEDULES), NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, OR HAS MADE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR ITS SUBSIDIARIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF PARENT AND MERGER SUB SPECIFICALLY ACKNOWLEDGES AND AGREES TO THE COMPANY’S EXPRESS DISAVOWAL AND DISCLAIMER PURSUANT TO THE PRIOR SENTENCE OF ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY THE COMPANY OR ANY OF ITS AFFILIATES, OR ITS OR THEIR RESPECTIVE equityholders, incorporators, controlling persons, limited or general partners, members, Affiliates or Representatives, AND OF ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PARENT, MERGER SUB OR THEIR RESPECTIVE EQUITYHOLDERS, INCORPORATORS, CONTROLLING PERSONS, LIMITED OR GENERAL PARTNERS, MEMBERS, AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PARENT, MERGER SUB OR THEIR RESPECTIVE EQUITYHOLDERS, INCORPORATORS, CONTROLLING PERSONS, LIMITED OR GENERAL PARTNERS, MEMBERS, AFFILIATES OR REPRESENTATIVES BY ANY REPRESENTATIVE OR AFFILIATE OF THE COMPANY). EACH OF PARENT AND MERGER SUB ACKNOWLEDGES AND AGREES THAT ITS HAS CONDUCTED TO ITS SATISFACTION ITS OWN INDEPENDENT INVESTIGATION OF THE CONDITION, OPERATIONS, LIABILITIES AND BUSINESS OF THE COMPANY AND ITS SUBSIDIARIES AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, EACH OF PARENT AND MERGER SUB HAVE RELIED SOLELY ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND THE EXPRESS REPRESENTATIONS AND WARRANTIES OF THE COMPANY SET FORTH IN ARTICLE IV (AS MODIFIED BY THE SCHEDULES). EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE IV (AS MODIFIED BY THE SCHEDULES) NONE OF THE COMPANY, ITS SUBSIDIARIES, NOR ANY OTHER PERSON HAS MADE OR IS MAKING AN EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY, ITS SUBSIDIARIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACCURACY OR COMPLETENESS OF THE INFORMATION, RECORDS OR DATA NOW, HERETOFORE OR HEREAFTER MADE AVAILABLE TO PARENT, MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. IN FURTHERANCE OF THE FOREGOING, AND NOT IN LIMITATION THEREOF, EACH OF PARENT AND MERGER SUB SPECIFICALLY ACKNOWLEDGES AND AGREES THAT THE COMPANY DOES NOT MAKE, NOR HAS MADE, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST DELIVERED TO PARENT, MERGER SUB OR THEIR RESPECTIVE EQUITYHOLDERS, INCORPORATORS, CONTROLLING PERSONS, LIMITED OR GENERAL PARTNERS, MEMBERS, AFFILIATES OR REPRESENTATIVES WITH RESPECT TO THE PERFORMANCE OF THE COMPANY OR ITS SUBSIDIARIES WHETHER BEFORE, ON OR AFTER THE CLOSING DATE. EACH OF PARENT AND MERGER SUB SPECIFICALLY ACKNOWLEDGES AND AGREES THAT THE COMPANY DOES NOT MAKE, NOR HAS MADE (OR HAS AUTHORIZED ANY OTHER PERSON TO MAKE ON ITS BEHALF), ANY REPRESENTATION OR WARRANTY TO PARENT OR MERGER SUB REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY OR ITS SUBSIDIARIES. EACH OF PARENT AND MERGER SUB SHALL ACQUIRE THE COMPANY AND ITS SUBSIDIARIES (I) WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE COMPANY, ITS SUBSIDIARIES, ANY ASSETS OR ANY PART THEREOF AND (II) IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT, IN EACH CASE, FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (AS MODIFIED BY THE SCHEDULES). EACH OF PARENT AND MERGER SUB HEREBY WAIVES, ON BEHALF OF ITSELF AND ITS AFFILIATES (INCLUDING, AFTER THE CLOSING, THE SURVIVING CORPORATION AND EACH OF ITS SUBSIDIARIES), FROM AND AFTER THE CLOSING, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IT MAY HAVE AGAINST THE COMPANY STOCKHOLDERS, THE COMPANY OPTIONHOLDERS, THE EQUITYHOLDERS’ REPRESENTATIVE, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY EQUITYHOLDERS, INCORPORATORS, CONTROLLING PERSONS, LIMITED OR GENERAL PARTNERS, MEMBERS, AFFILIATES OR REPRESENTATIVES OF ANY OF THE FOREGOING, AND AGREES NO RECOURSE SHALL BE SOUGHT OR GRANTED AGAINST ANY OF THEM, RELATING TO THE OPERATION OF THE COMPANY, THE COMPANY’S SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES OR RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT (INCLUDING THE REPRESENTATIONS, WARRANTIES AND COVENANTS CONTAINED HEREIN, THE SCHEDULES AND EXHIBITS HERETO AND ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER DOCUMENTS DELIVERED IN CONNECTION HEREWITH) AND THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER ARISING UNDER OR BASED UPON ANY FEDERAL, STATE, LOCAL OR FOREIGN STATUTE, LAW, ORDINANCE, RULE OR REGULATION OR OTHERWISE (INCLUDING ANY RIGHT, WHETHER ARISING AT LAW OR IN EQUITY, TO SEEK INDEMNIFICATION, CONTRIBUTION, COST RECOVERY, DAMAGES, OR ANY OTHER RECOURSE OR REMEDY, INCLUDING AS MAY ARISE UNDER COMMON LAW). FURTHERMORE, WITHOUT LIMITING THE GENERALITY OF THIS SECTION 9.1, NO ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM OR LEGAL PROCEEDING OF ANY KIND (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) SHALL BE BROUGHT OR MAINTAINED BY ANY OF PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES (INCLUDING, AFTER THE CLOSING, THE SURVIVING CORPORATION AND EACH OF ITS SUBSIDIARIES) AGAINST THE COMPANY STOCKHOLDERS, THE COMPANY OPTIONHOLDERS, THE EQUITYHOLDERS’ REPRESENTATIVE, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY EQUITYHOLDERS, INCORPORATORS, CONTROLLING PERSONS, LIMITED OR GENERAL PARTNERS, MEMBERS, AFFILIATES OR REPRESENTATIVES OF ANY OF THE FOREGOING, AND NO RECOURSE SHALL BE SOUGHT OR GRANTED AGAINST ANY OF THEM, BY VIRTUE OF OR BASED UPON (I) ANY ALLEGED MISREPRESENTATION OR INACCURACY IN OR BREACH OF ANY OF THE REPRESENTATIONS, WARRANTIES OR COVENANTS SET FORTH OR CONTAINED IN THIS AGREEMENT, ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER DOCUMENTS DELIVERED HEREUNDER, THE EXHIBITS AND SCHEDULES HERETO OR THE SUBJECT MATTER HEREOF OR THEREOF, OR (II) THE BUSINESS, THE OWNERSHIP, OPERATION, MANAGEMENT, USE OR CONTROL OF THE BUSINESS OF THE COMPANY OR THE COMPANY’S SUBSIDIARIES, ANY OF THEIR ASSETS, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY ACTIONS OR OMISSIONS AT OR PRIOR TO THE CLOSING DATE.

9.2         No Survival of Representations, Warranties and Covenants.    The parties, intending to modify any applicable statute of limitations, acknowledge and agree that representations, warranties, covenants and agreements of the parties contained in this Agreement shall not survive beyond the Effective Time and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Effective Time, on the part of any party, its Affiliates or any of their respective Representatives, except for (i) those covenants and agreements that by their terms apply or are to be performed in whole or in part at or after the Effective Time and (ii) ARTICLE X.

ARTICLE X

MISCELLANEOUS

10.1       Remedies.

(a)          The parties acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or any such breach. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other party (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required. The pursuit of specific enforcement or other equitable remedies by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at Law or in equity) to which such party may be entitled at any time.

(b)          Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise at any time of any other remedy.

(c)          Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Company, or Parent or Merger Sub, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Company, or Parent and Merger Sub, as applicable, under this Agreement. The parties hereto further acknowledge and agree that (i) by seeking the remedies provided for in this Section 10.1, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement (including monetary damages) and (ii) nothing set forth in this Section 10.1 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 10.1 prior or as a condition to exercising any termination right under ARTICLE VIII (and pursuing damages after such termination (subject to the terms of this Agreement)), nor shall the commencement of any Legal Proceeding pursuant to this Section 10.1 or anything set forth in this Section 10.1 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(d)          Notwithstanding anything to the contrary contained herein or otherwise, if a court has determined to grant an award of damages in connection with any breach by Parent or Merger Sub of the terms or conditions set forth in this Agreement, the Equityholders’ Representative may, on behalf of the Company Stockholders and Company Optionholders, enforce such award and accept damages for such breach, and Parent and Merger Sub agree that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall, in addition to any damage to the Company and its Subsidiaries, include the benefit of the bargain lost by the Company Stockholders and Company Optionholders (taking into consideration all relevant matters, including the loss of the expected premium, other combination opportunities and the time value of money) (such damages, “Expectation Damages”).

10.2       Payment of Transfer Taxes. All Transfer Taxes, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by the Surviving Corporation.

10.3       Expenses. Except as otherwise provided in this Agreement, each of the Company, Parent and Merger Sub shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby. Parent and Merger Sub shall pay the fees and expenses of the Company as contemplated by Sections 6.5(c), 6.16(c) and 10.2 and shall be responsible for the fees and expenses of the Escrow Agent relating to the Escrow Agreement and the Paying Agent relating to the Paying Agent Agreement.

10.4       Entire Agreement; Amendments and Waivers.

(a)          This Agreement (including the Exhibits and Schedules hereto), the Parent Registration Rights Agreement, the Confidentiality Agreement, the Escrow Agreement and the Paying Agent Agreement represent the entire understanding and agreement between the parties with respect to the subject matter hereof. This Agreement may only be amended, restated, supplemented or otherwise modified or waived by a written instrument signed by each of the parties hereto; provided, however, that after receipt of the Company Stockholder Approval, any amendment that would require approval of the Company Stockholders pursuant to the DGCL shall be subject to receipt of such required approval of the Company Stockholders pursuant to the DGCL. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or obligation contained herein. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

(b)          Notwithstanding anything to the contrary contained in this Agreement, this Section 10.4(b), and Sections 10.5(b), 10.9(a)(ix), 10.10, and 10.14 (in each case, together with any related defined terms as they affect such Section) may not be amended, modified, waived or terminated, directly or indirectly (solely insofar as they directly relate to the interests of the Financing Sources), in a manner that is adverse to the rights expressly provided for therein to any Financing Source without the prior written consent of such Financing Source.

10.5       Governing Law; Consent to Jurisdiction.

(a)          Except as provided in Section 10.5(b), this Agreement, and all actions, causes of action, claims, cross-claims, third-party claims or Legal Proceedings of any kind (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement (including the Exhibits and Schedules hereto), any certificate, instrument, opinion or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim, third-party claim or Legal Proceeding of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith) shall be governed by and construed in accordance with the Law of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. Except as provided in Section 10.5(b), each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action, cause of action, claim, cross-claim or third-party claim or Legal Proceeding of any kind arising out of or relating to this Agreement, any certificate, instrument, opinion or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim or third-party claim or Legal Proceeding of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action, cause of action, claim, cross-claim or third-party claim or Legal Proceeding of any kind shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any action, cause of action, claim, cross-claim or third-party claim or Legal Proceeding of any kind arising out of or relating to this Agreement, any certificate, instrument, opinion or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim or third-party claim or Legal Proceeding of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith) in the Delaware Court of Chancery, any Federal court of the United States of America sitting in the State of Delaware, or in any Delaware State court, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action, cause of action, claim, cross-claim or third-party claim or Legal Proceeding of any kind in any such court and (iv) agrees that a final judgment in any such action, cause of action, claim, cross-claim or third-party claim or Legal Proceeding of any kind shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth in Section 10.6 below shall be effective service of process for any action, cause of action, claim, cross-claim or third-party claim or Legal Proceeding of any kind brought in any such court.

(b)          Notwithstanding anything to the contrary herein, each of the parties to this Agreement (i) agrees that it will not bring or support, or permit any of its Affiliates to bring or support, any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement in any forum other than the Supreme Court of the State of New York, County of New York (and appellate courts thereof), or if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (iii) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any manner provided by Law, (iv) agrees that the Laws of the State of New York shall govern any such action and (v) agrees that all of the provisions of Section 10.14 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim, or third party claim referenced in this Section 10.5(b).

10.6       Notices.    All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed given (a) when personally delivered, (b) when transmitted (except, if not a Business Day, then the next Business Day) by telecopy (or other facsimile device) or e-mail to the facsimile number or email (as applicable) set out below, if the sender on the same day sends a confirming copy of such notice, demand or other communication by a recognized overnight delivery service (charges prepaid), (c) on the Business Day immediately following the day on which the same has been delivered to an overnight air courier service of national repute (charges prepaid) or (d) three (3) Business Days following the day on which the same is sent by certified or registered mail (charges prepaid). Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address or facsimile number set forth below (or to such other address or facsimile number as the applicable party may have specified by notice given to the parties pursuant to this provision):

If to the Company, to:

Interactive Data Holdings Corporation
c/o Interactive Data
32 Crosby Drive
Bedford, MA 01730
Facsimile: (781) 687-8005
E-mail: Vincent.Chippari@interactivedata.com
Attention: Vincent Chippari

with a copy (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

Facsimile: (650) 251-5002

E-mail: rcapelouto@stblaw.com
E-mail: robert.langdon@stblaw.com

E-mail: aazher@stblaw.com

Attention:          Rich Capelouto

            Robert Langdon

Atif Azher

with a copy to (which shall not constitute actual or constructive notice):

Silver Lake Partners

9 West 57th Street, 32nd Floor

New York, NY 10019

Facsimile: (212) 981-3566

Email: andy.schader@silverlake.com
Attention: Andy Schader

Silver Lake Partners

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Facsimile: (650) 233-8125
Email: karen.king@silverlake.com

Attention: Karen King

with a copy to (which shall not constitute actual or constructive notice):

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Facsimile: (212) 878-8633
Email: harsha.marti@warburgpincus.com

Attention: Harsha Marti

If to Parent or Merger Sub, to:

Intercontinental Exchange, Inc.
5560 New Northside Drive
Atlanta, GA 30328
Facsimile:  (770) 937-0020
Email: legal-notices@theice.com
Attention:   General Counsel

and

Red Merger Sub Inc.
5560 New Northside Drive
Atlanta, GA 30328
Facsimile:  (770) 937-0020
Attention:   David Clifton

with a copy (which shall not constitute actual or constructive notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Facsimile:    (212) 558 3588
E-mail:         evangelakosJ@sullcrom.com
E-mail:         cohena@sullcrom.com

Attention:    John Evangelakos

  Audra Cohen

If to the Equityholders’ Representative, to:

c/o Silver Lake Partners
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
Facsimile:  (650) 233-8125
Email: karen.king@silverlake.com
Attention:  Karen King

and

c/o Silver Lake Partners
9 West 57th Street, 32nd Floor
New York, NY 10019
Facsimile:  (212) 981-3535
Email: andy.schader@silverlake.com
Attention:  Andrew J. Schader

and

c/o Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
Facsimile:  (212) 716-8633
Email: harsha.marti@warburgpincus.com
Attention:  Harsha Marti

with a copy (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

Facsimile: (650) 251-5002

E-mail: rcapelouto@stblaw.com
E-mail: robert.langdon@stblaw.com

E-mail: aazher@stblaw.com

Attention:   Rich Capelouto

     Robert Langdon

     Atif Azher

10.7       Release.    Effective as of the Closing, each of Parent, Merger Sub, the Company (on behalf of the Surviving Corporation), each of their respective controlled Affiliates, successors and assigns (each a “Releasing Party”), hereby fully and unconditionally releases, acquits and forever discharges the current and former managers, partners, officers and directors of the Company and its Subsidiaries, the Sponsors, the Company Stockholders, the Company Optionholders, and each of their respective Affiliates, successors and assigns and each other Non-Party Affiliate (each a “Released Person”) from all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, whether in Law or in equity, whether in contract or in tort or otherwise, known or unknown, accrued or unaccrued (collectively, “Claims”), which have been or could have been asserted against any Released Person, which any Releasing Person has or ever had, which arises out of or in any way relates either to a Released Person’s status as a direct or indirect stockholder of the Company or, to the extent applicable, in its capacity as a manager, partner, officer or director of the Company, and/or to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Company and its Subsidiaries (each a “Released Claim”); provided, that each Releasing Party retains, and do not release, acquit or discharge any of their rights and interests (i) against the parties to this Agreement, the Shareholders Agreement, the Company Documents, the Confidentiality Agreement, the Escrow Agreement, the Paying Agent Agreement or any other agreement delivered in connection with the transactions contemplated hereby, (ii) with respect to claims, actions, causes of action or any liabilities that arise as a result of actual and intentional fraud by a Released Person or (iii) with respect to any claim of, or liability to, the Company or any of its Subsidiaries (or any successors thereof) against any Released Person to the extent resulting from the Released Person’s status as an employee of the Company or any of its Subsidiaries. Each of Parent and Merger Sub covenants and agrees that it will not, and will cause the Surviving Corporation and their respective controlled Affiliates not to, take any action inconsistent with this Section 10.7 (including commencing any litigation with respect to, or, directly or indirectly, transferring to another Person, any Released Claim). This Section 10.7 shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Released Persons, and shall be binding on all successors and permitted assigns of Parent and the Surviving Corporation.

10.8       Severability.    If any condition, term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other conditions, terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. Notwithstanding the foregoing, the parties intend that the provisions of ARTICLE X, including the remedies, and limitations thereon, and the limitations on representations, warranties and covenants, be construed as integral provisions of this Agreement and that such provisions, remedies and limitations shall not be severable in any manner that diminishes a party’s rights hereunder or increases a party’s liability or obligations hereunder.

10.9       Binding Effect; Assignment; Third Party Beneficiaries.

(a)          This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except (i) prior to the Effective Time, for the right of the Equityholders’ Representative (on behalf of the Company Stockholders and the Company Optionholders) to pursue claims for damages (including Expectation Damages) and other relief (including equitable relief) for any breach of this Agreement by Parent or Merger Sub, whether or not this Agreement has been validly terminated pursuant to ARTICLE VIII, which right is hereby expressly acknowledged and agreed by each of Parent and Merger Sub, (ii) from and after the Effective Time, the rights of the Company Stockholders and the Company Optionholders to receive the Estimated Merger Consideration, the Additional Merger Consideration (if any) and other payments according to the terms of this Agreement, in each case, as set forth in ARTICLE III, shall be for the benefit of, and enforceable by, the Company Stockholders or the Company Optionholders, as the case may be, (iii) Section 6.6 shall be for the benefit of, and enforceable by, the Indemnitees, (iv) Section 6.6(h) and Section 6.8(b) shall be for the benefit of, and enforceable by, the Sponsors, (v) Sections 6.7, 10.2 and 10.3 shall be for the benefit of, and enforceable by, the Company Stockholders and the Company Optionholders, (vi) Section 10.7 shall be for the benefit of, and enforceable by, each Released Person, (vii) Section 10.10 shall be for the benefit of, and enforceable by, the Non-Party Affiliates of the parties, (viii) Section 10.11 shall be for the benefit of, and enforceable by, STB and (ix) Sections 10.4(b), 10.5(b), 10.10 and 10.14 shall be for the benefit of, and enforceable by, the Financing Sources, to the extent, and only to the extent, of any rights of such Financing Sources expressly provided for in the referenced sections.

(b)          No assignment of this Agreement or of any rights or obligations hereunder may be made, directly or indirectly (by operation of Law or otherwise), by (i) the Company, without the prior written consent of Parent, or (ii) Parent, Merger Sub or the Surviving Corporation, without the prior written consent of either the Company (prior to the Closing) or the Equityholders’ Representative (at and after the Closing), respectively. Any attempted assignment without obtaining such required consent shall be null and void.

10.10     Non-Recourse.    Except as set forth in the Confidentiality Agreement, all claims, obligations, liabilities, or causes of action (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future equityholder, incorporator, controlling person, general or limited partner, member, Affiliate, assignee or Representative of, and any financial advisor, Financing Source or lender to, any Contracting Party, or any current, former or future equityholder, incorporator, controlling person, general or limited partner, member, Affiliate, assignee or Representative of, and any financial advisor, Financing Source or lender to, any of the foregoing or any of their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) (collectively, the “Non-Party Affiliates”), shall have any liability (whether in Law or in equity, whether in contract or in tort or otherwise) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Confidentiality Agreement), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Confidentiality Agreement) against any such Non-Party Affiliates; provided, that, for clarity, no party to the Confidentiality Agreement shall be deemed a Non-Party Affiliate. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise set forth in the Confidentiality Agreement, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available, whether at Law, in equity, in contract, in tort or otherwise, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Party Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, in each case arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Confidentiality Agreement); and (b) each Contracting Party disclaims any reliance upon any Non-Party Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding anything to the contrary contained herein or otherwise, after the Closing, no party may seek to rescind this Agreement or any of the transactions contemplated hereby.

10.11     Provision Respecting Legal Representation.    Each of Parent, Merger Sub and the Company (on its behalf and on behalf of the Surviving Corporation) hereby waives, and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with STB representing any of the Sponsors, the Company Stockholders or their respective Affiliates (including the Equityholders’ Representative) after the Closing as such representation may relate to Parent, Merger Sub, the Company or any of its Subsidiaries or the transactions contemplated by this Agreement. Each of Parent, Merger Sub and the Company (on behalf of the Surviving Corporation) hereby agrees that, in the event that a dispute arises after the Closing between Parent, the Surviving Corporation or any of their respective Subsidiaries, on the one hand, and the Equityholders’ Representative, the Sponsors, the Company Stockholders or the Company Optionholders, on the other hand, STB may represent any or all of the Equityholders’ Representative, the Sponsors, the Company Stockholders or Company Optionholders in such dispute even though the interests of such Equityholders’ Representative, the Sponsors, the Company Stockholders or Company Optionholders may be directly adverse to Parent, the Surviving Corporation or any of their respective Affiliates, and even though STB formerly may have represented the Company or any of its Subsidiaries in a matter substantially related to such dispute; provided, however, that this sentence shall not apply if STB, at the time of such dispute, is handling ongoing matters for Parent, the Surviving Corporation or any of their respective Subsidiaries. In addition, all communications involving attorney-client confidences by the Sponsors, any Company Stockholders or their Affiliates in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to such Sponsors and Company Stockholders (and not the Surviving Corporation or its Subsidiaries). Accordingly, the Surviving Corporation and its Subsidiaries shall not have access to any such communications, or to the files of STB relating to the engagement described in this Section 10.11, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (i) the Sponsors and the applicable Company Stockholders and their Affiliates (and not the Surviving Corporation or its Affiliates) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or its Affiliates shall be a holder thereof, (ii) to the extent that the files of STB in respect of such engagement constitute property of the client, only the applicable Sponsors, Company Stockholders and their Affiliates (and not the Surviving Corporation or its Affiliates) shall hold such property rights and (iii) STB shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Surviving Corporation or its Affiliates by reason of any attorney-client relationship between STB and any of the Surviving Corporation or its Affiliates or otherwise; provided, that no such Sponsors, Company Stockholder or Affiliate thereof may waive such privilege or exercise such property rights without the prior written consent of the Equityholders’ Representative, on behalf of all of the Sponsors and Company Stockholders.

10.12     Parent Guarantee.    Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement in accordance with its terms. Parent unconditionally guarantees to the Company and, to the extent set forth in Section 10.9, the other Persons who are entitled to the benefit of this Agreement, the full and complete performance by each of Merger Sub and the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, any protest, any notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 10.12 or elsewhere in this Agreement.

10.13     Counterparts; Delivery by Facsimile or Email.

(a)          This Agreement and any amendment, restatement, supplement or other modification hereto or waiver hereunder, (i) may be executed in any number of counterparts (including by means of facsimile or email in .pdf format), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement and (ii) to the extent signed and delivered by means of a facsimile machine or scanned pages via e-mail, shall be treated in all manner and respect as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

(b)          At the request of any party hereto, each other party hereto shall re-execute original forms hereof and deliver them to all other parties. No party hereto shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or agreement was transmitted or communicated through the use of facsimile machine or email as a defense to the formation of a contract, and each such party forever waives any such defense.

(c)          This Agreement is not binding unless and until signature pages are executed, delivered and confirmed as released by each of the Company, Parent, Merger Sub and the Equityholders’ Representative, which confirmation may be given by any Person designated on Schedule 10.13(c) hereto as having the authority to so confirm with respect to the Company, Parent, Merger Sub or the Equityholders’ Representative, as applicable.

10.14     Waiver of Jury Trial.    THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY action, cause of action, claim, cross-claim or third-party claim or Legal Proceeding of any kind (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement (including the Exhibits and Schedules hereto), any certificate, instrument, opinion or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim or Legal Proceeding of any kind or description based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith) OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER at Law, in equity, in contract, in tort or otherwise. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.14.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PARENT:

Intercontinental Exchange, Inc.:

By:	/s/ Scott A. Hill
Name:	Scott A. Hill
Title:	Chief Financial Officer

MERGER SUB:

Red Merger Sub Inc.:

By:	/s/ Scott A. Hill
Name:	Scott A. Hill
Title:	President

COMPANY:

INTERACTIVE DATA HOLDINGS CORPORATION

By:	/s/ Vincent Chippari
Name:	Vincent Chippari
Title:	Chief Financial Officer

EQUITYHOLDERS’ REPRESENTATIVE:

IGLOO MANAGER CO-INVEST, LLC

By:	/s/ Michael Bingle
Name:	Michael Bingle
Title:	Manager

By:	/s/ James Neary
Name:	James Neary
Title:	Manager

[Signature Page to Agreement and Plan of Merger]